SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2012

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant'sf name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: Prudential plc - Half Year 2012 - IFRS

STATUTORY BASIS RESULTS
INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) BASIS RESULTS
CONDENSED CONSOLIDATED INCOME STATEMENT

	Half year	Half year*	Full year*
	2012 £m	2011 £m	2011 £m
Earned premiums, net of reinsurance	14,111	12,930	25,277
Investment return note I	8,762	7,750	9,360
Other income	1,008	923	1,869
Total revenue, net of reinsurance	23,881	21,603	36,506
Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance note J	(19,850)	(17,590)	(29,289)
Acquisition costs and other expenditure note H	(2,592)	(2,665)	(5,120)
Finance costs: interest on core structural borrowings of shareholder-financed operations	(140)	(140)	(286)
Total charges, net of reinsurance	(22,582)	(20,395)	(34,695)
Profit before tax (being tax attributable to shareholders' and policyholders' returns)**	1,299	1,208	1,811
(Less) add tax (charge) credit attributable to policyholders' returns	(40)	(94)	17
Profit before tax attributable to shareholders note C	1,259	1,114	1,828
Total tax charge attributable to policyholders and shareholders note K	(347)	(377)	(392)
Adjustment to remove tax charge (credit) attributable to policyholders returns	40	94	(17)
Tax charge attributable to shareholders' returns note K	(307)	(283)	(409)
Profit for the period	952	831	1,419
Attributable to:
Equity holders of the Company	952	829	1,415
Non-controlling interests	-	2	4
Profit for the period	952	831	1,419

Earnings per share (in pence)
Based on profit attributable to the equity holders of the Company: note L
Basic	37.5p	32.7p	55.8p
Diluted	37.5p	32.6p	55.7p

*     The Group has adopted altered US GAAP requirements for deferred acquisition costs as an improvement to its accounting policy under IFRS 4 for those operations of the Group which measure insurance assets and liabilities substantially by reference to US GAAP principles. Accordingly, the 2011 comparative results and related notes have been adjusted from those previously published for the retrospective application of the improvement as if the new accounting policy had always applied, as described in note B.

** This measure is the formal profit before tax measure under IFRS but it is not the result attributable to shareholders.

       This is principally because taxes borne by UK with-profits and unit-linked policies through adjustments to benefits are paid on the policyholders' behalf by the Company. These amounts are required to be included in the tax charge of the Company under IAS 12. Consequently, the profit before all taxes measure (which is determined after deducting the cost of policyholder benefits and movements in the liability for unallocated surplus of the PAC with-profits fund after adjusting for taxes borne by policyholders) is not representative of pre-tax profits attributable to shareholders.

Dividends per share (in pence)
	Half year	Half year	Full year
	2012	2011	2011

Dividends relating to reporting period: note M
Interim dividend (2012 and 2011)	8.40p	7.95p	7.95p
Final dividend (2011)	-	-	17.24p
Total	8.40p	7.95p	25.19p
Dividends declared and paid in reporting period: note M
Current year interim dividend	-	-	7.95p
Final dividend for prior year	17.24p	17.24p	17.24p
Total	17.24p	17.24p	25.19p

STATUTORY BASIS RESULTS
INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) BASIS RESULTS
CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Half year	Half year*	Full year*
	2012 £m	2011 £m	2011 £m

Profit for the period	952	831	1,419

Other comprehensive income:
Exchange movements on foreign operations and net investment hedges:
Exchange movements arising during the period	(53)	(57)	(37)
Related tax	(1)	(5)	(68)
	(54)	(62)	(105)

Unrealised valuation movements on securities of US insurance operations classified as available-for-sale:
Unrealised holding gains arising during the period	470	287	912
Add back net losses/deduct net (gains) included in the income statement on disposal and impairment	12	(50)	(101)
Totalnote U	482	237	811
Related change in amortisation of deferred income and acquisition costs note Q	(181)	(71)	(275)
Related tax	(105)	(57)	(187)
	196	109	349

Other comprehensive income for the period, net of related tax	142	47	244

Total comprehensive income for the period	1,094	878	1,663

Attributable to:
Equity holders of the Company	1,094	876	1,659
Non-controlling interests	-	2	4
Total comprehensive income for the period	1,094	878	1,663

*    The Group has adopted altered US GAAP requirements for deferred acquisition costs as an improvement to its accounting policy under IFRS 4 for those operations of the Group which measure insurance assets and liabilities substantially by reference to US GAAP principles. Accordingly, the 2011 comparative results and related notes have been adjusted from those previously published for the retrospective application of the improvement as if the new accounting policy had always applied, as described in note B.

STATUTORY BASIS RESULTS
INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) BASIS RESULTS
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Period ended 30 June 2012
	Share capital	Share premium	Retained earnings	Translation reserve	Available -for-sale securities reserve	Shareholders' equity	Non-controlling interests	Total equity
	£m	£m	£m	£m	£m	£m	£m	£m
Reserves
Total comprehensive income for the period	-	-	952	(54)	196	1,094	-	1,094
Dividends	-	-	(440)	-	-	(440)	-	(440)
Reserve movements in respect of share-based payments	-	-	52	-	-	52	-	52
Change in non-controlling interests arising principally from purchase and sale of property partnerships of PAC with-profits fund and other consolidated investment funds	-	-	-	-	-	-	(9)	(9)

Share capital and share premium
New share capital subscribed	-	14	-	-	-	14	-	14

Treasury shares
Movement in own shares in respect of share-based payment plans	-	-	5	-	-	5	-	5
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS	-	-	3	-	-	3	-	3
Net increase (decrease) in equity	-	14	572	(54)	196	728	(9)	719
At beginning of period:
As previously reported	127	1,873	5,839	354	924	9,117	43	9,160
Effect of change in accounting policy for deferred acquisition costsnote B	-	-	(595)	(72)	114	(553)	-	(553)
After effect of change	127	1,873	5,244	282	1,038	8,564	43	8,607
At end of period	127	1,887	5,816	228	1,234	9,292	34	9,326

STATUTORY BASIS RESULTS
INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) BASIS RESULTS
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Period ended 30 June 2011*
	Share capital	Share premium	Retained earnings	Translation reserve	Available -for-sale securities reserve	Shareholders' equity	Non-controlling interests	Total equity
	£m	£m	£m	£m	£m	£m	£m	£m
Reserves
Total comprehensive income for the period	-	-	829	(62)	109	876	2	878
Dividends	-	-	(439)	-	-	(439)	-	(439)
Reserve movements in respect of share-based payments	-	-	25	-	-	25	-	25

Share capital and share premium
New share capital subscribed	-	15	-	-	-	15	-	15

Treasury shares
Movement in own shares in respect of share-based payment plans	-	-	(10)	-	-	(10)	-	(10)
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS	-	-	2	-	-	2		2
Net increase (decrease) in equity	-	15	407	(62)	109	469	2	471
At beginning of period:
As previously reported	127	1,856	4,982	454	612	8,031	44	8,075
Effect of change in accounting policy for deferred acquisition costsnote B	-	-	(520)	(67)	77	(510)	-	(510)
After effect of change	127	1,856	4,462	387	689	7,521	44	7,565
At end of period	127	1,871	4,869	325	798	7,990	46	8,036

*    The Group has adopted altered US GAAP requirements for deferred acquisition costs as an improvement to its accounting policy under IFRS 4 for those operations of the Group which measure insurance assets and liabilities substantially by reference to US GAAP principles. Accordingly, the 2011 comparative results and related notes have been adjusted from those previously published for the retrospective application of the improvement as if the new accounting policy had always applied, as described in note B.

STATUTORY BASIS RESULTS
INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) BASIS RESULTS
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Year ended 31 December 2011*
	Share capital	Share premium	Retained earnings	Translation reserve	Available -for-sale securities reserve	Shareholders' equity	Non-controlling interests	Total equity
	£m	£m	£m	£m	£m	£m	£m	£m
Reserves
Total comprehensive income for the year	-	-	1,415	(105)	349	1,659	4	1,663
Dividends	-	-	(642)	-	-	(642)	-	(642)
Reserve movements in respect of share-based payments	-	-	44	-	-	44	-	44
Change in non-controlling interests arising principally from purchase and sale of property partnerships of the PAC with-profits fund and other consolidated investment funds	-	-	-	-	-	-	(5)	(5)

Share capital and share premium
New share capital subscribed	-	17	-	-	-	17	-	17

Treasury shares
Movement in own shares in respect of share-based payment plans	-	-	(30)	-	-	(30)	-	(30)
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS	-	-	(5)	-	-	(5)	-	(5)
Net increase (decrease) in equity	-	17	782	(105)	349	1,043	(1)	1,042
At beginning of year:
As previously reported	127	1,856	4,982	454	612	8,031	44	8,075
Effect of change in accounting policy for deferred acquisition costsnote B	-	-	(520)	(67)	77	(510)	-	(510)
After effect of change	127	1,856	4,462	387	689	7,521	44	7,565
At end of year	127	1,873	5,244	282	1,038	8,564	43	8,607

*    The Group has adopted altered US GAAP requirements for deferred acquisition costs as an improvement to its accounting policy under IFRS 4 for those operations of the Group which measure insurance assets and liabilities substantially by reference to US GAAP principles. Accordingly, the 2011 comparative results and related notes have been adjusted from those previously published for the retrospective application of the improvement as if the new accounting policy had always applied, as described in note B.

STATUTORY BASIS RESULTS
INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) BASIS RESULTS
CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	30 Jun	30 Jun*	31 Dec*
	2012 £m	2011 £m	2011 £m
Assets

Intangible assets attributable to shareholders:
Goodwillnote P	1,467	1,469	1,465
Deferred acquisition costs and other intangible assetsnote Q	4,333	4,060	4,234
Total	5,800	5,529	5,699

Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries for venture fund and other investment purposes	178	169	178
Deferred acquisition costs and other intangible assets	84	93	89
Total	262	262	267
Total	6,062	5,791	5,966

Other non-investment and non-cash assets:
Property, plant and equipment	798	705	748
Reinsurers' share of insurance contract liabilities	1,703	1,334	1,647
Deferred tax assets note K	2,179	2,120	2,276
Current tax recoverable	308	384	546
Accrued investment income	2,713	2,460	2,710
Other debtors	1,827	1,638	987
Total	9,528	8,641	8,914

Investments of long-term business and other operations:
Investment properties	10,822	10,965	10,757
Investments accounted for using the equity method	112	71	70
Financial investments**:
Loans note S	9,981	9,017	9,714
Equity securities and portfolio holdings in unit trusts	90,542	91,037	87,349
Debt securities note T	128,269	117,213	124,498
Other investments	8,143	6,121	7,509
Deposits	12,429	10,858	10,708
Total	260,298	245,282	250,605

Properties held for sale	-	394	3
Cash and cash equivalents	6,737	8,589	7,257
Total assets note N	282,625	268,697	272,745

*    The Group has adopted altered US GAAP requirements for deferred acquisition costs as an improvement to its accounting policy under IFRS 4 for those operations of the Group which measure insurance assets and liabilities substantially by reference to US GAAP principles. Accordingly, the 2011 comparative results and related notes have been adjusted from those previously published for the retrospective application of the improvement as if the new accounting policy had always applied, as described in note B.

** Included within financial investments are £5,273 million, £8,744 million and £7,843 million of lent securities as at 30 June 2012, 30 June 2011 and 31 December 2011, respectively.

STATUTORY BASIS RESULTS
INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) BASIS RESULTS
CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	30 Jun	30 Jun*	31 Dec*
	2012 £m	2011 £m	2011 £m
Equity and liabilities

Equity
Shareholders' equity	9,292	7,990	8,564
Non-controlling interests	34	46	43
Total equity	9,326	8,036	8,607

Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)note Y	236,419	221,432	227,075
Unallocated surplus of with-profits fundsnote Y	9,802	10,872	9,215
Total	246,221	232,304	236,290

Core structural borrowings of shareholder-financed operations:
Subordinated debt	2,638	3,044	2,652
Other	958	954	959
Total note V	3,596	3,998	3,611

Other borrowings:
Operational borrowings attributable to shareholder-financed operations note W	2,804	2,912	3,340
Borrowings attributable to with-profits operations note W	955	1,440	972

Other non-insurance liabilities:
Obligations under funding, securities lending and sale and repurchase agreements	2,563	4,537	3,114
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	3,778	3,203	3,840
Deferred tax liabilities note K	3,913	3,936	3,929
Current tax liabilities	627	876	930
Accruals and deferred income	641	585	736
Other creditors	2,989	2,599	2,544
Provisions	411	587	529
Derivative liabilities	3,452	2,385	3,054
Other liabilities	1,349	1,299	1,249
Total	19,723	20,007	19,925
Total liabilities	273,299	260,661	264,138
Total equity and liabilities note N	282,625	268,697	272,745

*    The Group has adopted altered US GAAP requirements for deferred acquisition costs as an improvement to its accounting policy under IFRS 4 for those operations of the Group which measure insurance assets and liabilities substantially by reference to US GAAP principles. Accordingly, the 2011 comparative results and related notes have been adjusted from those previously published for the retrospective application of the improvement as if the new accounting policy had always applied, as described in note B.

STATUTORY BASIS RESULTS
INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) BASIS RESULTS
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

	Half year	Half year*	Full year*
	2012 £m	2011 £m	2011 £m
Cash flows from operating activities
Profit before tax (being tax attributable to shareholders' and policyholders' returns)note (i)	1,299	1,208	1,811
Non-cash movements in operating assets and liabilities reflected in profit before tax note (ii)	(939)	875	162
Other items note (iii)	(172)	122	(235)
Net cash flows from operating activities	188	2,205	1,738
Cash flows from investing activities
Net cash flows from purchases and disposals of property, plant and equipment	(108)	(42)	(114)
Acquisition of subsidiaries, net of cash balance note (iv)	-	(41)	(53)
Change to Group's holdings, net of cash balance note (iv)	23	-	-
Net cash flows from investing activities	(85)	(83)	(167)
Cash flows from financing activities
Structural borrowings of the Group:
Shareholder-financed operations notes (v) and V:
Issue of subordinated debt, net of costs	-	340	340
Redemption of subordinated debt	-	-	(333)
Interest paid	(139)	(137)	(286)
With-profits operations notes (vi) and W:
Interest paid	(4)	(4)	(9)
Equity capital:
Issues of ordinary share capital	14	15	17
Dividends paid	(440)	(439)	(642)
Net cash flows from financing activities	(569)	(225)	(913)
Net (decrease) increase in cash and cash equivalents	(466)	1,897	658
Cash and cash equivalents at beginning of period	7,257	6,631	6,631
Effect of exchange rate changes on cash and cash equivalents	(54)	61	(32)
Cash and cash equivalents at end of period	6,737	8,589	7,257

* The Group has adopted altered US GAAP requirements for deferred acquisition costs as an improvement to its accounting policy under IFRS 4 for those operations of the Group which measure insurance assets and liabilities substantially by reference to US GAAP principles. Accordingly, the 2011 comparative results and related notes have been adjusted from those previously published for the retrospective application of the improvement as if the new accounting policy had always applied, as described in note B.

Notes
(i) This measure is the formal profit before tax measure under IFRS but it is not the result attributable to shareholders.
(ii) The adjusting items to profit before tax included within non-cash movements in operating assets and liabilities reflected in profit before tax are as follows:

	Half year	Half year	Full year
	2012 £m	2011 £m	2011 £m
Other non-investment and non-cash assets	(1,261)	(869)	(999)
Investments	(9,341)	(6,984)	(8,854)
Policyholder liabilities (including unallocated surplus)	10,782	8,530	10,874
Other liabilities (including operational borrowings)	(1,119)	198	(859)
Non-cash movements in operating assets and liabilities reflected in profit before tax	(939)	875	162

(iii)    The adjusting items to profit before tax included within other items are adjustments in respect of non-cash items, together with operational interest receipts and payments, dividend receipts and tax paid.

(iv)    There were no acquisitions for half year 2012. The acquisition of subsidiaries in half year and full year 2011 related to the outflows from the PAC with-profits fund's purchases of venture investments. The change to Group's holding for half year 2012 relates to the dilution of the Group's holding in PPM South Africa during the period from 75 per cent to 47 per cent. As a result of the dilution, PPM South Africa was deconsolidated as a subsidiary and treated as an associate. See note G for additional details.

(v)     Structural borrowings of shareholder-financed operations comprise core debt of the parent company, PruCap bank loan and Jackson surplus notes. Core debt excludes borrowings to support short-term fixed income securities programmes, non-recourse borrowings of investment subsidiaries of shareholder-financed operations and other borrowings of shareholder-financed operations. Cash flows in respect of these borrowings are included within cash flows from operating activities.

(vi)    Structural borrowings of with-profits operations relate solely to the £100 million 8.5 per cent undated subordinated guaranteed bonds which contribute to the solvency base of the Scottish Amicable Insurance Fund (SAIF), a ring-fenced sub-fund of the PAC with-profits fund. Cash flows in respect of other borrowings of with-profits funds, which principally relate to consolidated investment funds, are included within cash flows from operating activities.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) BASIS RESULTS

NOTES ON THE IFRS BASIS RESULTS

A Basis of preparation and audit status

These condensed consolidated interim financial statements for the six months ended 30 June 2012 have been prepared in accordance with IAS 34 'Interim Financial Reporting' as issued by the International Accounting Standards Board (IASB) and as endorsed by the European Union (EU). The Group's policy for preparing this interim financial information is to use the accounting policies adopted by the Group in its last consolidated financial statements, as updated by any changes in accounting policies it intends to make in its next consolidated financial statements as a result of new or amended IFRSs that are applicable or available for early adoption for the next annual financial statements and other policy improvements. EU-endorsed IFRSs may differ from IFRSs issued by the IASB if, at any point in time, new or amended IFRSs have not been endorsed by the EU. At 30 June 2012, there were no unendorsed standards effective for the period ended 30 June 2012 affecting the condensed consolidated financial statements of the Group, and there were no differences between IFRSs endorsed by the EU and IFRSs issued by the IASB in terms of their application to the Group.

The IFRS basis results for the 2012 and 2011 half years are unaudited. Except for the effect of the adoption of altered US GAAP reporting requirements for Group IFRS reporting as explained in note B, the 2011 full year IFRS basis results have been derived from the 2011 statutory accounts. The auditors have reported on the 2011 statutory accounts which have been delivered to the Registrar of Companies. The auditors' report was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under section 498(2) or (3) of the Companies Act 2006.

The accounting policies applied by the Group in determining the IFRS basis results in this report are the same as those previously applied in the Group's consolidated financial statements for the year ended 31 December 2011, except for the adoption of altered US GAAP reporting requirements for Group IFRS report as described below.

B Adoption of altered US GAAP reporting requirements for Group IFRS reporting in 2012

Background
In October 2010, the Emerging Issues Trust Force of the US Financial Accounting Standards Board issued update No 2010-26 on 'Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts' (the 'Update'). The Update was issued to address perceived diversity by companies preparing financial statements in accordance with US GAAP as regards the types of acquisition costs being deferred. Under US GAAP, costs that can be deferred and amortised are those that 'vary with and are primarily related to the acquisition of insurance contracts'. The Update requires insurers to capitalise only those incremental costs directly relating to acquiring a contract for financial statements for reporting periods beginning after 15 December 2011. All other indirect acquisition expenses are required to be charged to the income statements as incurred expenses. Accordingly, the main impact of the Update is to disallow insurers from deferring costs that are not directly related to successful sales.

The Group's IFRS accounting policies include that under IFRS 4, 'Insurance Contracts', insurance assets and liabilities other than those for UK regulated with-profits funds, are measured using the GAAP basis applied prior to IFRS adoption in 2005. On this basis insurance assets and liabilities are measured under the UK Modified Statutory Basis (MSB) which was codified by the Statement of Recommended Practice (SORP) on accounting for insurance business issued by the Association of British Insurers (ABI) in 2003. The MSB requires the deferral of acquisition costs and, in the first instance, the use of a gross premium valuation basis of liability measurement unless a net premium valuation basis is required by the regulator. However, the SORP also permits the use of local GAAP subject to the requirement for adjustments to be made to ensure sufficient consistency of measurement under the UK GAAP framework under which the SORP was developed.

In applying this overarching basis, the Group has chosen to apply US GAAP for measuring the insurance assets and liabilities of Jackson. In addition, for the Group's operations in India, Japan, Taiwan and Vietnam, where the local GAAP basis would not be appropriate as the start point for deriving MSB insurance asset and liabilities, the measurement has been determined substantially by reference to US GAAP requirements.

For half year 2012, the Group has the option to either continue with its current basis of measurement or improve its accounting policy under IFRS4 to acknowledge the issuance of the Update. Prudential has chosen to improve its accounting policy in 2012 to apply the US GAAP update, on a retrospective basis, to the results of Jackson and the four Asia operations.

The half year and full 2011 comparatives in these condensed consolidated interim financial statements have been adjusted accordingly for the retrospective application of this Update.

Effect of change in accounting policy

(a)  The effect of the change in accounting policy for deferred acquisition costs (DAC) on the income statement, earnings per share, comprehensive income, changes in equity and statement of financial position is shown in the tables below.

Condensed Consolidated Income Statement

	Half year 2012			Half year 2011			Full year 2011
	Under previous basis	Effect of change	Under new policy	As reported under previous basis	Effect of change	Under new policy	As reported under previous basis	Effect of change	Under new policy
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Total revenue, net of reinsurance	23,881	-	23,881	21,603	-	21,603	36,506	-	36,506
Acquisition costs and other expenditure	(2,520)	(72)	(2,592)	(2,615)	(50)	(2,665)	(5,005)	(115)	(5,120)
Total other charges, net of reinsurance	(19,990)	-	(19,990)	(17,730)	-	(17,730)	(29,575)	-	(29,575)
Profit before tax (being tax attributable to shareholders' and policyholders' returns)	1,371	(72)	1,299	1,258	(50)	1,208	1,926	(115)	1,811
(Less) Add tax (charge) credit attributable to policyholders' returns	(40)	-	(40)	(94)	-	(94)	17	-	17
Profit before tax attributable to shareholders	1,331	(72)	1,259	1,164	(50)	1,114	1,943	(115)	1,828
Total tax charge attributable to policyholders and shareholders	(371)	24	(347)	(395)	18	(377)	(432)	40	(392)
Adjustment to remove tax charge (credit) attributable to policyholders' returns	40	-	40	94	-	94	(17)	-	(17)
Tax charge attributable to shareholders' returns	(331)	24	(307)	(301)	18	(283)	(449)	40	(409)
Profit for the period	1,000	(48)	952	863	(32)	831	1,494	(75)	1,419

Profit for the period attributable to equity holders of the Company	1,000	(48)	952	861	(32)	829	1,490	(75)	1,415

Earnings per share (in pence)
Based on profit attributable to the equity holders of the Company:
Basic	39.4p	(1.9)p	37.5p	34.0p	(1.3)p	32.7p	58.8p	(3.0)p	55.8p
Diluted	39.4p	(1.9)p	37.5p	33.9p	(1.3)p	32.6p	58.7p	(3.0)p	55.7p

Condensed Consolidated Statement of Comprehensive Income and Statement of Changes in Equity

	Half year 2012			Half year 2011			Full year 2011
	Under previous basis	Effect of change	Under new policy	As reported under previous basis	Effect of change	Under new policy	As reported under previous basis	Effect of change	Under new policy
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Profit for the period	1,000	(48)	952	863	(32)	831	1,494	(75)	1,419
Exchange movements on foreign operations and net investment hedges, net of related tax	(56)	2	(54)	(75)	13	(62)	(100)	(5)	(105)
Unrealised valuation movements on securities of US insurance operations classified as available-for-sale	482	-	482	237	-	237	811	-	811
Related change in amortisation of deferred income and acquisition costs	(211)	30	(181)	(97)	26	(71)	(331)	56	(275)
Related tax	(94)	(11)	(105)	(49)	(8)	(57)	(168)	(19)	(187)
Total	177	19	196	91	18	109	312	37	349
Total comprehensive income for the period	1,121	(27)	1,094	879	(1)	878	1,706	(43)	1,663

Total comprehensive income for the period attributable to equity holders of the Company	1,121	(27)	1,094	877	(1)	876	1,702	(43)	1,659

Net increase in shareholders' equity	755	(27)	728	470	(1)	469	1,086	(43)	1,043
At beginning of period	9,117	(553)	8,564	8,031	(510)	7,521	8,031	(510)	7,521
At end of period	9,872	(580)	9,292	8,501	(511)	7,990	9,117	(553)	8,564

Condensed Consolidated Statement of Financial Position

	30 Jun 2012			30 Jun 2011			31 Dec 2011
	Under previous basis	Effect of change	Under new policy	As reported under previous basis	Effect of change	Under new policy	As reported under previous basis	Effect of change	Under new policy
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Intangible assets attributable to shareholders: Deferred acquisition costs and other intangible assets	5,207	(874)	4,333	4,829	(769)	4,060	5,069	(835)	4,234
Total other assets	278,292	-	278,292	264,637	-	264,637	268,511	-	268,511
Total assets	283,499	(874)	282,625	269,466	(769)	268,697	273,580	(835)	272,745

Liabilities
Deferred tax liabilities	4,207	(294)	3,913	4,194	(258)	3,936	4,211	(282)	3,929
Total other liabilities	269,386	-	269,386	256,725	-	256,725	260,209	-	260,209
Total liabilities	273,593	(294)	273,299	260,919	(258)	260,661	264,420	(282)	264,138

Equity
Shareholders' equity	9,872	(580)	9,292	8,501	(511)	7,990	9,117	(553)	8,564
Non-controlling interests	34	-	34	46	-	46	43	-	43
Total equity	9,906	(580)	9,326	8,547	(511)	8,036	9,160	(553)	8,607

(b) The effect of the change in accounting policy for deferred acquisition costs on the Group's supplementary analysis of profit is shown in the table below.

Segment disclosure - income statement

	Half year 2012			Half year 2011			Full year 2011
	Under previous basis	Effect of change	Under new policy	As reported under previous basis	Effect of change	Under new policy	As reported under previous basis	Effect of change	Under new policy
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Operating profit based on longer-term investment returns
Asia insurance operationsnote (i)	411	(5)	406	324	(2)	322	704	-	704
US insurance operationsnote (ii)	491	(49)	442	368	(28)	340	694	(43)	651
Other operations	314	-	314	366	-	366	672	-	672
Total	1,216	(54)	1,162	1,058	(30)	1,028	2,070	(43)	2,027
Short-term fluctuations in investment returns on shareholder-backed business	(14)	(18)	(32)	113	(20)	93	(148)	(72)	(220)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	87	-	87	(7)	-	(7)	21	-	21
Gain on dilution of Group holdings	42	-	42	-	-	-	-	-	-
Profit before tax attributable to shareholders	1,331	(72)	1,259	1,164	(50)	1,114	1,943	(115)	1,828
Basic EPS based on operating profit based on longer-term investment returns after tax and non-controlling interests	36.0p	(1.5)p	34.5p	32.2p	(0.8)p	31.4p	63.9p	(1.1)p	62.8p
Basic EPS based on total profit after tax and non-controlling interests	39.4p	(1.9)p	37.5p	34.0p	(1.3)p	32.7p	58.8p	(3.0)p	55.8p

Notes on the effect of the change in the accounting policy on operating profit based on longer-term investment returns

(i)    Asia insurance operations

	Half Year 2012	Half Year 2011	Full Year 2011
	Effect of change	Effect of change	Effect of change
	£m	£m	£m
New Business
Acquisition costs on new contracts not able to be deferred	(5)	(10)	(16)
Business in force at beginning of period
Reduction in amortisation on reduced DAC balance	-	8	16
Total	(5)	(2)	-

(ii)   US insurance operations

	Half Year 2012	Half Year 2011	Full Year 2011
	Effect of change	Effect of change	Effect of change
	£m	£m	£m
New Business
Acquisition costs on new contracts not able to be deferred	(82)	(80)	(156)
Business in force at beginning of period
Reduction in amortisation on reduced DAC balance	33	52	113
Total	(49)	(28)	(43)

C Segment disclosure - income statement

	Half year 2012	Half year 2011*	Full year 2011*
	£m	£m	£m
Asia operations
Insurance operations note E(i)	409	324	709
Development expenses	(3)	(2)	(5)
Total Asia insurance operations after development expenses	406	322	704
Eastspring Investments	34	43	80
Total Asia operations	440	365	784

US operations
Jackson (US insurance operations) E(ii)	442	340	651
Broker-dealer and asset management	17	17	24
Total US operations	459	357	675

UK operations
UK insurance operations:
Long-term business note E(iii)	336	332	683
General insurance commission note (i)	17	21	40
Total UK insurance operations	353	353	723
M&G	199	199	357
Total UK operations	552	552	1,080
Total segment profit	1,451	1,274	2,539

Other income and expenditure
Investment return and other income	5	5	22
Interest payable on core structural borrowings	(140)	(140)	(286)
Corporate expenditurenote H	(120)	(118)	(219)
Total	(255)	(253)	(483)
RPI to CPI inflation measure change on defined benefit pension schemesnote (ii)	-	42	42
Solvency II implementation costs	(27)	(27)	(55)
Restructuring costs note (iii)	(7)	(8)	(16)
Operating profit based on longer-term investment returns	1,162	1,028	2,027
Short-term fluctuations in investment returns on shareholder-backed business note F	(32)	93	(220)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes note (iv)	87	(7)	21
Gain on dilution of Group holdingsnote G	42	-	-
Profit before tax attributable to shareholders	1,259	1,114	1,828

	Half year 2012	Half year 2011*	Full year 2011*
Basic EPS based on operating profit based on longer-term investment returns after tax and non-controlling interestsnote L	34.5p	31.4p	62.8p
Basic EPS based on total profit after tax and non-controlling interestsnote L	37.5p	32.7p	55.8p
* The 2011 comparative results have been adjusted from those previously published for the retrospective application of the improvement in accounting policy described in note B.

Notes

(i)      UK operations transferred its general insurance business to Churchill Insurance in 2002. General insurance commission represents the net commission receivable net of expenses for Prudential-branded general insurance products as part of this arrangement.

(ii)     During the first half of 2011 the Group altered its inflation measure basis for future statutory increases to pension payments for certain tranches of its UK defined benefit pension schemes. This reflected the UK Government's decision to replace the basis of indexation from Retail Price Index (RPI) with Consumer Price Index (CPI). This resulted in a credit to the operating profit before tax in half year and full year 2011 of £42 million.

(iii) Restructuring costs are incurred in the UK and represent one-off expenses incurred in securing expense savings.

(iv)    For the 2011 comparatives, the shareholders' share of actuarial and other gains and losses on defined benefit pension schemes comprises the aggregate effect of actual less expected returns on scheme assets, experience gains and losses, the effect of changes in assumptions and altered provisions for deficit funding, where relevant. For half year 2012, these items also apply. However, the shareholders' share of actuarial and other gains and losses on defined benefit pension schemes also includes £51 million for the effect of partial recognition of surplus of the main Prudential Staff Pension Scheme (PSPS). This credit arises from altered funding arrangement following the 5
          April 2011 triennial valuation. Additional details are provided in Note X.

Determining operating segments and performance measure of operating segments

The Group's operating segments determined in accordance with IFRS 8, 'Operating Segments', are as follows:
Insurance operations
-    Asia
-    US (Jackson)
-    UK

Asset management operations
-    M&G (including Prudential Capital)
-    Eastspring Investments
-    US broker-dealer and asset management (including Curian)

The Group's operating segments are also its reportable segments with the exception of Prudential Capital which has been incorporated into the M&G operating segment for the purposes of segment reporting.

The performance measure of operating segments utilised by the Company is IFRS operating profit attributable to shareholders based on longer-term investment returns. This measure excludes the recurrent items of short-term fluctuations in investment returns and the shareholders' share of actuarial and other gains and losses on defined benefit pension schemes. In addition for half year 2012, this measure excluded a gain arising upon the dilution of the Group's holding in PPM South Africa. Operating earnings per share is calculated on operating profit based on longer-term investment returns, after tax and non-controlling interests.

Segment results that are reported to the Group Executive Committee include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items are mainly in relation to the Group Head Office and the Asia Regional Head Office.

Except in the case of the assets backing the UK annuity business, unit-linked and US variable annuity separate account liabilities, operating profit based on longer-term investment returns for shareholder-financed business is determined on the basis of expected longer-term investment returns. In the case of assets backing the UK annuity business, unit-linked and US variable annuity separate account liabilities, the basis of determining operating profit based on longer-term investment returns is as follows:

•        Assets backing UK annuity business liabilities. For UK annuity business, policyholder liabilities are determined by reference to current interest rates. The value movements of the assets covering liabilities are closely correlated with the related change in liabilities. Accordingly, asset value movements are recorded within the 'operating results based on longer-term investment returns'. Policyholder liabilities include a margin for credit risk.
         Variations between actual and best estimate expected impairments are recorded as a component of short-term fluctuations in investment returns.

•        Assets backing unit-linked and US variable annuity business separate account liabilities. For such business, the policyholder unit liabilities are directly reflective of the asset value movements. Accordingly, the operating results based on longer-term investment returns reflect the current period value movements in unit liabilities and the backing assets.

In the case of other shareholder-financed business, the measurement of operating profit based on longer-term investment returns reflects the particular features of long-term insurance business where assets and liabilities are held for the long-term and for which the accounting basis for insurance liabilities under current IFRS is not generally conducive to demonstrating trends in underlying performance of life businesses exclusive of the effects of short-term fluctuations in market conditions. In determining the profit on this basis, the following key elements are applied to the results of the Group's shareholder-financed operations.

(a)    Debt and equity-type securities
Longer-term investment returns for both debt and equity-type securities comprise longer-term actual income receivable for the period (interest/dividend income) and longer-term capital returns.

In principle, for debt securities, the longer-term capital returns comprise two elements. The first element is a risk margin reserve (RMR) based charge for the expected level of defaults for the period, which is determined by reference to the credit quality of the portfolio. The difference between impairment losses in the reporting period and the RMR charge to the operating result is reflected in short-term fluctuations in investment returns. The second element is for the amortisation of interest-related realised gains and losses to operating results based on longer-term investment returns to the date when sold bonds would have otherwise matured.

The shareholder-backed operation for which the distinction between impairment losses and interest-related realised gains and losses is in practice relevant to a significant extent is Jackson. Jackson has used the ratings by Nationally Recognised Statistical Ratings Organisations (NRSRO) or ratings resulting from the regulatory ratings detail issued by the National Association of Insurance Commissioners (NAIC) developed by external third parties such as PIMCO or Black Rock Solutions to determine the average annual RMR. Further details of the RMR charge, as well as the amortisation of interest-related realised gains and losses, for Jackson are shown in note F(iii).

For debt securities backing non-linked shareholder-financed business of the UK insurance operations (other than the annuity business) and of the Asia insurance operations, the realised gains and losses are principally interest related. Accordingly, all realised gains and losses to date for these operations are being amortised over the period to the date those securities would otherwise have matured, with no explicit RMR charge.

At 30 June 2012 the level of unamortised interest-related realised gains and losses related to previously sold bonds for the Group was a net gain of £443 million (30 June 2011: £390 million; 31 December 2011: £462 million).

For equity-type securities, the longer-term rates of return are estimates of the long-term trend investment return for income and capital having regard to past performance, current trends and future expectations. Equity-type securities held for shareholder-financed operations other than the UK annuity business, unit-linked and US variable annuity are of significance for the US and Asia insurance operations. Different rates apply to different categories of equity-type securities.

As at 30 June 2012, the equity-type securities for US insurance non-separate account operations amounted to £1,017 million (30 June 2011: £862 million; 31 December 2011: £902 million). For these operations, the longer term rates of return for income and capital applied in half year 2012 are as follows:

	Half year 2012	Half year 2011	Full year 2011
Equity-type securities such as common and preferred stock and portfolio holdings in mutual funds	5.6% to 6.2%	7.1% to 7.5%	5.9% to 7.5%
Other equity-type securities such as investments in limited partnerships and private equity funds	7.6% to 8.2%	9.1% to 9.5%	7.9% to 9.5%

For Asia insurance operations, investments in equity securities held for non-linked shareholder-financed operations amounted to £741 million as at 30 June 2012 (30 June 2011: £449 million; 31 December 2011: £590 million). Of this balance, £106 million (30 June 2011: £122 million; 31 December 2011: £88 million) related to the Group's 7.74 per cent (30 June 2011: 8.66 per cent; 31 December 2011: 7.37 per cent) stake in China Life Insurance Company of Taiwan. This £106 million (30 June 2011: £122 million; 31 December 2011: £88 million) investment is in the nature of a trade investment for which the determination of longer-term investment returns is on the basis as described in note (e) below. For the investments representing the other equity securities which had year end balances of £635 million (30 June 2011: £327 million; 31 December 2011: £502 million), the rates of return applied in half year 2012 and 2011 ranged from 1.0 per cent to 13.8 per cent with the rates applied varying by territory.

The longer-term rates of return discussed above for equity-type securities are determined after consideration by the Group's in-house economists of long-term expected real government bond returns, equity risk premium and long-term inflation. These rates are broadly stable from period to period but may be different between countries, reflecting, for example, differing expectations of inflation in each territory. The assumptions are for returns expected to apply in equilibrium conditions. The assumed rates of return do not reflect any cyclical variability in economic performance and are not set by reference to prevailing asset valuations.

(b)    US variable and fixed index annuity business

The following value movements for Jackson's variable and fixed index annuity business are excluded from operating profit based on longer-term investment returns:

• Fair value movements for equity-based derivatives;

•  Fair value movements for embedded derivatives for Guaranteed Minimum Withdrawal Benefit (GMWB) 'not for life' and fixed index annuity business, and Guaranteed Minimum Income Benefit (GMIB) reinsurance (see note);

•  Movements in accounts carrying value of Guaranteed Minimum Death Benefit (GMDB) and GMWB 'for life' liabilities, for which, under the 'grandfathered' US GAAP applied under IFRS for Jackson's insurance assets and liabilities, the measurement basis gives rise to a muted impact of current period market movements;

• Fee assessments and claim payments, in respect of guarantee liabilities; and
• Related changes to amortisation of deferred acquisition costs for each of the above items.

Note:      US operations - Embedded derivatives for variable annuity guarantee features
The GMIB liability, which is fully reinsured, subject to a deductible and annual claim limits, is accounted for in accordance with FASB ASC Subtopic 944-80 Financial Services - Insurance - Separate Accounts (formerly SOP 03-1) under IFRS using 'grandfathered' US GAAP. As the corresponding reinsurance asset is net settled, it is considered to be a derivative under IAS 39, 'Financial Instruments: Recognition and Measurement', and the asset is therefore recognised at fair value. As the GMIB benefit is economically reinsured the mark to market element of the reinsurance asset is included as a component of short-term fluctuations in investment returns.

(c)    Other derivative value movements
Generally, derivative value movements are excluded from operating results based on longer-term investment returns (unless those derivative value movements broadly offset changes in the accounting value of other assets and liabilities included in operating profit). The principal example of non-equity based derivatives (for example interest rate swaps and swaptions) whose value movements are excluded from operating profit arises in Jackson. Non-equity based derivatives are primarily held by Jackson as part of a broadly-based hedging programme for features of Jackson's bond portfolio (for which value movements are booked in the statement of comprehensive income rather than the income statement), product liabilities (for which US GAAP accounting as 'grandfathered' under IFRS 4 does not fully reflect the economic features being hedged), and the interest rate exposure attaching to equity-based embedded derivatives.

(d)    Other liabilities to policyholders and embedded derivatives for product guarantees
Under IFRS, the degree to which the carrying values of liabilities to policyholders are sensitive to current market conditions varies between territories depending upon the nature of the 'grandfathered' measurement basis. In general, in those instances where the liabilities are particularly sensitive to routine changes in market conditions, the accounting basis is such that the impact of market movements on the assets and liabilities is broadly equivalent in the income statement, and operating profit based on longer-term investments returns is not distorted. In these circumstances, there is no need for the movement in the liability to be bifurcated between the elements that relate to longer-term market conditions and short-term effects.

However, some types of business movements in liabilities do require bifurcation to ensure that at the net level (i.e. after allocated investment return and change for policyholder benefits) the operating result reflects longer-term market returns.

Examples where such bifurcation is necessary are:

(i)      Asia
• Vietnam participating business
For the participating business in Vietnam the liabilities include policyholders' interest in investment appreciation and other surplus.  Bonuses paid in a reporting period and accrued policyholders' interest in investment appreciation and other surpluses primarily reflect the level of realised investment gains above contract specific hurdle levels. For this business, operating profit based on longer-term investment returns includes the aggregate of longer-term returns on the relevant investments, a credit or charge equal to movements on the liability for the policyholders' interest in realised investment gains (net of any recovery of prior deficits on the participating pool), less amortisation over five years of current and prior movements on such credits or charges.

The overall purpose of these adjustments is to ensure that investment returns included in operating results equal longer-term returns but that in any one reporting period movements on liabilities to policyholders caused by investment returns are substantially matched in the presentation of the supplementary analysis of profit before tax attributable to policyholders.

• Non-participating business
Bifurcation for the effect of determining the movement in the carrying value of liabilities to be included in operating results based on longer-term investment returns, and the residual element for the effect of using year end rates is included in short-term fluctuations and in the income statement.

• Guaranteed Minimum Death Benefit (GMDB) product features
For unhedged GMDB liabilities accounted for under IFRS using 'grandfathered' US GAAP, such as in the Japanese business, the change in carrying value is determined under FASB ASC subtopic 944-80, Financial Services - Insurance - Separate Accounts (formerly SOP 03-1), which partially reflects changes in market conditions. Under the company's segmental basis of reporting the operating profit reflects the change in liability based on longer-term market conditions with the difference between the charge to the operating result and the movement reflected in the total result included in short-term fluctuations in investment returns.

(ii)     UK shareholder-backed annuity business
The operating result based on longer-term investment returns reflects the impact of value movements on policyholder liabilities for annuity business in PRIL and the PAC non-profit sub-fund after adjustments to allocate the following elements of the movement to the category of 'short-term fluctuations in investment returns' in the Group's supplementary analysis of profit:
(i) The impact on credit risk provisioning of actual upgrades and downgrades during the period; and
(ii) Credit experience compared to assumptions.

Credit experience reflects the impact of defaults and other similar experience, such as asset exchanges arising from debt restructuring by issuers that include effectively an element of permanent impairment of the security held. Negative experience compared to assumptions is included within short-term fluctuations in investment returns without further adjustment. This is to be contrasted with positive experience where surpluses are retained in short-term allowances for credit risk for IFRS reporting purposes.

The effects of other changes to credit risk provisioning are included in the operating result, as is the net effect of changes to the valuation rate of interest due to portfolio rebalancing to align more closely with management benchmark.

(e)    Fund management and other non-insurance businesses
For these businesses, the particular features applicable for life assurance noted above do not apply. For these businesses it is inappropriate to include returns in the operating result on the basis described above.  Instead, it is appropriate to generally include realised gains and losses (including impairments) in the operating result with unrealised gains and losses being included in short-term fluctuations. For this purpose impairments are calculated as the credit loss determined by comparing the projected cash flows discounted at the original effective interest rate to the carrying value. In some instances it may also be appropriate to amortise realised gains and losses on derivatives and other financial instruments to operating results over a time period that reflects the underlying economic substance of the arrangements.

Additional segmental analysis of revenue
The additional segmental analyses of revenue from external customers excluding investment return and net of outward reinsurance premiums are as follows:

	Half year 2012
	Asia	US	UK	Intra-group	Total
	£m	£m	£m	£m	£m
Revenue from external customers:
Insurance operations	3,871	7,063	3,374	-	14,308
Asset management	136	357	462	(154)	801
Unallocated corporate	-	-	10	-	10
Intra-group revenue eliminated on consolidation	(42)	(36)	(76)	154	-
Total revenue from external customers	3,965	7,384	3,770	-	15,119

	Half year 2011
	Asia	US	UK	Intra-group	Total
	£m	£m	£m	£m	£m
Revenue from external customers:
Insurance operations	3,568	6,664	2,872	(10)	13,094
Asset management	129	332	448	(152)	757
Unallocated corporate	-	-	2	-	2
Intra-group revenue eliminated on consolidation	(41)	(35)	(86)	162	-
Total revenue from external customers	3,656	6,961	3,236	-	13,853

	Full year 2011
	Asia	US	UK	Intra-group	Total
	£m	£m	£m	£m	£m
Revenue from external customers:
Insurance operations	7,307	12,516	5,740	-	25,563
Asset management	290	653	923	(323)	1,543
Unallocated corporate	-	-	40	-	40
Intra-group revenue eliminated on consolidation	(93)	(68)	(162)	323	-
Total revenue from external customers	7,504	13,101	6,541	-	27,146

Revenue from external customers is made up of the following:

	Half year	Half year	Half year
	2012 £m	2011 £m	2011 £m
Earned premiums, net of reinsurance	14,111	12,930	25,277
Fee income from investment contract business and asset management (presented as 'Other income')	1,008	923	1,869
Total revenue from external customers	15,119	13,853	27,146

In their capacity as fund managers to fellow Prudential Group subsidiaries, M&G, Eastspring Investments and the US asset management businesses generate fees for investment management and related services. These services are charged at appropriate arm's length prices, typically priced as a percentage of funds under management. Intra-group fees included within asset management revenue were earned by the following asset management segment:

	Half year 2012 £m	Half year 2011 £m	Full year 2011 £m

Intra-group revenue generated by:
M&G	76	76	162
Asia	42	41	93
US broker-dealer and asset management (including Curian)	36	35	68
Total intra-group fees included within asset management segment	154	152	323

At half year 2011 a further £10 million of intra-group revenue was recorded between UK insurance operations.

Revenue from external customers of Asia, US and UK insurance operations shown above are net of outwards reinsurance premiums of £85 million, £38 million, and £67 million respectively (half year 2011: £79 million, £37 million and £62 million respectively; full year 2011: £226 million, £72 million and £131 million respectively).

D Profit before tax - Asset management operations

The profit included in the income statement in respect of asset management operations is as follows:

	M&G	US	Eastspring Investments note (iv)	Half year 2012	Half year 2011	Full year 2011
	£m	£m	£m	£m	£m	£m
Revenue (excluding revenue of consolidated investment funds and NPH broker-dealer fees)	607	142	138	887	802	1,583
Revenue of consolidated investment fundsnote (i)	(24)	-	-	(24)	18	9
NPH broker-dealer feesnote (i)	-	215	-	215	207	405
Gross revenue *	583	357	138	1,078	1,027	1,997
Charges (excluding charges of consolidated investment funds and NPH broker-dealer fees)	(298)	(125)	(104)	(527)	(534)	(1,147)
Charges of consolidated investment fundsnote (i)	24	-	-	24	(18)	(9)
NPH broker-dealer feesnote (i)	-	(215)	-	(215)	(207)	(405)
Gross charges	(274)	(340)	(104)	(718)	(759)	(1,561)
Profit before tax	309	17	34	360	268	436
Comprising:
Operating profit based on longer-term investment returnsnote (ii)	199	17	34	250	259	461
Short-term fluctuations in investment returns note (iii)	41	-	-	41	13	(29)
Shareholder's share of actuarial gains and losses on defined benefit pension schemes	27	-	-	27	(4)	4
Gain on dilution of Group holdingsnote G	42	-	-	42
Profit before tax	309	17	34	360	268	436

* For half year 2012 gross revenue includes the Group's share of results from the associate PPM South Africa. In prior years, PPM South Africa was treated as a subsidiary and accounted for accordingly.

Notes

(i)      Under IFRS, disclosure details of segment revenue are required. The segment revenue of the Group's asset management operations are required to include two items that are for amounts which, reflecting their commercial nature, are also wholly reflected as charges within the income statement. After allowing for these charges, there is no effect on profit from these two items which are:

(a)  Investment funds managed on behalf of third parties and are consolidated under IFRS in recognition of the control arrangements for the funds. The gains and losses of these funds are non-recourse to M&G and the Group; and

(b) NPH broker-dealer fees which represent commissions received, which are then paid on to the writing brokers on sales of investment products.

The presentation in the table above shows the amounts attributable to these two items so that the underlying revenue and charges can be seen.

(ii) M&G operating profit based on longer-term investment returns:

	Half year	Half year	**	Full year	**
	2012 £m	2011 £m		2011 £m
Asset management fee income	351	329		662
Other income	3	1		4
Staff costs	(120)	(125)		(270)
Other costs	(66)	(58)		(134)
Underlying profit before performance-related fees	168	147		262
Share of associate results	6	13		26
Performance-related fees	1	12		13
Operating profit from asset management operations	175	172		301
Operating profit from Prudential Capital	24	27		56
Total M&G operating profit based on longer-term investment returns	199	199		357

**   Following the divestment in the first half of 2012 of M&G's holding in PPM South Africa from 75 per cent to 47 per cent and its treatment from 2012 as an associate, M&G's operating income and expense no longer include any element from PPM South Africa, with the share of associate's results being presented in a separate line. The table above reflects the retrospective application of this basis of presentation for half year 2011 and full year
       2011 results. Total profit remains the same.

The difference between the fees and other income shown above in respect of asset management operations, and the revenue figure for M&G shown (excluding consolidated investment funds) in the main table primarily relates to total revenue of Prudential Capital (including short-term fluctuations) of £99 million (half year 2011: £71 million; full year 2011: £96 million) and commissions which have been netted off in arriving at the fee income of £351 million (half year 2011: £329 million; full year 2011: £662 million) in the table above. The difference in the presentation of commission is aligned with how management reviews the business.

(iii) Short-term fluctuations in investment returns for M&G are primarily in respect of unrealised value movements on Prudential Capital's bond portfolio.
(iv) Included within Eastspring Investments revenue and charges are £41 million of commissions (half year 2011: £30 million; full year 2011: £44 million).

E Key assumptions, estimates and bases used to measure insurance assets and liabilities

i Asia insurance operations
In half year 2012, IFRS operating profit based on longer-term investment returns for Asia insurance operations included a net £17 million credit arising from a small number of items that are not anticipated to reoccur in future periods (half year 2011: £25 million; full year 2011: £38 million).

ii       US insurance operations
Amortisation of deferred acquisition costs
Under the Group's basis of applying IFRS 4, the insurance assets and liabilities of Jackson's traditional life business are accounted for under US GAAP. In line with industry practice, Jackson applies the mean reversion technique method for amortisation of deferred acquisition costs which dampens the effects of short-term market movements on expected gross profits against which deferred acquisition costs are amortised. To the extent that the mean reversion methodology does not fully dampen the effects of market returns there is a charge or credit for accelerated or decelerated amortisation. For half year 2012, reflecting the positive market returns in the period, there was a credit for decelerated amortisation of £25 million (half year 2011: charge for accelerated amortisation £66 million; full year 2011: charge for accelerated amortisation of £190 million, as explained in note Q).

iii UK insurance operations
Annuity business: allowance for credit risk
For IFRS reporting, the results for UK shareholder-backed annuity business are particularly sensitive to the allowances made for credit risk. The allowance is reflected in the deduction from the valuation rate of interest for discounting projected future annuity payments to policyholders that would have otherwise applied. Since mid-2007 there has been a significant increase in the actual and perceived credit risk associated with corporate bonds as reflected in the significant widening that has occurred in corporate bond spreads. Although bond spreads over swap rates have narrowed from their peak in March 2009, they are still high compared with the levels seen in the years immediately preceding the start of the dislocated markets in 2007. The allowance that should therefore be made for credit risk remains a particular area of judgement.

The additional yield received on corporate bonds relative to swaps can be broken into the following constituent parts:
(a) the expected level of future defaults;
(b) the credit risk premium that is required to compensate for the potential volatility in default levels;
(c) the liquidity premium that is required to compensate for the lower liquidity of corporate bonds relative to swaps; and
(d) the mark to market risk premium that is required to compensate for the potential volatility in corporate bond spreads (and hence market values) at the time of sale.
The sum of (c) and (d) is often referred to as 'liquidity premium'.

The allowance for credit risk comprises (i) an amount for long-term best estimate defaults and (ii) additional provisions for credit risk premium, downgrade resilience, and short-term defaults.

The weighted components of the bond spread over swap rates for shareholder-backed fixed and linked annuity business for PRIL at 30 June 2012, 30 June 2011 and 31 December 2011, based on the asset mix at the relevant balance sheet date are shown below.

30 June 2012	Pillar 1 regulatory basis (bps)	Adjustment from regulatory to IFRS basis (bps)	IFRS (bps)
Bond spread over swap rates note (i)	191	-	191
Credit risk allowance
Long-term expected defaults note (ii)	16	-	16
Additional provisionsnote (iii)	50	(23)	27
Total credit risk allowance	66	(23)	43
Liquidity premium	125	23	148

30 June 2011	Pillar 1 regulatory basis (bps)	Adjustment from regulatory to IFRS basis (bps)	IFRS (bps)
Bond spread over swap rates note (i)	151	-	151
Credit risk allowance
Long-term expected defaults note (ii)	16	-	16
Additional provisionsnote (iii)	51	(25)	26
Total credit risk allowance	67	(25)	42
Liquidity premium	84	25	109

31 December 2011	Pillar 1 regulatory basis (bps)	Adjustment from regulatory to IFRS basis (bps)	IFRS (bps)
Bond spread over swap rates note (i)	201	-	201
Credit risk allowance
Long-term expected defaults note (ii)	15	-	15
Additional provisions note (iii)	51	(24)	27
Total credit risk allowance	66	(24)	42
Liquidity premium	135	24	159

Notes
(i) Bond spread over swap rates reflect market observed data.

(ii)     Long-term expected defaults are derived by applying Moody's data from 1970 to 2009 and the definition of the credit rating used is the second highest credit rating published by Moody's, Standard and Poor's and Fitch.

(iii)    Additional provisions comprise credit risk premium, which is derived from Moody's data from 1970 to 2009, an allowance for a 1 notch downgrade of the portfolio subject to credit risk, and an additional allowance for short-term defaults.

The prudent Pillar 1 regulatory basis reflects the overriding objective of ensuring sufficient provisions and capital to ensure payments to policyholders can be made. The approach for IFRS aims to establish liabilities that are closer to 'best estimate'.

Movement in the credit risk allowance for PRIL in the six months ended 30 June 2012

The movement in the first half of 2012 of the average basis points allowance for PRIL on IFRS basis is as follows:

	Pillar 1 Regulatory basis	IFRS
	(bps) Total	(bps) Total

Total allowance for credit risk at 31 December 2011	66	42
Credit rating changes	2	1
Asset trading	-	-
Asset mix (effect of market value movements)	-	-
New business and other	(2)	-
Total allowance for credit risk at 30 June 2012	66	43

For half year 2011 and other prior periods, favourable credit experience was retained in short-term allowances for credit risk on both the Pillar 1 and IFRS bases. From full year 2011 onwards the methodology applied is to continue to retain such surplus experience in the IFRS credit provisions but not for Pillar 1.

Overall the movement has led to the credit allowance for Pillar 1 purposes to be 35 per cent (30 June 2011: 45 per cent; 31 December 2011: 33 per cent) of the bond spread over swap rates. For IFRS purposes it represents 22 per cent (30 June 2011: 28 per cent; 31 December 2011: 20 per cent) of the bond spread over swap rates.

The reserves for credit risk allowance at 30 June 2012 for the UK shareholder annuity fund were as follows:

	Pillar 1 Regulatory basis	IFRS
	Total £bn	Total £bn

PRIL	1.9	1.2
PAC non-profit sub-fund	0.2	0.1
Total - 30 June 2012	2.1	1.3
Total - 31 December 2011	2.0	1.3
Total - 30 June 2011	1.8	1.1

F Short-term fluctuations in investment returns on shareholder-backed business

	Half year	Half year*	Full year*
	2012 £m	2011 £m	2011 £m
Insurance operations:
Asia note (ii)	42	14	(92)
US note (iii)	(125)	7	(167)
UK notes (iv)	5	44	159
Other operations:
Economic hedge value movementnote (v)	(15)	-	-
Othernote (vi)	61	28	(120)
Totalnote (i)	(32)	93	(220)

Notes
(i) General overview of defaults
   The Group did not experience any defaults on its shareholder-backed debt securities portfolio in half year 2012 and 2011.
(ii) Asia insurance operations
   The fluctuations for Asia insurance operations of positive £42 million in half year 2012 (half year 2011: £14 million; full year 2011: negative £(92) million) include a £13 million unrealised gain (half year 2011: £26 million; full year
   2011: unrealised loss £(14) million) on the Group's 7.74 per cent stake (30 June 2011: 8.66 per cent; 31 December 2011: 7.37 per cent) in China Life Insurance Company of Taiwan.
(iii) US insurance operations
The short-term fluctuations in investment returns for US insurance operations comprise the following items:

	Half year	Half year*	Full year*
	2012 £m	2011 £m	2011 £m
Short-term fluctuations relating to debt securities:
Charges in the period
Defaults	-	-	-
Losses on sales of impaired and deteriorating bonds	(16)	(2)	(32)
Bond write downs	(25)	(14)	(62)
Recoveries/reversals	8	3	42
Total charges in the periodnote (a)	(33)	(13)	(52)
Less: Risk margin charge included in operating profit based on longer-term investment returnsnote (b)	38	35	70
	5	22	18
Interest related realised gains (losses):
Arising in the period	29	92	158
Less: Amortisation of gains and losses arising in current and prior years to operating profit based on longer-term investment returns	(44)	(43)	(84)
	(15)	49	74
Related change to amortisation of deferred acquisition costs	2	(9)	(3)
Total short-term fluctuations related to debt securities	(8)	62	89
Derivatives (other than equity related): market value movement (net of related change to amortisation of deferred acquisition costs) note (c)	179	29	554
Net equity hedge results (net of related change to amortisation of deferred acquisition costs) note (d)	(320)	(107)	(788)
Equity type investments: actual less longer-term return (net of related change to amortisation of deferred acquisition costs) note C	22	28	-
Other items (net of related change to amortisation of deferred acquisition costs)	2	(5)	(22)
Total	(125)	7	(167)
* The 2011 comparative results have been adjusted from those previously published for the retrospective application of the improvement in accounting policy described in note B.

The short-term fluctuations shown in the table above are stated net of the related change to amortisation of deferred acquisition costs of £80 million (half year 2011: £68 million; full year 2011: £287 million). See note Q.

Notes
(a)     The charges on the debt securities of Jackson comprise the following:

	Defaults	Bond write downs	Losses on sale of impaired and deteriorating bonds	Recoveries/ reversals	Total Half year 2012	Total Half year 2011	Total Full year 2011
	£m	£m	£m	£m	£m	£m	£m
Residential mortgage-backed securities:
Prime (including agency)	-	(1)	(1)	3	1	(10)	(25)
Alt-A	-	-	(2)	3	1	(1)	(1)
Sub-prime	-	(3)	-	-	(3)	-	-
Total residential mortgage-backed securities	-	(4)	(3)	6	(1)	(11)	(26)
Corporate debt securities	-	-	(13)	1	(12)	(2)	(14)
Other	-	(21)	-	1	(20)	-	(12)
Total	-	(25)	(16)	8	(33)	(13)	(52)

(b)     The risk margin reserve (RMR) charge for longer-term credit-related losses included in operating profit based on longer-term investment returns for half year 2012 is based on an average annual RMR of 27 basis points (half year
          2011: 25 basis points; full year 2011: 25 basis points) on average book values of US$ 44.2 billion (half year 2011: US$ 44.5 billion; full year 2011: US$ 44.4 billion) as shown below:

	Half year 2012				Half year 2011				Full year 2011
Moody's rating category (or equivalent under NAIC ratings of MBS)	Average book value US$m	RMR %	US$m	Annual expected loss £m*	Average book value US$m	RMR %	US$m	Annual expected loss £m*	Average book value US$m	RMR %	US$m	Annual expected loss £m

A3 or higher	21,149	0.11	(23)	(15)	21,283	0.08	(16)	(10)	21,255	0.08	(17)	(11)
Baa1, 2 or 3	20,655	0.26	(54)	(34)	20,729	0.27	(55)	(34)	20,688	0.26	(54)	(34)
Ba1, 2 or 3	1,616	1.11	(18)	(11)	1,826	1.02	(19)	(12)	1,788	1.04	(19)	(11)
B1, 2 or 3	560	2.97	(17)	(11)	425	3.01	(13)	(8)	474	3.01	(14)	(9)
Below B3	174	3.77	(6)	(4)	221	3.87	(9)	(6)	211	3.88	(8)	(5)
Total	44,154	0.27	(118)	(75)	44,484	0.25	(112)	(70)	44,416	0.25	(112)	(70)

Related change to amortisation of deferred acquisition costs (see below)			18	11			22	14			22	14
Risk margin reserve charge to operating profit for longer-term credit related losses			100	(64)			(90)	(56)			(90)	(56)
* Annual expected loss. Charge for the half year 2012: £(38) million (half year 2011: £(35) million).

Consistent with the basis of measurement of insurance assets and liabilities for Jackson's IFRS results, the charges and credits to operating profits based on longer-term investment returns are partially offset by related changes to amortisation of deferred acquisition costs.

 (c)    The gain of £179 million (half year 2011: gain of £29 million;full year 2011: gain of £554 million) is principally for the value movement of non-equity freestanding derivatives held to manage interest rate exposures, and for the
          GMIB reinsurance asset that is considered to be a derivative under IAS 39.

   Under IAS 39, unless hedge accounting is applied value movements on derivatives are recognised in the income statement. For the derivatives programme attaching to the general account business, the Group has continued its approach of not seeking to apply hedge accounting under IAS 39. This decision reflects the inherent constraints of IAS 39 for hedge accounting investments and life assurance assets and liabilities under 'grandfathered' US
   GAAP under IFRS 4.

(d)     The amount of £(320) million (half year 2011: £(107) million; full year 2011: £(788) million) relates to the net equity hedge accounting effect of the equity-based derivatives and associated guarantee liabilities of Jackson's variable and fixed index annuity business. The details of the value movements excluded from operating profit based on longer-term investment returns are as described in note C. The principal movements are for (i) value for free standing and GMWB 'not for life' embedded derivatives, (ii) accounting values for GMDB and GMWB 'for life' guarantees (iii) fee assessments and claim payments in respect of guarantee liabilities and (iv) related changes to
          DAC amortisation. In half year 2012, the charge of £(320) million principally reflects fair value movements on free standing futures contracts and short-dated options. The movements included within the net equity hedge result included the effect of lower interest rates for which the movement was particularly significant in 2011. The value movements on derivatives held to manage this and any other interest rate exposure are included in the £179 million (half year 2011: £29 million; full year 2011: £554 million) described above in note (c).

In addition to the items discussed above, for US insurance operations, included within the statement of comprehensive income is an increase in net unrealised gains on debt securities classified as available-for-sale of £482 million (half year 2011: £237 million; full year 2011: £811 million). Temporary market value movements do not reflect defaults or impairments. Additional details on the movement in the value of the Jackson portfolio are included in note U.

(iv) UK insurance operations
The short-term fluctuations gain for UK insurance operations of £5 million (half year 2011: £44 million;full year 2011: £159 million) reflects net investment gains arising in the period on fixed income assets backing the capital of the annuity business.
(v) Economic hedge value movement
This item represents the value movement in the half year 2012 on short-dated hedge contracts to provide downside protection against severe UK equity market falls.
(vi) Other

           Short-term fluctuations of other operations, in addition to the previously discussed economic hedge value movement, were positive £61 million (half year 2011: positive £28 million; full year 2011: negative £(120) million)

representing unrealised value movements on investments, including centrally held swaps to manage foreign exchange and certain macro-economic exposures of the Group.

G Changes to Group's holdings

PPM South Africa

On 22 February 2012, M&G completed transactions to (i) exchange bonus share rights for equity holdings with the employees of PPM South Africa and (ii) the sale of a 10 per cent holding in the majority of the business to Thesele Group, a minority shareholder, for cash. Following these transactions M&G's majority holding in the business reduced from 75 per cent to 47 per cent. Under IFRS requirements, the divestment is accounted for as the disposal of the 75 per cent holding and an acquisition of a 47 per cent holding at fair value resulting in a reclassification of PPM South Africa from a subsidiary to an associate. As a consequence of the IFRS application, the transactions give rise to a gain on dilution of £42 million. This amount is accounted for in the Group's half year 2012 supplementary analysis of profit as a gain on dilution of holdings which is excluded from the Group's IFRS operating profit based on longer-term investment returns.  The cash outflow arising from this change to the Group's holdings, as shown in the condensed consolidated statement of cash flows, was £23 million, representing cash and cash equivalents no longer consolidated net of the cash proceeds received.

H Acquisition costs and other expenditure

	Half year	Half year*	Full year*
	2012 £m	2011 £m	2011 £m
Acquisition costs incurred	1,192	1,106	2,264
Acquisition costs deferred less amortisation of acquisition costs	(327)	(218)	(520)
Administration costs and other expenditure	1,746	1,764	3,524
Movements in amounts attributable to external unit holders	(19)	13	(148)
Total acquisition costs and other expenditure	2,592	2,665	5,120
* The 2011 comparative results have been adjusted from those previously published for the retrospective application of the improvement in accounting policy described in note B.

The acquisition costs as shown on the table above relate to policy acquisition costs. Acquisition costs from business combinations are included within other expenditure.

Included within total acquisition costs and other expenditure is depreciation of £44 million (half year 2011; £45 million; full year 2011: £95 million).

The total amounts for acquisition costs and other expenditure shown above includes Corporate Expenditure shown in note C (Segment disclosure - income statement). The charge for Corporate Expenditure comprises:

	Half year 2012	Half year 2011	Full year 2011
	£m	£m	£m
Group head office	86	88	168
Asia regional office
Gross costs	45	48	86
Recharges to Asia operations	(11)	(18)	(35)
	34	30	51
Total	120	118	219

I Allocation of investment return between policyholders and shareholders

Investment return is attributable to policyholders and shareholders. A key feature of the accounting policies under IFRS is that the investment return included in the income statement relates to all investment assets of the Group, irrespective of whether the return is attributable to shareholders, to policyholders or to the unallocated surplus of with-profits funds, the latter two of which have no net impact on shareholders' profit. The table below provides a breakdown of the investment return for each regional operation attributable to each type of business.

	Half Year 2012	Half Year 2011	Full year 2011
	£m	£m	£m
Asia operations
Policyholders' returns
Assets backing unit-linked liabilities	296	208	(812)
With-profits business	423	404	756
	719	612	(56)
Shareholders' returns	333	178	341
Total	1,052	790	285

US operations
Policyholders ' returns
Assets held to back (separate account) unit-linked liabilities	2,095	1,530	(869)
Shareholders' returns
Realised gains and losses (including impairment losses on available-for-sale bonds)	(331)	81	(238)
Value movements on derivative hedging programme for general account business	252	93	841
Interest/dividend income and value movements on other financial instruments for which fair value movements are booked in the income statement	638	570	1,714
	559	744	2,317
Total	2,654	2,274	1,448

UK operations
Policyholders' returns
Scottish Amicable Insurance Fund (SAIF)	289	303	321
Assets held to back unit-linked liabilities	534	657	208
With-profits fund (excluding SAIF)	3,000	2,808	4,094
	3,823	3,768	4,623
Shareholders' returns
Prudential Retirement Income Limited (PRIL)	772	555	2,153
Other business	461	342	956
	1,233	897	3,109
Total	5,056	4,665	7,732

Unallocated corporate
Shareholders' returns	-	21	(105)
Group Total
Policyholders' returns	6,637	5,910	3,698
Shareholders' returns	2,125	1,840	5,662
Total	8,762	7,750	9,360

The returns as shown in the table above are delineated between those returns allocated to policyholders and those allocated to shareholders. In making this distinction, returns allocated to policyholders are those from investments in which shareholders have no direct economic interest, namely:
• Unit-linked business in the UK, Asia and SAIF in the UK, for which the investment return is wholly attributable to policyholders;
• Separate account business of US operations, the investment return of which is also wholly attributable to policyholders; and

•     With-profits business (excluding SAIF) in the UK and Asia (in which the shareholders' economic interest, and the basis of recognising IFRS basis profits, is restricted to a share of the actuarially determined surplus for distribution (in the UK 10 per cent)). Except for this surplus the investment return of the with-profit funds is attributable to policyholders (through the asset-share liabilities) or the unallocated surplus, which is accounted for as a liability under IFRS 4.

The investment return related to the types of business above does not impact shareholders' profits directly. However there is an indirect impact, for example, investment-related fees or the effect of investment return on the shareholders' share of the cost of bonuses of with-profits funds.

Investment returns for unit-linked and similar products have reciprocal impact on benefits and claims, with a decrease in market returns on the attached pool of assets affecting policyholder benefits on these products. Similarly for with-profits funds there is a close correlation between increases or decreases in investment returns and the level of combined charge for policyholder benefits and movement on unallocated surplus that arises from such returns.

Shareholders' returns

For shareholder-backed non-participating business of the UK (comprising PRIL and other non-linked non-participating business) and of the Asia operations, the investment return is not directly attributable to policyholders and therefore does impact shareholders' profit directly. However, it should be noted that for UK shareholder-backed annuity business, principally PRIL, where the durations of asset and liability cash flows are closely matched, the discount rate applied to measure liabilities to policyholders (under 'grandfathered' UK GAAP and under IFRS 4) reflects movements in asset yields (after allowances for the future defaults) of the backing portfolios. Therefore, the net impact on the shareholders' profits of the investment return of the assets backing liabilities of the UK shareholder-backed annuity business is after taking into account the consequential effect on the movement in policyholder liabilities.

Changes in shareholders' investment returns for US operations reflect primarily movements in the investment income, movements in the value of the derivative instruments held to manage the general account assets and liability portfolio, and realised gains and losses. However, separately, reflecting Jackson's types of business, an allocation is made to policyholders through the application of crediting rates.

The majority of the investments held to back the US general account business are debt securities for which the available-for-sale designation is applied for IFRS basis reporting. Under this designation the return included in the income statement reflects the aggregate of investment income and realised gains and losses (including impairment losses). However, movements in unrealised appreciation or depreciation are recognised in other comprehensive income. The return on these assets is attributable to shareholders.

J     Benefits and claims and movements in unallocated surplus of with-profits funds, net of reinsurance

Benefits and claims represent payments, including final bonuses, to policyholders in respect of maturities, surrenders and deaths plus the change in technical provisions (which primarily represents the movement in amounts owed to policyholders). Benefits and claims are amounts attributable to policyholders. The movement in unallocated surplus of with-profits funds represents the transfer to (from) the unallocated surplus each year through a (charge) credit to the income statement of the annual excess (shortfall) of income over expenditure of the with-profits funds, after declaration and attribution of the cost of bonuses to policyholders and shareholders.
Benefits and claims and movements in unallocated surplus of with-profits funds net of reinsurance can be further analysed as follows:

	Half year 2012
	Asia	US	UK	Total
	£m	£m	£m	£m
Claims incurred	(1,587)	(2,499)	(5,057)	(9,143)
Increase in policyholder liabilities	(2,109)	(6,410)	(1,600)	(10,119)
Movement in unallocated surplus of with-profits funds(note)	137	-	(725)	(588)
	(3,559)	(8,909)	(7,382)	(19,850)

	Half year 2011
	Asia	US	UK	Total
	£m	£m	£m	£m
Claims incurred	(1,460)	(2,647)	(4,838)	(8,945)
Increase in policyholder liabilities	(1,827)	(5,465)	(713)	(8,005)
Movement in unallocated surplus of with-profits funds(note)	52	-	(692)	(640)
	(3,235)	(8,112)	(6,243)	(17,590)

	Full year 2011
	Asia	US	UK	Total
	£m	£m	£m	£m
Claims incurred	(2,955)	(4,678)	(10,103)	(17,736)
Increase in policyholder liabilities	(2,950)	(7,973)	(1,655)	(12,578)
Movement in unallocated surplus of with-profits funds(note)	540	-	485	1,025
	(5,365)	(12,651)	(11,273)	(29,289)

Note
The unallocated surplus of with-profits funds represents the excess of assets of with-profits funds over policyholder and other liabilities of the funds. The surplus is therefore sensitive to the measurement basis of the assets and liabilities. The movements on unallocated surplus of with-profits funds also reflect the impact of market fluctuations of investment values backing the surplus. The Asia movement principally arises in the Hong Kong branch operation.

K Tax

i Tax charge

The total tax charge comprises:

	Half year 2012			Half year 2011 *	Full year 2011*
	Current tax	Deferred tax	Total	Total	Total
Tax charge	£m	£m	£m	£m	£m
UK tax	(98)	14	(84)	(85)	(20)
Overseas tax	(294)	31	(263)	(292)	(372)
Total tax charge	(392)	45	(347)	(377)	(392)

The current tax charge of £392 million includes £8 million for 2012 (half year 2011: charge of £8 million; full year 2011: charge of £16 million) in respect of the tax charge for Hong Kong. The Hong Kong current tax charge is calculated as 16.5 per cent for all periods on either (i) 5 per cent of the net insurance premium or (ii) the estimated assessable profits, depending on the nature of the business written.

The total tax charge comprises tax attributable to policyholders and unallocated surplus of with-profits funds, unit-linked policies and shareholders as shown below:

	Half year 2012			Half year 2011 *	Full year 2011*
	Current tax	Deferred tax	Total	Total	Total
Tax charge	£m	£m	£m	£m	£m
Tax (charge) credit to policyholders' returns	(137)	97	(40)	(94)	17
Tax charge attributable to shareholders' returns	(255)	(52)	(307)	(283)	(409)
Total tax charge	(392)	45	(347)	(377)	(392)
* The 2011 comparative results have been adjusted from those previously published for the retrospective application of the improvement in accounting policy described in note B.

The principal reason for the reduction in the tax charge attributable to policyholders' returns compared to the six month period ended June 2011 is due to a reduction in the value of unrealised gains on investments which results in a decrease in the policyholders' deferred tax charge. An explanation of the tax charge attributable to shareholders is shown in note (iii) below.

ii Deferred tax

The statement of financial position contains the following deferred tax assets and liabilities:

	30 June 2012		30 June 2011*		31 December 2011*
	Deferred tax assets	Deferred tax liabilities	Deferred tax assets	Deferred tax liabilities	Deferred tax assets	Deferred tax liabilities
	£m	£m	£m	£m	£m	£m
Unrealised gains and losses on investments	206	(1,629)	319	(1,654)	297	(1,566)
Balances relating to investment and insurance contracts	22	(969)	17	(745)	13	(667)
Short-term timing differences	1,820	(1,307)	1,374	(1,524)	1,513	(1,687)
Capital allowances	12	(8)	18	(13)	15	(9)
Unused tax losses	119	-	392	-	438	-
Total	2,179	(3,913)	2,120	(3,936)	2,276	(3,929)
* The 2011 comparative results have been adjusted from those previously published for the retrospective application of the improvement in accounting policy described in note B.

Deferred tax assets are recognised to the extent that they are regarded as recoverable, that is to the extent that, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying temporary differences can be deducted.

The taxation regimes applicable across the Group often apply separate rules to trading and capital profits and losses. The distinction between temporary differences that arise from items of either a trading or capital nature may affect the recognition of deferred tax assets. Accordingly, for the 2012 half year results and financial position at 30 June 2012, the possible tax benefit of approximately £156 million (30 June 2011: £106 million; 31 December 2011: £158 million), which may arise from capital losses valued at approximately £0.7 billion (30 June 2011: £0.5 billion; 31 December 2011: £0.7 billion), is sufficiently uncertain that it has not been recognised. In addition, a potential deferred tax asset of £122 million (30 June 2011: £ 241 million; 31 December 2011: £147 million), which may arise from tax losses and other potential temporary differences totalling £0.5 billion (30 June 2011: £1.0 billion; 31 December 2011: £0.6 billion) is sufficiently uncertain that it has not been recognised. Of these, losses of £116 million will expire within the next 10 years. The remaining losses have no expiry date.

Under IAS 12, 'Income Taxes', deferred tax is measured at the tax rates that are expected to apply to the period when the asset is realised or the liability settled, based on the tax rates (and laws) that have been enacted or are substantively enacted at the end of the reporting periods.

As part of Finance Act 2011, the UK government enacted a corporation tax rate change to 25 per cent with effect from 1 April 2012. However in March 2012, the UK government announced a revised tax rate change to 24 per cent which was effective from 1 April 2012 after being substantively enacted on 26 March 2012 by a resolution under the Provisional Collection of Taxes Act 1968. Additionally, the reduction in the UK corporation tax rate to 23 per cent from 1 April 2013 was substantively enacted on 3 July 2012 in the 2012 Finance Bill, however this has no effect on half year 2012 financial results.

The subsequent proposed phased rate changes to 22 per cent are expected to have the effect of reducing the UK with-profits and shareholder-backed business elements of the net deferred tax balances at 30 June 2012 by £55 million.

The UK Government has announced that there will be substantial changes to the rules relating to the taxation of life insurance companies, which will be effective 1 January 2013. The effects of these changes are not reflected in the financial statements for the period ended 30 June 2012 as the 2012 Finance Act had not been enacted at the balance sheet date. Based on the Finance (No.4) Bill, the new regime is not expected to have a material impact on the Group's net assets.

iii     Reconciliation of tax charge on profit attributable to shareholders for continuing operations

	Asia insurance operations	US insurance operations	UK insurance operations	Other operations	Total
Half year 2012	£m (except for tax rates)
Profit before tax attributable to shareholders:
Operating profit based on longer-term investment returns note (iii)	406	442	353	(39)	1,162
Short-term fluctuations in investment returns	42	(125)	5	46	(32)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	-	-	9	78	87
Gain on dilution of Group holdings	-	-	-	42	42
Total	448	317	367	127	1,259
Expected tax rate:note (i)
Operating profit based on longer-term investment returns note (iii)	24%	35%	24.5%	24.5%	28%
Short-term fluctuations in investment returns	24%	35%	24.5%	24.5%	69%
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	-	-	24.5%	24.5%	24.5%
Gain on dilution of Group holdings	-	-	-	24.5%	24.5%
Expected tax (charge) credit based on expected tax rates:
Operating profit based on longer-term investment returns note (iii)	(97)	(155)	(86)	10	(328)
Short-term fluctuations in investment returns	(10)	44	(1)	(11)	22
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	-	-	(2)	(19)	(21)
Gain on dilution of Group holdings	-	-	-	(10)	(10)
Total	(107)	(111)	(89)	(30)	(337)
Variance from expected tax charge: note (ii)
Operating profit based on longer-term investment returns note (iii)	19	40	12	(28)	43
Short-term fluctuations in investment returns	(13)	-	(6)	(4)	(23)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	-	-	-	-	-
Gain on dilution of Group holdings	-	-	-	10	10
Total	6	40	6	(22)	30
Actual tax (charge) credit:
Operating profit based on longer-term investment returnsnote (iii)	(78)	(115)	(74)	(18)	(285)
Short-term fluctuations in investment returns	(23)	44	(7)	(15)	(1)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	-	-	(2)	(19)	(21)
Gain on dilution of Group holdings	-	-	-	-	-
Total	(101)	(71)	(83)	(52)	(307)
Actual tax rate:
Operating profit based on longer-term investment returns	19%	26%	21%	(46)%	25%
Total profit	23%	22%	23%	41%	24%

	Asia insurance operations	US insurance operations	UK insurance operations	Other operations	Total
Half year 2011*	£m (except for tax rates)
Profit before tax attributable to shareholders:
Operating profit based on longer-term investment returns note (iii)	322	340	353	13	1,028
Short-term fluctuations in investment returns	14	7	44	28	93
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	-	-	(2)	(5)	(7)
Total	336	347	395	36	1,114
Expected tax rate: note (i)
Operating profit based on longer-term investment returns note (iii)	24%	35%	26.5%	26.5%	29%
Short-term fluctuations in investment returns	22%	35%	26.5%	26.5%	26%
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	-	-	26.5%	26.5%	26.5%
Expected tax (charge) credit based on expected tax rates:
Operating profit based on longer-term investment returns note (iii)	(77)	(119)	(94)	(3)	(293)
Short-term fluctuations in investment returns	(3)	(2)	(12)	(7)	(24)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	-	-	1	1	2
Total	(80)	(121)	(105)	(9)	(315)
Variance from expected tax charge: note (ii)
Operating profit based on longer-term investment returns note (iii)	39	19	5	1	64
Short-term fluctuations in investment returns	(33)	-	1	-	(32)
Total	6	19	6	1	32
Actual tax (charge) credit:
Operating profit based on longer-term investment returns note (iii)	(38)	(100)	(89)	(2)	(229)
Short-term fluctuations in investment returns	(36)	(2)	(11)	(7)	(56)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	-	-	1	1	2
Total	(74)	(102)	(99)	(8)	(283)
Actual tax rate:
Operating profit based on longer-term investment returns	12%	29%	25%	15%	22%
Total profit	22%	29%	25%	22%	25%
* The 2011 comparative results have been adjusted from those previously published for the retrospective application of the improvement in accounting policy described in note B.

	Asia insurance operations	US insurance operations	UK insurance operations	Other operations	Total
Full year 2011*	£m (except for tax rates)
Profit (loss) before tax attributable to shareholders:
Operating profit based on longer-term investment returns note (iii)	704	651	723	(51)	2,027
Short-term fluctuations in investment returns	(92)	(167)	159	(120)	(220)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	-	-	18	3	21
Total	612	484	900	(168)	1,828
Expected tax rate: note (i)
Operating profit based on longer-term investment returns note (iii)	24%	35%	27%	27%	29%
Short-term fluctuations in investment returns	20%	35%	27%	27%	30%
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	0%	0%	27%	27%	26.5%
Expected tax (charge) credit based on expected tax rates:
Operating profit based on longer-term investment returns note (iii)	(169)	(228)	(195)	14	(578)
Short-term fluctuations in investment returns	18	58	(43)	32	65
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	-	-	(5)	(1)	(6)
Total	(151)	(170)	(243)	45	(519)
Variance from expected tax charge: note (ii)
Operating profit based on longer-term investment returns note (iii)	47	43	5	50	145
Short-term fluctuations in investment returns	(20)	-	8	(24)	(36)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	-	-	1	-	1
Total	27	43	14	26	110
Actual tax (charge) credit:
Operating profit based on longer-term investment returns note (iii)	(122)	(185)	(190)	64	(433)
Short-term fluctuations in investment returns	(2)	58	(35)	8	29
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	-	-	(4)	(1)	(5)
Total	(124)	(127)	(229)	71	(409)
Actual tax rate:
Operating profit based on longer-term investment returns	17%	28%	26%	125%	21%
Total profit	20%	26%	25%	42%	22%
* The 2011 comparative results have been adjusted from those previously published for the retrospective application of the improvement in accounting policy described in note B.

Notes
(i) Expected tax rates for profit (loss) attributable to shareholders:
• The expected tax rates shown in the table above reflect the corporation tax rates generally applied to taxable profits of the relevant country jurisdictions.
• For Asia operations the expected tax rates reflect the corporation tax rates weighted by reference to the source of profits of operations contributing to the aggregate business result.
• The expected tax rate for Other operations reflects the mix of business between UK and overseas operations, which are taxed at a variety of rates.
(ii) For 2012 and 2011, the principal variances arise from a number of factors, including:
(a) Asia long-term operations

For half year 2012 and 2011, profits in certain countries which are not taxable, along with utilising brought forward tax losses on which no deferred tax assets were previously recognised, partly offset by the inability to fully recognise deferred tax assets on losses being carried forward.

(b) Jackson
           For half year 2012 and 2011, the benefit of a deduction from taxable income of a proportion of dividends received attributable to the variable annuity business.
           (c)  UK insurance operations

For half year 2012 and 2011, the effect of the reduction in the UK corporation tax rate on deferred tax liabilities and the different tax bases of UK life business. Additionally, for 2011 this is partially offset by routine revisions to prior period tax returns.

(d) Other operations
           For half year 2012 and 2011 the effect of the reduction in UK corporation tax rate on deferred tax assets and revisions to prior period tax returns. For full year 2011 the settlement of outstanding issues with HMRC at an amount below that previously provided, partly offset by prior year adjustments arising from the revisions of prior period tax returns.

(iii)    Operating profit based on longer-term investment returns is net of attributable restructuring costs and development expenses. Related tax charges are determined on the basis of current taxation legislation.

L Supplementary analysis of earnings per share

	Half year 2012
	Before tax note C	Tax note K	Non- controlling interests	Net of tax and non- controlling interests	Basic earnings per share	Diluted earnings per share
	£m	£m	£m	£m	Pence	Pence
Based on operating profit based on longer-term investment returns	1,162	(285)	-	877	34.5 p	34.5 p
Short-term fluctuations in investment returns on shareholder-backed business	(32)	(1)	-	(33)	(1.3)p	(1.3)p
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	87	(21)	-	66	2.6 p	2.6 p
Gain on dilution of Group holdings	42	-	-	42	1.7 P	1.7 P
Based on profit for the period	1,259	(307)	-	952	37.5 p	37.5 p

	Half year 2011*
	Before tax note C	Tax note K	Non- controlling interests	Net of tax and non- controlling interests	Basic earnings per share	Diluted earnings per share
	£m	£m	£m	£m	Pence	Pence
Based on operating profit based on longer-term investment returns	1,028	(229)	(2)	797	31.4 p	31.3 p
Short-term fluctuations in investment returns on shareholder-backed business	93	(56)	-	37	1.5 p	1.5 p
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	(7)	2	-	(5)	(0.2)p	(0.2)p
Based on profit for the period	1,114	(283)	(2)	829	32.7 p	32.6 p

	Full year 2011*
	Before tax note C	Tax note K	Non- controlling interests	Net of tax and non- controlling interests	Basic earnings per share	Diluted earnings per share
	£m	£m	£m	£m	Pence	Pence
Based on operating profit based on longer-term investment return	2,027	(433)	(4)	1,590	62.8 p	62.7 p
Short-term fluctuations in investment returns on shareholder-backed business	(220)	29	-	(191)	(7.6)p	(7.6)p
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	21	(5)	-	16	0.6 p	0.6 p
Based on profit for the year	1,828	(409)	(4)	1,415	55.8 p	55.7 p
* The 2011 comparative results have been adjusted from those previously published for the retrospective application of the improvement in accounting policy described in note B.

Earnings per share are calculated based on earnings attributable to ordinary shareholders, after related tax and non-controlling interests.

The weighted average number of shares for calculating earnings per share:

	Half year 2012	Half year 2011	Full year 2011
	(in millions)	(in millions)	(in millions)
Weighted average number of shares for calculation of:
Basic earnings per share	2,536	2,533	2,533
Diluted earnings per share	2,539	2,539	2,538

M Dividends

Dividends per share (in pence)	Half year 2012	Half year 2011	Full year 2011
Dividends relating to reporting period:
Interim dividend (2012 and 2011)	8.40p	7.95 p	7.95 p
Final dividend (2011)	-	-	17.24 p
Total	8.40p	7.95 p	25.19 p
Dividends declared and paid in reporting period:
Current year interim dividend	-	-	7.95 p
Final dividend for prior year	17.24 p	17.24 p	17.24 p
Total	17.24 p	17.24 p	25.19 p

Interim dividends are recorded in the period in which they are paid. Final dividends are recorded in the period in which they are approved by shareholders. The final dividend for the year ended 31 December 2011 of 17.24 pence per ordinary share was paid to eligible shareholders on 24 May 2012.

The 2012 interim dividend of 8.40 pence per ordinary share will be paid on 27 September 2012 in sterling to shareholders on the principal register and the Irish branch register at 6.00 pm BST on Friday, 24 August 2012 (the 'Record Date'), and in Hong Kong dollars to shareholders on the Hong Kong branch register at 4.30 pm Hong Kong time on the Record Date (HK Shareholders). Holders of US American Depositary Receipts (US Shareholders) will be paid their dividends in US dollars on or about 5 October 2012. The interim dividend will be paid on or about 4 October 2012 in Singapore dollars to shareholders with shares standing to the credit of their securities accounts with The Central Depository (Pte) Limited (CDP) at 5.00 pm Singapore time on the Record Date (SG Shareholders). The dividend payable to the HK Shareholders will be translated using the exchange rate quoted by the WM Company at the close of business on 9 August 2012. The exchange rate at which the dividend payable to the SG Shareholders will be translated into SG$ will be determined by CDP. The dividend will distribute an estimated £215 million of shareholders' equity.

Shareholders on the principal register and Irish branch register will be able to participate in a Dividend Reinvestment Plan (DRIP).

N Statement of financial position - analysis of Group position by segment and business type

i Group statement of financial position analysis
To explain more comprehensively the assets, liabilities and capital of the Group's businesses, it is appropriate to provide analyses of the Group's statement of financial position by operating segment and type of business.

	Insurance operations			Total insurance operations	Asset management operations	Unallocated to a segment (central operations)	Intra-group eliminations	30 Jun 2012 Group Total	30 Jun* 2011 Group Total	31 Dec* 2011 Group Total
	UK	US	Asia
By operating segment	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Intangible assets attributable to shareholders:
Goodwill note P	-	-	237	237	1,230	-	-	1,467	1,469	1,465
Deferred acquisition costs and other intangible assets note Q	109	3,203	987	4,299	15	19	-	4,333	4,060	4,234
Total	109	3,203	1,224	4,536	1,245	19	-	5,800	5,529	5,699
Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries for venture fund and other investment purposes	178	-	-	178	-	-	-	178	169	178
Deferred acquisition costs and other intangible assets	6	-	78	84	-	-	-	84	93	89
Total	184	-	78	262	-	-	-	262	262	267
Total	293	3,203	1,302	4,798	1,245	19	-	6,062	5,791	5,966
Deferred tax assets note K	243	1,633	95	1,971	110	98	-	2,179	2,120	2,276
Other non-investment and non-cash assets note (i)	5,437	1,536	1,053	8,026	1,104	4,079	(5,860)	7,349	6,521	6,638
Investment of long-term business and other operations:
Investment properties	10,786	25	11	10,822	-	-	-	10,822	10,965	10,757
Investments accounted for using the equity method	70	-	-	70	42	-	-	112	71	70
Financial investments:
Loans note S	3,435	4,168	1,171	8,774	1,207	-	-	9,981	9,017	9,714
Equity securities and portfolio holdings in unit trusts	34,036	43,874	12,553	90,463	79	-	-	90,542	91,037	87,349
Debt securities note T	79,900	27,061	19,433	126,394	1,875	-	-	128,269	117,213	124,498
Other investments	4,683	2,634	703	8,020	72	51	-	8,143	6,121	7,509
Deposits	11,105	228	1,041	12,374	55	-	-	12,429	10,858	10,708
Total investments	144,015	77,990	34,912	256,917	3,330	51	-	260,298	245,282	250,605
Properties held for sale	-	-	-	-	-	-	-	-	394	3
Cash and cash equivalents	2,554	293	1,927	4,774	1,580	383	-	6,737	8,589	7,257
Total assets	152,542	84,655	39,289	276,486	7,369	4,630	(5,860)	282,625	268,697	272,745

	Insurance operations			Total insurance operations	Asset management operations	Unallocated to a segment (central operations)	Intra -group eliminations	30 Jun 2012 Group Total	30 Jun* 2011 Group Total	31 Dec* 2011 Group Total
	UK	US	Asia
By operating segment	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Equity and liabilities
Equity
Shareholders' equity	2,722	3,919	2,403	9,044	1,888	(1,640)	-	9,292	7,990	8,564
Non-controlling interests	29	-	5	34	-	-	-	34	46	43
Total equity	2,751	3,919	2,408	9,078	1,888	(1,640)	-	9,326	8,036	8,607
Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)note Y	128,387	75,264	32,768	236,419	-	-	-	236,419	221,432	227,075
Unallocated surplus of with-profits funds note Y	9,750	-	52	9,802	-	-	-	9,802	10,872	9,215
Total policyholder liabilities and unallocated surplus of with-profits funds	138,137	75,264	32,820	246,221	-	-	-	246,221	232,304	236,290
Core structural borrowings of shareholder-financed operations:
Subordinated debt	-	-	-	-	-	2,638	-	2,638	3,044	2,652
Other	-	159	-	159	250	549	-	958	954	959
Total note V	-	159	-	159	250	3,187	-	3,596	3,998	3,611
Operational borrowings attributable to shareholder-financed operations note W	42	91	93	226	10	2,568	-	2,804	2,912	3,340
Borrowings attributable to with-profits operations note W	955	-	-	955	-	-	-	955	1,440	972
Deferred tax liabilities note K	1,258	2,069	550	3,877	20	16	-	3,913	3,936	3,929
Other non-insurance liabilitiesnote (ii)	9,399	3,153	3,418	15,970	5,201	499	(5,860)	15,810	16,071	15,996
Total liabilities	149,791	80,736	36,881	267,408	5,481	6,270	(5,860)	273,299	260,661	264,138
Total equity and liabilities	152,542	84,655	39,289	276,486	7,369	4,630	(5,860)	282,625	268,697	272,745
* The 2011 comparative results have been adjusted from those previously published for the retrospective application of the improvement in accounting policy described in note B.

Notes

(i)      Within other non-investment and non-cash assets are premiums receivable of £274 million (30 June 2011: £290 million; 31 December 2011: £265 million) of which approximately two-thirds are due within one year. The remaining one-third, due after one year, relates to products where charges are levied against premiums in future years.

(ii)     Within other non-insurance liabilities are other creditors of £2,989 million (30 June 2011: £2,599 million; 31 December 2011: £2,544 million) of which £2,683 million (30 June 2011: £2,599 million; 31 December 2011: £2,268 million) are due within one year.

ii       Group statement of financial position - additional analysis by business type

		Shareholder-backed business
	Participating funds	Unit-linked and variable annuity	Non-linked business	Asset management operations	Unallocated to a segment (central operations)	Intra-group eliminations	30 Jun 2012 Group Total	30 Jun* 2011 Group Total	31 Dec* 2011 Group Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Intangible assets attributable to shareholders:
Goodwill note P	-	-	237	1,230	-	-	1,467	1,469	1,465
Deferred acquisition costs and other intangible assets note Q	-	-	4,299	15	19	-	4,333	4,060	4,234
Total	-	-	4,536	1,245	19	-	5,800	5,529	5,699
Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries for venture fund and other investment purposes	178	-	-	-	-	-	178	169	178
Deferred acquisition costs and other intangible assets	84	-	-	-	-	-	84	93	89
Total	262	-	-	-	-	-	262	262	267
Total	262	-	4,536	1,245	19	-	6,062	5,791	5,966
Deferred tax assets note K	104	1	1,866	110	98	-	2,179	2,120	2,276
Other non-investment and non-cash assets	3,245	575	4,206	1,104	4,079	(5,860)	7,349	6,521	6,638
Investment of long-term business and other operations:
Investment properties	8,564	685	1,573	-	-	-	10,822	10,965	10,757
Investments accounted for using the equity method	-	-	70	42	-	-	112	71	70
Financial investments:
Loans note S	2,866	1	5,907	1,207	-	-	9,981	9,017	9,714
Equity securities and portfolio holdings in unit trusts	23,406	66,050	1,007	79	-	-	90,542	91,037	87,349
Debt securities note T	58,930	9,062	58,402	1,875	-	-	128,269	117,213	124,498
Other investments	4,664	125	3,231	72	51	-	8,143	6,121	7,509
Deposits	8,830	1,433	2,111	55	-	-	12,429	10,858	10,708
Total investments	107,260	77,356	72,301	3,330	51	-	260,298	245,282	250,605
Properties held for sale	-	-	-	-	-	-	-	394	3
Cash and cash equivalents	2,176	1,308	1,290	1,580	383	-	6,737	8,589	7,257
Total assets	113,047	79,240	84,199	7,369	4,630	(5,860)	282,625	268,697	272,745
* The 2011 comparative results have been adjusted from those previously published for the retrospective application of the improvement in accounting policy described in note B.

		Shareholder-backed business
	Participating funds	Unit-linked and variable annuity	Non-linked business	Asset management operations	Unallocated to a segment (central operations)	Intra-group eliminations	30 Jun 2012 Group Total	30 Jun 2011 Group Total *	31 Dec 2011 Group Total *
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Equity and liabilities
Equity
Shareholders' equity	-	-	9,044	1,888	(1,640)	-	9,292	7,990	8,564
Non-controlling interests	29	-	5	-	-	-	34	46	43
Total equity	29	-	9,049	1,888	(1,640)	-	9,326	8,036	8,607
Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)note Y	94,635	77,476	64,308	-	-	-	236,419	221,432	227,075
Unallocated surplus of with-profits fundsnote Y	9,802	-	-	-	-	-	9,802	10,872	9,215
Total policyholder liabilities and unallocated surplus of with-profits funds	104,437	77,476	64,308	-	-	-	246,221	232,304	236,290
Core structural borrowings of shareholder-financed operations:
Subordinated debt	-	-	-	-	2,638	-	2,638	3,044	2,652
Other	-	-	159	250	549	-	958	954	959
Totalnote V	-	-	159	250	3,187	-	3,596	3,998	3,611
Operational borrowings attributable to shareholder-financed operations note W	-	-	226	10	2,568	-	2,804	2,912	3,340
Borrowings attributable to with-profits operations note W	955	-	-	-	-	-	955	1,440	972
Deferred tax liabilitiesnote K	1,149	31	2,697	20	16	-	3,913	3,936	3,929
Other non-insurance liabilities	6,477	1,733	7,760	5,201	499	(5,860)	15,810	16,071	15,996
Total liabilities	113,018	79,240	75,150	5,481	6,270	(5,860)	273,299	260,661	264,138
Total equity and liabilities	113,047	79,240	84,199	7,369	4,630	(5,860)	282,625	268,697	272,745
* The 2011 comparative results have been adjusted from those previously published for the retrospective application of the improvement in accounting policy as described in note B.

O         Statement of financial position - analysis of segment by business type

i UK insurance operations

Overview

•        In order to reflect the different types of UK business and fund structure, the statement of financial position of the UK insurance operations analyses assets and liabilities between those of the Scottish Amicable Insurance Fund
          (SAIF), the PAC with-profits sub-fund (WPSF), unit-linked assets and liabilities and annuity (principally PRIL) and other long-term business.

• £93 billion of the £144 billion of investments are held by SAIF and the PAC WPSF. Shareholders are exposed only indirectly to value movements on these assets.

		PAC with-profits fund note (i)			Other funds and subsidiaries
	Scottish Amicable Insurance Fund note (ii)	Excluding Prudential Annuities Limited	Prudential Annuities Limited note (iii)	Total note (iv)	Unit-linked assets and liabilities	Annuity and other long-term business	Total	30 Jun 2012 Total	30 Jun 2011 Total	31 Dec 2011 Total
By operating segment	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Intangible assets attributable to shareholders:
Deferred acquisition costs and other intangible assets	-	-	-	-	-	109	109	109	118	113
Total	-	-	-	-	-	109	109	109	118	113
Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries for venture fund and other investment purposes	-	178	-	178	-	-	-	178	169	178
Deferred acquisition costs	-	6	-	6	-	-	-	6	11	6
Total	-	184	-	184	-	-	-	184	180	184
Total	-	184	-	184	-	109	109	293	298	297
Deferred tax assets	-	103	1	104	-	139	139	243	198	231
Other non-investment and non-cash assets	400	2,397	142	2,539	471	2,027	2,498	5,437	3,949	4,771
Investment of long term business and other operations:
Investment properties	552	7,283	729	8,012	685	1,537	2,222	10,786	10,930	10,712
Investments accounted for using the equity method	-	-	-	-	-	70	70	70	69	70
Financial investments:
Loans note S	129	1,936	75	2,011	-	1,295	1,295	3,435	2,401	3,115
Equity securities and portfolio holdings in unit trusts	2,086	18,572	119	18,691	13,242	17	13,259	34,036	40,470	36,722
Debt securities note T	3,988	38,684	5,783	44,467	6,135	25,310	31,445	79,900	74,818	77,953
Other investmentsnote (v)	290	3,688	292	3,980	84	329	413	4,683	4,046	4,568
Deposits	956	7,530	290	7,820	936	1,393	2,329	11,105	9,759	9,287
Total investments	8,001	77,693	7,288	84,981	21,082	29,951	51,033	144,015	142,493	142,427
Properties held for sale	-	-	-	-	-	-	-	-	391	-
Cash and cash equivalents	85	1,267	122	1,389	714	366	1,080	2,554	3,815	2,965
Total assets	8,486	81,644	7,553	89,197	22,267	32,592	54,859	152,542	151,144	150,691

		PAC with-profits fund note (i)			Other funds and subsidiaries
	Scottish Amicable Insurance Fund note (ii)	Excluding Prudential Annuities Limited	Prudential Annuities Limited note (iii)	Total note (iv)	Unit-linked assets and liabilities	Annuity and other long-term business	Total	30 Jun 2012 Group Total	30 Jun 2011 Group Total	31 Dec 2011 Group Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Equity and liabilities
Equity
Shareholders' equity	-	-	-	-	-	2,722	2,722	2,722	2,342	2,581
Non-controlling interests	-	29	-	29	-	-	-	29	38	33
Total equity	-	29	-	29	-	2,722	2,722	2,751	2,380	2,614
Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)note Y	8,143	67,764	5,384	73,148	21,258	25,838	47,096	128,387	126,544	127,024
Unallocated surplus of with-profits funds (reflecting application of 'realistic' basis provisions for UK regulated with-profits funds) note Y and (vi)	-	8,305	1,445	9,750	-	-	-	9,750	10,811	9,165
Total	8,143	76,069	6,829	82,898	21,258	25,838	47,096	138,137	137,355	136,189
Operational borrowings attributable to shareholder-financed operations	-	-	-	-	-	42	42	42	102	103
Borrowings attributable to with-profits funds	18	937	-	937	-	-	-	955	1,440	972
Deferred tax liabilities	31	616	129	745	-	482	482	1,258	1,626	1,349
Other non-insurance liabilities	294	3,993	595	4,588	1,009	3,508	4,517	9,399	8,241	9,464
Total liabilities	8,486	81,615	7,553	89,168	22,267	29,870	52,137	149,791	148,764	148,077
Total equity and liabilities	8,486	81,644	7,553	89,197	22,267	32,592	54,859	152,542	151,144	150,691

Notes

(i)      The WPSF mainly contains with-profits business but it also contains some non-profit business (unit-linked, term assurances and annuities). The WPSF's profits are apportioned 90 per cent to its policyholders and 10 per cent to shareholders as surplus for distribution is determined via the annual actuarial valuation. For the purposes of this table and subsequent explanation, references to the WPSF also include, for convenience, the amounts attaching to the Defined Charges Participating Sub-fund which comprises 3.3 per cent of the total assets of the WPSF and includes the with-profits annuity business transferred to Prudential from the Equitable Life Assurance Society on
          1 December 2007 (with assets of approximately £1.7 billion). Profits to shareholders on this with-profits annuity business emerge on a 'charges less expenses' basis and policyholders are entitled to 100 per cent of the investment earnings.

(ii)     The fund is solely for the benefit of policyholders of SAIF. Shareholders have no interest in the profits of this fund although they are entitled to asset management fees on this business. SAIF is a separate sub-fund within the
          PAC long-term business fund.

(iii) Wholly-owned subsidiary of the PAC WPSF that writes annuity business.
(iv) Excluding policyholder liabilities of the Hong Kong branch of PAC.
(v) Other investments comprise:

	30 Jun 2012	30 Jun 2011	31 Dec 2011
	£m	£m	£m
Derivative assets*	1,310	841	1,461
Partnerships in investment pools and other**	3,373	3,205	3,107
	4,683	4,046	4,568

*    In the UK, Prudential uses derivatives to reduce equity and credit risk, interest rate and currency exposures, and to facilitate efficient portfolio management. After derivative liabilities of £1,337 million (30 June 2011: £909 million; 31 December 2011: £1,298 million), which are also included in the statement of financial position, the overall derivative position was a net liability of £27 million (30 June 2011: net liability of £68 million; 31 December
      2011: net asset of £163 million).

**  Partnerships in investment pools and other comprise mainly investments held by the PAC with-profits fund. These investments are primarily investments in limited partnerships and additionally investments in property funds.

(vi) Unallocated surplus of with-profits funds

        Prudential's long-term business written in the UK comprises predominantly life insurance policies under which the policyholders are entitled to participate in the returns of the funds supporting these policies. Business similar to this type is also written in certain of the Group's Asia operations, subject to local market and regulatory conditions. Such policies are called with-profits policies. Prudential maintains with-profits funds within the Group's long-term business funds, which segregate the assets and liabilities and accumulate the returns related to that with-profits business. The amounts accumulated in these with-profits funds are available to provide for future policyholder benefit provisions and for bonuses to be distributed to with-profits policyholders. The bonuses, both annual and final, reflect the right of the with-profits policyholders to participate in the financial performance of the with-profits funds. Shareholders' profits with respect to bonuses declared on with-profits business correspond to the shareholders' share of the cost of bonuses as declared by the Board of Directors. The shareholders'
        share currently represents one-ninth of the cost of bonuses declared for with-profits policies.

        The unallocated surplus represents the excess of assets over policyholder liabilities for the Group's with-profits funds. As allowed under IFRS 4, the Group has opted to continue to record unallocated surplus of with-profits funds wholly as a liability. The annual excess (shortfall) of income over expenditure of the with-profits funds, after declaration and attribution of the cost of bonuses to policyholders and shareholders, is transferred to (from)
        the unallocated surplus each year through a (charge) credit to the income statement. The balance retained in the unallocated surplus represents cumulative income arising on the with-profits business that has not been allocated to policyholders or shareholders, including the shareholders' share of future bonuses that has been provided for in determining policyholders' liabilities. The balance of the unallocated surplus is determined after full provision for deferred tax on unrealised appreciation of investments.

ii       US insurance operations

	30 Jun 2012			30 Jun 2011*	31 Dec 2011*
	Variable annuity separate account assets and liabilities note (i)	Fixed annuity, GIC and other business note (i)	Total	Total	Total
	£m	£m	£m	£m	£m
Assets
Intangible assets attributable to shareholders:
Deferred acquisition costs and other intangibles	-	3,203	3,203	2,939	3,115
Total	-	3,203	3,203	2,939	3,115
Deferred tax assets	-	1,633	1,633	1,346	1,392
Other non-investment and non-cash assets	-	1,536	1,536	1,151	1,542
Investments of long-term business and other operations:
Investment properties	-	25	25	25	35
Financial investments:
Loansnote S	-	4,168	4,168	4,062	4,110
Equity securities and portfolio holdings in unit trustsnote (iv)	43,625	249	43,874	36,263	38,036
Debt securitiesnote T and U	-	27,061	27,061	25,286	27,022
Other investmentsnote (ii)	-	2,634	2,634	1,352	2,376
Deposits	-	228	228	182	167
Total investments	43,625	34,365	77,990	67,170	71,746
Properties held for sale	-	-	-	3	3
Cash and cash equivalents	-	293	293	214	271
Total assets	43,625	41,030	84,655	72,823	78,069
Equity and liabilities
Equity
Shareholders' equity note (iii)	-	3,919	3,919	3,298	3,761
Total equity	-	3,919	3,919	3,298	3,761
Liabilities
Policyholder:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4) note Y	43,625	31,639	75,264	64,707	69,189
Total	43,625	31,639	75,264	64,707	69,189
Core structural borrowings of shareholder-financed operations	-	159	159	155	160
Operational borrowings attributable to shareholder-financed operations	-	91	91	34	127
Deferred tax liabilities	-	2,069	2,069	1,554	1,818
Other non-insurance liabilities	-	3,153	3,153	3,075	3,014
Total liabilities	43,625	37,111	80,736	69,525	74,308
Total equity and liabilities	43,625	41,030	84,655	72,823	78,069
* The 2011 comparative results have been adjusted from those previously published for the retrospective application of the improvement in accounting policy described in note B.

Notes
(i) Assets and liabilities attaching to variable annuity business that are not held in the separate account are shown within other business.
(ii) Other investments comprise:

	30 Jun 2012	30 Jun 2011	31 Dec 2011
	£m	£m	£m
Derivative assets*	1,866	749	1,677
Partnerships in investment pools and other**	768	603	699
	2,634	1,352	2,376

 *      In the US, Prudential uses derivatives to reduce interest rate risk, to facilitate efficient portfolio management to match liabilities under annuity policies and for certain equity-based product management activities. After taking account of derivative liabilities of £1,046 million (30 June 2011: £718 million; 31 December 2011: £887 million), which are also included in the statement of financial position, the overall derivative position is a net asset of £820 million (30 June 2011: £31 million; 31 December 2011: £790 million).

 **    Partnerships in investment pools and other comprise primarily investments in limited partnerships. These include interests in the PPM America Private Equity Fund and diversified investments in other partnerships by independent money managers that generally invest in various equities and fixed income loans and securities.

(iii) Changes in shareholders' equity

	30 Jun 2012	30 Jun 2011 *	31 Dec 2011 *
	£m	£m	£m
Operating profits based on longer-term investment returns note C	442	340	651
Short-term fluctuations in investment returns note F	(125)	7	(167)
Profit before shareholder tax	317	347	484
Tax note K	(71)	(102)	(127)
Profit for the period	246	245	357

	30 Jun 2012	31 Jun 2011*	31 Dec 2011*
	£m	£m	£m
Profit for the period (as above)	246	245	357
Items recognised in other comprehensive income:
Exchange movements	(34)	(80)	35
Unrealised valuation movements on securities classified as available-for sale:
Unrealised holding gains arising during the period	470	287	912
Add back net losses/deduct net (gains) included in income statement	12	(50)	(101)
Total unrealised valuation movements	482	237	811
Related change in amortisation of deferred income and acquisition costs note Q	(181)	(71)	(275)
Related tax	(105)	(57)	(187)
Total other comprehensive income	162	29	384
Total comprehensive income for the period	408	274	741
Dividends, interest payments to central companies and other movements	(250)	(326)	(330)
Net increase (decrease) in equity	158	(52)	411
Shareholders' equity at beginning of period:
As previously reported	4,271	3,815	3,815
Effect of change in accounting policy for deferred acquisition costs	(510)	(465)	(465)
After effect of change	3,761	3,350	3,350
Shareholders' equity at end of period	3,919	3,298	3,761
* The 2011 comparative results have been adjusted from those previously published for the retrospective application of the improvement in accounting policy described in note B.

(iv) Equity securities and portfolio holdings in unit trusts includes investments in mutual funds, the majority of which are equity based.

iii Asia insurance operations

	30 Jun 2012				30 Jun 2011*	31 Dec 2011*
	With-profits business note (i)	Unit-linked assets and liabilities	Other	Total	Total	Total
	£m	£m	£m	£m	£m	£m
Assets
Intangible assets attributable to shareholders:
Goodwill	-	-	237	237	239	235
Deferred acquisition costs and other intangible assets	-	-	987	987	981	977
Total	-	-	1,224	1,224	1,220	1,212
Intangible assets attributable to with-profits funds:
Deferred acquisition costs and other intangible assets	78	-	-	78	82	83
Deferred tax assets	-	1	94	95	94	115
Other non-investment and non-cash assets	306	104	643	1,053	899	1,024
Investments of long-term business and other operations:
Investment properties	-	-	11	11	10	10
Investments accounted for using the equity method	-	-	-	-	2	-
Financial investments:
Loans note S	726	1	444	1,171	1,283	1,233
Equity securities and portfolio holdings in unit trusts	2,629	9,183	741	12,553	14,159	11,997
Debt securities note T	10,475	2,927	6,031	19,433	15,357	17,681
Other investments	394	41	268	703	504	470
Deposits	54	497	490	1,041	827	1,165
Total investments	14,278	12,649	7,985	34,912	32,142	32,556
Cash and cash equivalents	702	594	631	1,927	2,075	1,977
Total assets	15,364	13,348	10,577	39,289	36,512	36,967
Equity and liabilities
Equity
Shareholders' equity	-	-	2,403	2,403	2,224	2,306
Non-controlling interests	-	-	5	5	5	5
Total equity	-	-	2,408	2,408	2,229	2,311
Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)note Y	13,344	12,593	6,831	32,768	30,181	30,862
Unallocated surplus of with-profits funds note Y	52	-	-	52	61	50
Total	13,396	12,593	6,831	32,820	30,242	30,912
Operational borrowings attributable to shareholder-financed operations	-	-	93	93	139	141
Deferred tax liabilities	373	31	146	550	518	506
Other non-insurance liabilities	1,595	724	1,099	3,418	3,384	3,097
Total liabilities	15,364	13,348	8,169	36,881	34,283	34,656
Total equity and liabilities	15,364	13,348	10,577	39,289	36,512	36,967
* The 2011 comparative results have been adjusted from those previously published for the retrospective application of the improvement in accounting policy described in note B.

Note

(i)      The statement of financial position for with-profits business comprises the with-profits assets and liabilities of the Hong Kong, Malaysia and Singapore with-profits operations. Assets and liabilities of other participating business are included in the column for 'Other business'.

iv Asset management operations

	M&G note (i)	US	Eastspring Investments	Total 30 Jun 2012	Total 30 Jun 2011	Total 31 Dec 2011
	£m	£m	£m	£m	£m	£m
Assets
Intangible assets:
Goodwill note P	1,153	16	61	1,230	1,230	1,230
Deferred acquisition costs	11	2	2	15	10	16
Total	1,164	18	63	1,245	1,240	1,246
Other non-investment and non-cash assetsnote (iii)	945	176	93	1,214	1,172	1,129
Investments accounted for using the equity method	42	-	-	42	-	-
Financial investments:
Loansnote S	1,207	-	-	1,207	1,271	1,256
Equity securities and portfolio holdings in unit trusts	66	-	13	79	145	594
Debt securitiesnote T	1,867	-	8	1,875	1,752	1,842
Other investments	70	2	-	72	49	78
Deposits	5	15	35	55	90	89
Total investmentsnote (iii)	3,257	17	56	3,330	3,307	3,859
Cash and cash equivalentsnote (iii)	1,408	47	125	1,580	2,179	1,735
Total assets	6,774	258	337	7,369	7,898	7,969
Equity and liabilities
Equity
Shareholders' equity	1,501	124	263	1,888	1,860	1,783
Non-controlling interests	-	-	-	-	3	5
Total equity	1,501	124	263	1,888	1,863	1,788
Liabilities
Core structural borrowing of shareholder-financed operations	250	-	-	250	250	250
Intra-group debt represented by operational borrowings at Group level note (ii)	2,568	-	-	2,568	2,633	2,956
Net asset value attributable to unit holders of consolidated unit trusts and similar funds note (iii)	313	-	-	313	516	678
Other non-insurance liabilitiesnote (iii) and (iv)	2,142	134	74	2,350	2,636	2,297
Total liabilities	5,273	134	74	5,481	6,035	6,181
Total equity and liabilities	6,774	258	337	7,369	7,898	7,969

Notes
(i) M&G includes those assets and liabilities in respect of Prudential Capital.
(ii)      Intra-group debt represented by operational borrowings at Group level
   Operational borrowings for M&G are in respect of Prudential Capital's short-term fixed income security programme and comprise:

	30 Jun 2012	30 Jun 2011	31 Dec 2011
	£m	£m	£m
Commercial paper	2,318	2,384	2,706
Medium-term notes	250	249	250
Total intra-group debt represented by operational borrowings at Group level	2,568	2,633	2,956

(iii)    Consolidated investment funds
  The M&G statement of financial position shown above includes investment funds which are managed on behalf of third parties. In respect of these funds, the statement of financial position includes the following, which are non-recourse to M&G and the Group:

	30 Jun 2012	30 Jun 2011	31 Dec 2011
	£m	£m	£m

Cash and cash equivalents	305	357	348
Total investments	88	193	415
Other net assets and liabilities	(80)	(34)	(85)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(313)	(516)	(678)
Shareholders' equity	-	-	-

(iv) Other non-insurance liabilities consist primarily of intra-group balances, derivative liabilities and other creditors.

P Goodwill attributable to shareholders

	30 Jun 2012	30 Jun 2011	31 Dec 2011
	£m	£m	£m
Cost
At beginning of period	1,585	1,586	1,586
Exchange differences	2	3	(1)
At end of period	1,587	1,589	1,585
Aggregate impairment	(120)	(120)	(120)
Net book amount at end of period	1,467	1,469	1,465

Goodwill attributable to shareholders comprises:

	30 Jun 2012	30 Jun 2011	31 Dec 2011
	£m	£m	£m
M&G	1,153	1,153	1,153
Other	314	316	312
	1,467	1,469	1,465

Other represents goodwill amounts allocated to entities in the Asia and US operations. Other goodwill amounts are individually not material.

Q Deferred acquisition costs and other intangible assets attributable to shareholders

Significant costs are incurred in connection with acquiring new insurance business. Except for acquisition costs of with-profits contracts of the UK regulated with-profits funds, which are accounted for under the realistic FSA regimes, these costs are accounted for in a way that is consistent with the principles of the ABI SORP with deferral and amortisation against margins in future revenues on the related insurance policies. In general, this deferral is presentationally shown by an explicit carrying value for deferred acquisition costs (DAC) in the balance sheet. However, in some Asia operations the deferral is implicit through the reserving methodology. The recoverability of the explicitly and implicitly deferred acquisition costs is measured and is deemed impaired if the projected margins are less than the carrying value. To the extent that the future margins differ from those anticipated, an adjustment to the carrying value will be necessary. For UK regulated with-profits funds where the realistic FSA regime is applied, the basis of setting liabilities is such that it would be inappropriate for acquisition costs to be deferred, therefore these costs are expensed as incurred.

The deferral and amortisation of acquisition costs is of most relevance to the Group's results for shareholder-financed long-term business of Jackson and Asia operations. The majority of the UK shareholder-backed business is individual and group annuity business where the incidence of acquisition costs is negligible.

The deferred acquisition costs and other intangible assets attributable to shareholders comprise:

	30 Jun 2012	30 Jun 2011*	31 Dec 2011*
	£m	£m	£m

Deferred acquisition costs related to insurance contracts as classified under IFRS 4	3,919	3,628	3,805
Deferred acquisition costs related to investment management contracts, including life assurance contracts classified as financial instruments and investment management contracts under IFRS 4	103	107	107
	4,022	3,735	3,912
Present value of acquired in-force policies for insurance contracts as classified under IFRS 4 (PVIF)	62	68	64
Other intangibles**	249	257	258
	311	325	322
Total of deferred acquisition costs and other intangible assets	4,333	4,060	4,234

	Deferred acquisition costs
	UK	US note (i)	Asia	Asset management	PVIF and Other intangibles	Total 30 Jun 2012	Total 30 Jun 2011*	Total 31 Dec 2011 *
	£m	£m	£m	£m	£m	£m	£m	£m
Balance at beginning of period:
As previously reported	111	3,880	744	12	322	5,069	4,667	4,667
Effect of change in accounting policynote B	-	(785)	(50)	-	-	(835)	(766)	(766)
After effect of change	111	3,095	694	12	322	4,234	3,901	3,901
Additions	6	398	130	1	14	549	618	1,117
Amortisation to the income statement:
Operating profit	(10)	(179)	(97)	(2)	(23)	(311)	(385)	(792)
Amortisation related to short-term fluctuations in investment returns	-	80	-	-	-	80	68	287
	(10)	(99)	(97)	(2)	(23)	(231)	(317)	(505)
Exchange differences	-	(28)	(8)	-	(2)	(38)	(71)	(2)
Change in shadow DAC related to movement in unrealised appreciation of Jackson's securities classified as available-for-sale	-	(181)	-	-	-	(181)	(71)	(275)
Disposals	-	-	-	-	-	-	-	(2)
Balance at end of period	107	3,185	719	11	311	4,333	4,060	4,234
* The 2011 comparative results have been adjusted from those previously published for the retrospective application of the improvement in accounting policy described in note B.

**    In the second half of 2011, the Group made a reclassification of computer software from tangible assets to other intangible assets. Accordingly, for the 30 June 2011 position, computer software with a net book value of £56 million has been transferred from tangible assets (as previously published) to other intangible assets. This is only a presentational adjustment with no impact on the Group's results or shareholders' equity.

Note
(i) The DAC amount in respect of US insurance operations comprises amounts in respect of:

	30 Jun 2012	30 Jun 2011*	31 Dec 2011*
	£m	£m	£m
Variable annuity business	3,287	2,451	2,960
Other business	794	962	855
Cumulative shadow DAC (for unrealised gains/losses booked in other comprehensive income)	(896)	(491)	(720)
Total DAC for US operations	3,185	2,922	3,095
* The 2011 comparative results have been adjusted from those previously published for the retrospective application of the improvement in accounting policy described in note B.

Overview of the deferral and amortisation of acquisition costs for Jackson
Under IFRS 4, the Group applies 'grandfathered' US GAAP for measuring the insurance assets and liabilities of Jackson. In the case of Jackson term business, acquisition costs are deferred and amortised in line with expected premiums. For annuity and interest-sensitive life business, acquisition costs are deferred and amortised in line with a combination of historical and future expected gross profits on the relevant contracts. For fixed and indexed annuity and interest-sensitive life business, the key assumption is the long-term spread between the earned rate on investments and the rate credited to policyholders, which is based on an annual spread analysis. Expected gross profits also depend on mortality assumptions, assumed unit costs and terminations other than deaths (including the related charges), all of which are based on a combination of actual experience of Jackson, industry experience and future expectations. A detailed analysis of actual mortality, lapse, and expense experience is performed using internally developed experience studies.

As with fixed and indexed annuity and interest-sensitive life business, acquisition costs for Jackson's variable annuity products are amortised in line with the emergence of profits. The measurement of the amortisation in part reflects current period fees (including those for guaranteed minimum death, income, or withdrawal benefits) earned on assets covering liabilities to policyholders, and the historical and expected level of future gross profits which depends on the assumed level of future fees, as well as components related to mortality, lapse, and expense.

Change of accounting policy

As explained in note B, the Company has adopted the US Financial Accounting Standards Board requirements in EITF Update No 2010-26 on 'Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts' from 1 January 2012 into Prudential's Group IFRS reporting for the results of Jackson and those Asia operations whose IFRS insurance assets and liabilities are measured principally by reference to US GAAP principles. Under the Update insurers are required to capitalise only those incremental costs directly relating to acquiring a contract from 1 January 2012. For Group IFRS reporting the Company has chosen to apply this new basis retrospectively for the results of these operations.

On application of the new policy for Jackson the deferred costs balance for business in force at 31 December 2011 was retrospectively reduced from £3,880 million to £3,095 million.

Mean reversion technique

Under US GAAP (as 'grandfathered' under IFRS 4) the projected gross profits, against which  acquisition costs are amortised, reflect an assumed long-term level of equity return which, for Jackson, is 8.4 per cent after deduction of net external fund management fees. This is applied to the period end level of separate account assets after application of a mean reversion technique that removes a portion of the effect of levels of short-term variability in current market returns.

Under the mean reversion technique applied by Jackson, the projected level of return for each of the next five years is adjusted from period to period so that in combination with the actual rates of return for the preceding two years and the current year, the 8.4 per cent annual return is realised on average over the entire eight-year period. Projected returns after the mean reversion period revert back to the 8.4 per cent assumption.

However, to ensure that the methodology does not over anticipate a reversion to trend following adverse markets, the mean reversion technique has a cap and floor feature whereby the projected returns in each of the next five years can be no more than 15 per cent per annum and no less than 0 per cent per annum (both after deduction of net external fund management fees) in each year. The capping feature was relevant in late 2008, 2009 and 2010 due to the very sharp market falls in 2008. Notwithstanding this capping feature the mean reversion technique gave rise to a benefit in 2008 of £110 million. This benefit was effectively 'paid back' under the mean reversion technique through charges for accelerated amortisation in 2011, as discussed below.

At 31 December 2011, the projected rate of return for the next five years was less than 8.4 per cent. If Jackson had not applied the mean reversion methodology and had instead applied a constant 8.4 per cent from asset values at 31 December 2011, the Jackson DAC balance would have increased by approximately £30 million from £ 3,095 million to £ 3,125 million.

Sensitivity of amortisation charge

The amortisation charge to the income statement is reflected in operating profit and short-term fluctuations in investment returns. The amortisation charge to the operating profit in a reporting period comprises:

i)       a core amount that reflects a relatively stable proportion of underlying profits; and

ii)      an element of acceleration or deceleration arising from market movements differing from expectations.

In periods where the cap and floor feature of the mean reversion technique are not relevant, the technique operates to dampen the second element above. Nevertheless, extreme market movements can cause material acceleration or deceleration of amortisation in spite of this dampening effect.

Further, in those periods where the cap or floor is relevant, the mean reversion technique provides no further dampening and additional volatility may result.

Half year and full year 2011

In half and full year 2011, the DAC amortisation charge to operating profit included £66 million and £190 million of accelerated amortisation respectively. These amounts reflected the combined effect of:

(i) The separate account performance in the periods (half year 2011: 4 per cent; full year 2011: negative 4 per cent, net of all fees) as it compared with the assumed level for the period; and

(ii)     The reduction in the previously assumed future rates of return for the upcoming 5 years from 15 per cent, to a level nearer the middle of the corridor (of 0 per cent and 15 per cent), so that in combination with the historical returns, the 8-year average in the mean reversion calculation was the 8.4 per cent assumption.

The reduction in assumed future rates reflected in large part the elimination from the calculation in 2011, of the 2008 negative returns. Setting aside other complications and the growth in the book, the 2011 accelerated amortisation can be broadly equated as 'paying back' the benefit experienced in 2008.

Half year 2012

In half year 2012, the DAC amortisation charge to operating profit was determined after including a credit for decelerated amortisation of £25 million. This amount primarily reflects the separate account performance of 5 per cent, net of all fees, over the assumed level for the period.

Full year 2012
The sensitivity for the full year 2012 remains broadly the same as previously published with the 2011 full year results, namely that on the assumption that market returns for 2012 are within the range of negative 15 per cent to positive 15 per cent, the estimated effect on the amortisation charge, is a range from acceleration of £100 million to deceleration of £100 million.

R Valuation bases for Group assets

The accounting carrying values of the Group's assets reflect the requirements of IFRS. For financial investments the basis of valuation reflects the Group's application of IAS 39 'Financial Instruments: Recognition and Measurement' as described further below. The basis applied for the assets section of the statement of financial position at 30 June 2012 is summarised below:

	30 June 2012			30 June 2011*			31 December 2011*
	At fair value	Cost/ Amortised cost note (i)	Total	At fair value	Cost/ Amortised cost note (i)	Total	At fair value	Cost/ Amortised cost note (i)	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Intangible assets attributable to shareholders:
Goodwill note P	-	1,467	1,467	-	1,469	1,469	-	1,465	1,465
Deferred acquisition costs and other intangible assets note Q	-	4,333	4,333	-	4,060	4,060	-	4,234	4,234
Total	-	5,800	5,800	-	5,529	5,529	-	5,699	5,699
Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries for venture fund and other investment purposes	-	178	178	-	169	169	-	178	178
Deferred acquisition costs and other intangible assets	-	84	84	-	93	93		89	89
Total	-	262	262	-	262	262	-	267	267
Total	-	6,062	6,062	-	5,791	5,791	-	5,966	5,966
Other non-investment and non-cash assets:
Property, plant and equipment	-	798	798	-	705	705	-	748	748
Reinsurers' share of insurance contract liabilities	-	1,703	1,703	-	1,334	1,334	-	1,647	1,647
Deferred tax assets note K	-	2,179	2,179	-	2,120	2,120	-	2,276	2,276
Current tax recoverable	-	308	308	-	384	384	-	546	546
Accrued investment income	-	2,713	2,713	-	2,460	2,460	-	2,710	2,710
Other debtors	-	1,827	1,827		1,638	1,638	-	987	987
Total	-	9,528	9,528	-	8,641	8,641	-	8,914	8,914
Investments of long-term business and other operations:note (ii)
Investment properties	10,822	-	10,822	10,965	-	10,965	10,757	-	10,757
Investments accounted for using the equity method	-	112	112	-	71	71	-	70	70
Loans note S	285	9,696	9,981	245	8,772	9,017	279	9,435	9,714
Equity securities and portfolio holdings in unit trusts	90,542	-	90,542	91,037	-	91,037	87,349	-	87,349
Debt securities note T	128,269	-	128,269	117,213	-	117,213	124,498	-	124,498
Other investments	8,143	-	8,143	6,121	-	6,121	7,509	-	7,509
Deposits	-	12,429	12,429	-	10,858	10,858	-	10,708	10,708
Total	238,061	22,237	260,298	225,581	19,701	245,282	230,392	20,213	250,605
Properties held for sale	-	-	-	394	-	394	3	-	3
Cash and cash equivalents	-	6,737	6,737	-	8,589	8,589	-	7,257	7,257
Total assets	238,061	44,564	282,625	225,975	42,722	268,697	230,395	42,350	272,745
Percentage of Group total assets	84%	16%	100%	84%	16%	100%	84%	16%	100%
* The 2011 comparative results have been adjusted from those previously published for the retrospective application of the improvement in accounting policy described in note B.

Notes

(i)      Assets carried at cost or amortised cost are subject to impairment testing where appropriate under IFRS requirements. This category also includes assets which are valued by reference to specific IFRS standards such as reinsurers' share of insurance contract liabilities, deferred tax assets and investments accounted for under the equity method.

(ii) Realised gains and losses on the Group's investments for half year 2012 amounted to a net gain of £3.6 billion (half year 2011: £2.5 billion; full year 2011: £4.3 billion).

Determination of fair value

The fair values of the financial assets and liabilities of the Group have been determined on the following bases.

The fair values of the financial instruments for which fair valuation is required under IFRS are determined by the use of current market bid prices for exchange-quoted investments, or by using quotations from independent third-parties, such as brokers and pricing services or by using appropriate valuation techniques. Investments valued using valuation techniques include financial investments which by their nature do not have an externally quoted price based on regular trades, and financial investments for which markets are no longer active as a result of market conditions eg market illiquidity. The valuation techniques used include comparison to recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, option adjusted spread models and, if applicable, enterprise valuation. These techniques may include a number of assumptions relating to variables such as credit risk and interest rates. Changes in assumptions relating to these variables could positively or negatively impact the reported fair value of these instruments. When determining the inputs into the valuation techniques used priority is given to publicly available prices from independent sources when available, but overall the source of pricing is chosen with the objective of arriving at a fair value measurement which reflects the price at which an orderly transaction would take place between market participants on the measurement date.

The fair value estimates are made at a specific point in time, based upon available market information and judgments about the financial instruments, including estimates of the timing and amount of expected future cash flows and the credit standing of counterparties. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Group's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realisation of unrealised gains or losses from selling the financial instrument being fair valued. In some cases the disclosed value cannot be realised in immediate settlement of the financial instrument.

The loans and receivables have been shown net of provisions for impairment. The fair value of loans has been estimated from discounted cash flows expected to be received. The rate of discount used was the market rate of interest.

The estimated fair value of derivative financial instruments reflects the estimated amount the Group would receive or pay in an arm's length transaction. This amount is determined using quoted prices if exchange listed, quotations from independent third-parties or valued internally using standard market practices. In accordance with the Group's risk management framework, all internally generated valuations are subject to assessment against external counterparties' valuations.

The fair value of other financial liabilities is determined using discounted cash flows of the amounts expected to be paid.

Level 1, 2 and 3 fair value measurement hierarchy of Group financial instruments

The table below includes financial instruments carried at fair value analysed by level of the IFRS 7 'Financial Instruments: Disclosures' defined fair value hierarchy. This hierarchy is based on the inputs to the fair value measurement and reflects the lowest level input that is significant to that measurement.

The classification criteria and its application to Prudential can be summarised as follows:

Level 1 - quoted prices (unadjusted) in active markets for identical assets and liabilities

Level 1 includes financial instruments where there is clear evidence that the valuation is based on a quoted publicly traded price in an active market (eg exchange listed equities, mutual funds with quoted prices and exchange traded derivatives).

Level 2 - inputs other than quoted prices included within level 1 that are observable either directly (ie as prices) or indirectly (ie derived from prices)

Level 2 includes investments where a direct link to an actively traded price is not readily apparent, but which are valued using inputs which are largely observable either directly (ie as prices) or indirectly (ie derived from prices). A significant proportion of the Group's level 2 assets are corporate bonds, structured securities and other non-national government debt securities. These assets, in line with market practice, are generally valued using independent pricing services or third-party broker quotes. These valuations are determined using independent external quotations from multiple sources and are subject to a number of monitoring controls, such as monthly price variances, stale price reviews and variance analysis on prices achieved on subsequent trades.

Pricing services, where available, are used to obtain the third-party broker quotes. Where pricing services providers are used, a single valuation is obtained and applied.

When prices are not available from pricing services, quotes are sourced directly from brokers. Prudential seeks to obtain a number of quotes from different brokers so as to obtain the most comprehensive information available on their executability. Where quotes are sourced directly from brokers, the price used in the valuation is normally selected from one of the quotes based on a number of factors, including the timeliness and regularity of the quotes and the accuracy of the quotes considering the spreads provided. The selected quote is the one which best represents an executable quote for the security at the measurement date.

Generally, no adjustment is made to the prices obtained from independent third parties. Adjustment is made in only limited circumstances, where it is determined that the third-party valuations obtained do not reflect fair value (eg either because the value is stale and/or the values are extremely diverse in range). These are usually securities which are distressed or that could be subject to a debt restructure or where reliable market prices are no longer available due to an inactive market or market dislocation. In these instances, prices are derived using internal valuation techniques including those as described above in this note with the objective of arriving at a fair value measurement which reflects the price at which an orderly transaction would take place between market participants on the measurement date. The techniques used require a number of assumptions relating to variables such as credit risk and interest rates. Examples of such variables include an average credit spread based on the corporate bond universe and the relevant duration of the asset being valued. Prudential measures the input assumptions based on the best available information at the measurement dates. Securities valued in such manner are classified as level 3 where these significant inputs are not based on observable market data.

Of the total level 2 debt securities of £97,052 million at 30 June 2012 (30 June 2011: £89,051 million; 31 December 2011: £94,378 million), £7,287 million are valued internally (30 June 2011: £6,644 million; 31 December 2011: £6,847 million). The majority of such securities are valued using matrix pricing, which is based on assessing the credit quality of the underlying borrower to derive a suitable discount rate relative to government securities of a comparable duration. Under matrix pricing, the debt securities are priced taking the credit spreads on comparable quoted public debt securities and applying these to the equivalent debt instruments factoring in a specified liquidity premium. The majority of the parameters used in this valuation technique are readily observable in the market and, therefore, are not subject to interpretation.

Level 3 - Significant inputs for the asset or liability that are not based on observable market data (unobservable inputs)

Level 3 includes investments which are internally valued or subject to a significant number of unobservable assumptions (eg private equity funds and certain derivatives which are bespoke or long dated).

At 30 June 2012 the Group held £4,863 million (30 June 2011: £4,423 million; 31 December 2011: £4,565 million), 2 per cent of the fair valued financial investments, net of derivative liabilities (30 June 2011: 2 per cent; 31 December 2011: 2 per cent), within level 3. Of these amounts £3,971 million (30 June 2011: £3,723 million; 31 December 2011: £3,732 million) was held by the Group's participating funds and therefore shareholders' profit and equity are not impacted by movements in the valuation of these financial instruments. At 30 June 2012, the £3,971 million (30 June 2011: £3,723 million; 31 December 2011: £3,732 million) represented 4.6 per cent (30 June 2011: 4.3 per cent; 31 December 2011: 4.3 per cent) of the total fair valued financial instruments, net of derivative liabilities of the participating funds.

Of the £861 million level 3 fair valued financial investments, net of derivative liabilities at 30 June 2012 (30 June 2011: £699 million; 31 December 2011: £800 million), which support non-linked shareholder-backed business (representing 1.4 per cent of the total fair valued financial investments net of derivative liabilities backing this business (30 June 2011: 1.2 per cent; 31 December 2011: 1.3 per cent)), £819 million of net assets are externally valued and £42 million are internally valued (30 June 2011: net assets of £745 million and net liabilities of £(46) million respectively; 31 December 2011: net assets of £757 million and £43 million respectively). These level 3 internal valuations, which represent 0.1 per cent of the total fair valued financial investments net of derivative liabilities supporting non-linked shareholder-backed business at 30 June 2012 (30 June 2011: (0.1) per cent; 31 December 2011: 0.1 per cent), are inherently more subjective than the external valuations.

Transfers between levels

During half year 2012, the transfers between levels within the Group's portfolio were primarily transfers from level 1 to 2 of £263 million and from level 3 to 2 of £145 million. These transfers which relate to equity securities and debt securities arose to reflect the change in the observability of the inputs used in valuing these securities.

	30 June 2012
	Level 1	Level 2	Level 3	Total
	£m	£m	£m	£m
Analysis of financial investments, net of derivative liabilities by business type
With-profits
Equity securities and portfolio holdings in unit trusts	21,543	1,388	475	23,406
Debt securities	14,549	43,849	532	58,930
Other investments (including derivative assets)	295	1,405	2,964	4,664
Derivative liabilities	(41)	(1,410)	-	(1,451)
Total financial investments, net of derivative liabilities	36,346	45,232	3,971	85,549
Percentage of total	42%	53%	5%	100%
Unit-linked and variable annuity separate account
Equity securities and portfolio holdings in unit trusts	65,845	183	22	66,050
Debt securities	3,843	5,210	9	9,062
Other investments (including derivative assets)	45	80	-	125
Derivative liabilities	(8)	(9)	-	(17)
Total financial investments, net of derivative liabilities	69,725	5,464	31	75,220
Percentage of total	93%	7%	0%	100%
Non-linked shareholder-backed
Loans	-	285	-	285
Equity securities and portfolio holdings in unit trusts	1,002	11	73	1,086
Debt securities	12,069	47,993	215	60,277
Other investments (including derivative assets)	32	2,548	774	3,354
Derivative liabilities	(132)	(1,651)	(201)	(1,984)
Total financial investments, net of derivative liabilities	12,971	49,186	861	63,018
Percentage of total	21%	78%	1%	100%

Group total analysis, including other financial liabilities held at fair value
Group total
Loans	-	285	-	285
Equity securities and portfolio holdings in unit trusts	88,390	1,582	570	90,542
Debt securities	30,461	97,052	756	128,269
Other investments (including derivative assets)	372	4,033	3,738	8,143
Derivative liabilities	(181)	(3,070)	(201)	(3,452)
Total financial investments, net of derivative liabilities	119,042	99,882	4,863	223,787
Borrowings attributable to the with-profits fund held at fair value	-	(41)	-	(41)
Investment contract liabilities without discretionary participation features held at fair value	-	(15,221)	-	(15,221)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(2,779)	(466)	(533)	(3,778)
Other financial liabilities held at fair value	-	(311)	-	(311)
Total	116,263	83,843	4,330	204,436
Percentage of total	57%	41%	2%	100%

	30 June 2011
	Level 1	Level 2	Level 3	Total
	£m	£m	£m	£m
Analysis of financial investments, net of derivative liabilities by business type
With-profits
Equity securities and portfolio holdings in unit trusts	28,379	1,269	361	30,009
Debt securities	12,673	40,755	721	54,149
Other investments (including derivative assets)	133	1,228	2,688	4,049
Derivative liabilities	(40)	(895)	(47)	(982)
Total financial investments, net of derivative liabilities	41,145	42,357	3,723	87,225
Percentage of total	47%	49%	4%	100%
Unit-linked and variable annuity separate account
Equity securities and portfolio holdings in unit trusts	60,132	13	-	60,145
Debt securities	4,148	4,577	1	8,726
Other investments (including derivative assets)	16	96	-	112
Derivative liabilities	-	-	-	-
Total financial investments, net of derivative liabilities	64,296	4,686	1	68,983
Percentage of total	93%	7%	0%	100%
Non-linked shareholder-backed
Loans	-	245	-	245
Equity securities and portfolio holdings in unit trusts	755	23	105	883
Debt securities	10,385	43,719	234	54,338
Other investments (including derivative assets)	52	1,298	610	1,960
Derivative liabilities	(36)	(1,117)	(250)	(1,403)
Total financial investments, net of derivative liabilities	11,156	44,168	699	56,023
Percentage of total	20%	79%	1%	100%

Group total analysis, including other financial liabilities held at fair value
Group total
Loans	-	245	-	245
Equity securities and portfolio holdings in unit trusts	89,266	1,305	466	91,037
Debt securities	27,206	89,051	956	117,213
Other investments (including derivative assets)	201	2,622	3,298	6,121
Derivative liabilities	(76)	(2,012)	(297)	(2,385)
Total financial investments, net of derivative liabilities	116,597	91,211	4,423	212,231
Borrowings attributable to the with-profits fund held at fair value	-	(71)	-	(71)
Investment contract liabilities without discretionary participation features held at fair value	-	(14,708)	-	(14,708)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(1,773)	(980)	(450)	(3,203)
Total	114,824	75,452	3,973	194,249
Percentage of total	59%	39%	2%	100%

	31 December 2011
	Level 1	Level 2	Level 3	Total
	£m	£m	£m	£m
Analysis of financial investments, net of derivative liabilities by business type
With-profits
Equity securities and portfolio holdings in unit trusts	24,001	1,762	284	26,047
Debt securities	13,298	43,279	655	57,232
Other investments (including derivative assets)	252	1,378	2,793	4,423
Derivative liabilities	(214)	(1,127)	-	(1,341)
Total financial investments, net of derivative liabilities	37,337	45,292	3,732	86,361
Percentage of total	43%	53%	4%	100%
Unit-linked and variable annuity separate account
Equity securities and portfolio holdings in unit trusts	59,662	198	30	59,890
Debt securities	4,160	4,698	3	8,861
Other investments (including derivative assets)	18	95	-	113
Derivative liabilities	(2)	(7)	-	(9)
Total financial investments, net of derivative liabilities	63,838	4,984	33	68,855
Percentage of total	93%	7%	0%	100%
Non-linked shareholder-backed
Loans	-	279	-	279
Equity securities and portfolio holdings in unit trusts	1,175	176	61	1,412
Debt securities	11,753	46,401	251	58,405
Other investments (including derivative assets)	30	2,237	706	2,973
Derivative liabilities	(78)	(1,408)	(218)	(1,704)
Total financial investments, net of derivative liabilities	12,880	47,685	800	61,365
Percentage of total	21%	78%	1%	100%

Group total analysis, including other financial liabilities held at fair value
Group total
Loans	-	279	-	279
Equity securities and portfolio holdings in unit trusts	84,838	2,136	375	87,349
Debt securities	29,211	94,378	909	124,498
Other investments (including derivative assets)	300	3,710	3,499	7,509
Derivative liabilities	(294)	(2,542)	(218)	(3,054)
Total financial investments, net of derivative liabilities	114,055	97,961	4,565	216,581
Borrowings attributable to the with-profits fund held at fair value	-	(39)	-	(39)
Investment contract liabilities without discretionary participation features held at fair value	-	(15,056)	-	(15,056)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(2,586)	(805)	(449)	(3,840)
Other financial liabilities held at fair value	-	(281)	-	(281)
Total	111,469	81,780	4,116	197,365
Percentage of total	57%	41%	2%	100%

S Loans portfolio

Loans are accounted for at amortised cost net of impairment except for certain mortgage loans of the UK insurance operations which have been designated at fair value through profit and loss as this loan portfolio is managed and evaluated on a fair value basis. The amounts included in the statement of financial position are analysed as follows:

	30 Jun 2012	30 Jun 2011	31 Dec 2011
	£m	£m	£m
Insurance operations
UKnote(i)	3,435	2,401	3,115
USnote (ii)	4,168	4,062	4,110
Asianote (iii)	1,171	1,283	1,233
Asset management operations
M&Gnote (iv)	1,207	1,271	1,256
Total	9,981	9,017	9,714

Notes
(i) UK insurance operations
   The loans of the Group's UK insurance operations comprise:

	30 Jun 2012	30 Jun 2011	31 Dec 2011
	£m	£m	£m
SAIF and PAC WPSF
Mortgage loans*	1,282	269	1,036
Policy loans	18	22	20
Other loans**	840	1,031	917
Total PAC WPSF loans	2,140	1,322	1,973
Shareholder-backed
Mortgage loans*	1,290	1,075	1,137
Other loans	5	4	5
Total shareholder-backed loans	1,295	1,079	1,142
Total UK insurance operations loans	3,435	2,401	3,115

*    The mortgage loans are collateralised by properties. £1,161 million of the £1,290 million held for shareholder-backed business relate to lifetime (equity release) mortgage business which have an average loan to property value of 29 per cent.

** Other loans held by the PAC WPSF are all commercial loans and comprise mainly syndicated loans.

(ii) US insurance operations
   The loans of the Group's US insurance operations comprise:
	30 Jun 2012	30 Jun 2011	31 Dec 2011
	£m	£m	£m
Mortgage loans†	3,623	3,525	3,559
Policy loans‡	545	536	551
Other loans	-	1	-
Total US insurance operations loans	4,168	4,062	4,110

†   All of the mortgage loans are commercial mortgage loans which are collateralised by properties. The property types are mainly industrial, multi-family residential, suburban office, retail and hotel. The breakdown by property type is as follows:

	30 Jun 2012	30 Jun 2011	31 Dec 2011
	%	%	%
Industrial	27	27	28
Multi-family residential	24	23	23
Office	19	19	19
Retail	19	20	19
Hotels	11	10	11
Other	-	1	-
	100	100	100

The US insurance operations' commercial mortgage loan portfolio has an average loan size of £6.7 million (30 June 2011: £6.3 million; 31 December 2011: £6.6 million). The portfolio has a current estimated average loan to value of 66 per cent (30 June 2011: 72 per cent; 31 December 2011: 68 per cent) which provides significant cushion to withstand substantial declines in value.

At 30 June 2012, Jackson had mortgage loans with a carrying value of £84 million where the contractual terms of the agreements had been restructured. In addition to the regular impairment review afforded all loans in the portfolio, restructured loans are also reviewed for impairment. An impairment will be recorded if the expected cash flows under the newly restructured terms discounted at the original yield (the pre-structured interest rate) are below the carrying value of the loan.

‡ The policy are fully secured by individual life insurance policies or annuity policies. These loans are accounted for at amortised cost, less any impairment.

(iii) Asia insurance operations
The loans of the Group's Asia insurance operations comprise:

	30 Jun 2012	30 Jun 2011	31 Dec 2011
	£m	£m	£m
Mortgage loans‡	34	31	31
Policy loans‡	593	544	572
Other loans‡‡	544	708	630
Total Asia insurance operations loans	1,171	1,283	1,233
‡ The mortgage and policy loans are secured by properties and life insurance policies respectively.
‡‡ The majority of the other loans are commercial loans held by the operation in Malaysia and which are all investment graded by two local rating agencies.

(iv) M&G
   The M&G loans relate to loans and receivables managed by Prudential Capital. These assets are generally secured but have no external credit ratings. Internal ratings prepared by the Group's asset management operations, as part of the risk management process, are:

	30 Jun 2012	30 Jun 2011	31 Dec 2011
	£m	£m	£m
Loans and receivables internal ratings:
A+ to A-	108	29	129
BBB+ to BBB-	980	943	1,000
BB+ to BB-	89	255	89
B+ to B-	30	44	38
Total M&G loans	1,207	1,271	1,256

All loans in the portfolio are currently paying interest on scheduled coupon dates and no interest due has been capitalised or deferred. All loans are in compliance with their covenants at 30 June 2012. The loans in the portfolio generally have ratchet mechanisms included within the loan agreements at inception so that margins increase over time to encourage early repayment or have had margins increased to reflect revised commercial terms.

T Debt securities portfolio

Debt securities are carried at fair value. The amounts included in the statement of financial position are analysed as follows, with further information relating to the credit quality of the Group's debt securities at 30 June 2012 provided in the notes below.

	30 Jun 2012	30 Jun 2011	31 Dec 2011
	£m	£m	£m
Insurance operations
UK note(i)	79,900	74,818	77,953
US note (ii)	27,061	25,286	27,022
Asia note (iii)	19,433	15,357	17,681
Asset management operationsnote (iv)	1,875	1,752	1,842
Total	128,269	117,213	124,498

Notes
(i)	UK insurance operations

		PAC-with-profits sub-fund			Other funds and subsidiaries			UK insurance operations
	Scottish Amicable Insurance Fund	Excluding Prudential Annuities Limited	Prudential Annuities Limited	Total	Unit-linked assets	PRIL	Other annuity and long-term business	30 Jun 2012 Total	30 Jun 2011 Total	31 Dec 2011 Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
S&P - AAA	464	4,235	496	4,731	611	2,886	455	9,147	11,642	9,928
S&P - AA+ to AA-	544	3,827	714	4,541	737	3,009	343	9,174	7,040	8,647
S&P - A+ to A-	1,109	10,893	1,303	12,196	1,743	6,382	846	22,276	21,437	21,474
S&P - BBB+ to BBB-	899	9,255	656	9,911	1,224	3,783	607	16,424	12,775	15,746
S&P - Other	241	2,176	59	2,235	152	254	38	2,920	3,080	3,175
	3,257	30,386	3,228	33,614	4,467	16,314	2,289	59,941	55,974	58,970

Moody's - Aaa	262	2,510	1,227	3,737	1,186	2,412	691	8,288	7,898	7,945
Moody's - Aa1 to Aa3	37	340	85	425	109	429	87	1,087	687	651
Moody's - A1 to A3	39	473	62	535	52	428	53	1,107	772	1,008
Moody's - Baa1 to Baa3	52	539	164	703	99	321	41	1,216	1,001	1,030
Moody's - Other	13	170	8	178	41	29	7	268	404	242
	403	4,032	1,546	5,578	1,487	3,619	879	11,966	10,762	10,876
Fitch	21	208	77	285	31	164	19	520	475	492
Other	307	4,058	932	4,990	150	1,922	104	7,473	7,607	7,615
Total debt securities	3,988	38,684	5,783	44,467	6,135	22,019	3,291	79,900	74,818	77,953

Where no external ratings are available, internal ratings produced by the Group's asset management operation, which are prepared on the Company's assessment of a comparable basis to external ratings, are used where possible. The £7,473 million total debt securities held at 30 June 2012 (30 June 2011: £7,607 million; 31 December 2011: £7,615 million) which are not externally rated are either internally rated or unrated. These are analysed as follows:

	30 Jun 2012 £m	30 Jun 2011 £m	31 Dec 2011 £m
Internal ratings or unrated:
AAA to A-	2,847	2,276	2,726
BBB to B-	3,599	3,791	3,773
Below B- or unrated	1,027	1,540	1,116
Total	7,473	7,607	7,615

The majority of unrated debt security investments were held in SAIF and the PAC with-profits fund and relate to convertible debt and other investments which are not covered by ratings analysts nor have an internal rating attributed to them. Of the £2,026 million PRIL and other annuity and long-term business investments which are not externally rated, £6 million were internally rated AAA, £313 million AA, £641 million A, £838 million BBB, £112 million BB and £116 million were internally rated B+ and below or unrated.

(ii)     US insurance operations
US insurance operations held total debt securities with a carrying value of £27,061 million at 30 June 2012 (30 June 2011: £25,286 million; 31 December 2011: £27,022 million). The table below provides information relating to the credit risk of the aforementioned debt securities.

	30 Jun 2012	30 Jun 2011	31 Dec 2011
Summary	£m	£m	£m

Corporate and government security and commercial loans:
Government	2,107	1,758	2,163
Publicly traded and SEC Rule 144A securities	16,724	14,872	16,281
Non-SEC Rule 144A securities	3,263	3,058	3,198
Total	22,094	19,688	21,642
Residential mortgage-backed securities	2,282	2,536	2,591
Commercial mortgage-backed securities	2,129	2,274	2,169
Other debt securities	556	788	620
Total debt securities	27,061	25,286	27,022

The following table summarises the securities detailed above by rating as at 30 June 2012 using Standard and Poor's (S&P), Moody's, Fitch and implicit ratings of mortgage-backed securities (MBS) based on NAIC valuations:

	30 Jun 2012	30 Jun 2011 *	31 Dec 2011
	£m	£m	£m
S&P - AAA	71	3,252	133
S&P - AA+ to AA-	4,187	835	4,476
S&P - A+ to A-	6,767	5,490	6,382
S&P - BBB+ to BBB-	8,516	7,872	8,446
S&P - Other	954	939	999
	20,495	18,388	20,436
Moody's - Aaa	69	110	62
Moody's - Aa1 to Aa3	17	14	15
Moody's - A1 to A3	24	34	29
Moody's - Baa1 to Baa3	63	73	67
Moody's - Other	21	60	17
	194	291	190
Implicit ratings of MBS based on NAIC valuations (see below)
NAIC 1	2,577	2,914	2,577
NAIC 2	114	209	147
NAIC 3-6	289	222	368
	2,980	3,345	3,092
Fitch	220	97	184
Other **	3,172	3,165	3,120
Total debt securities	27,061	25,286	27,022

In the table above, with the exception of some mortgage-backed securities, S&P ratings have been used where available. For securities where S&P ratings are not immediately available, those produced by Moody's and then Fitch have been used as alternatives.

For some mortgage-backed securities within Jackson, the table above includes these securities using the regulatory ratings detail issued by the NAIC. These regulatory ratings levels were established by external third parties (PIMCO for residential mortgage-backed securities and BlackRock Solutions for commercial mortgage-backed securities).

*	The movement in the S&P AAA rated debt securities in the second half of 2011 reflects the downgrade of US Sovereign debt to AA+ in the period.

**	The amounts within 'Other' which are not rated by S&P, Moody's nor Fitch, nor are MBS securities using the revised regulatory ratings, have the following NAIC classifications:

	30 Jun 2012	30 Jun 2011	31 Dec 2011
	£m	£m	£m
NAIC 1	1,279	1,217	1,258
NAIC 2	1,823	1,861	1,792
NAIC 3-6	70	87	70
	3,172	3,165	3,120

(iii) Asia insurance operations

	With-profits business	Unit-linked assets	Other business	30 Jun 2012 Total	30 Jun 2011 Total	31 Dec 2011 Total
	£m	£m	£m	£m	£m	£m
S&P - AAA	605	20	40	665	2,370	1,423
S&P - AA+ to AA-	2,877	84	1,868	4,829	1,981	3,843
S&P - A+ to A-	1,843	582	1,088	3,513	3,070	3,055
S&P - BBB+ to BBB-	1,204	79	366	1,649	1,066	1,451
S&P - Other	1,081	578	765	2,424	1,787	2,137
	7,610	1,343	4,127	13,080	10,274	11,909
Moody's - Aaa	691	233	475	1,399	1,344	1,489
Moody's - Aa1 to Aa3	62	70	10	142	129	128
Moody's - A1 to A3	210	32	62	304	146	304
Moody's - Baa1 to Baa3	139	183	68	390	52	131
Moody's - Other	72	14	14	100	64	59
	1,174	532	629	2,335	1,735	2,111
Fitch	27	18	29	74	146	351
Other	1,664	1,034	1,246	3,944	3,202	3,310
Total debt securities	10,475	2,927	6,031	19,433	15,357	17,681

The following table analyses debt securities of 'Other business' which are not externally rated:

	30 Jun 2012 Total	30 Jun 2011 Total	31 Dec 2011 Total
	£m	£m	£m
Government bonds	352	387	244
Corporate bonds rated as investment grade by local external ratings agencies	854	626	776
Structured deposits issued by banks which are themselves rated, but where the specific deposits are not rated	-	113	-
Other	40	25	45
	1,246	1,151	1,065

(iv) Asset Management Operations
Of the total debt securities at 30 June 2012 of £1,875 million, £1,867 million was held by M&G.
	30 Jun 2012	30 Jun 2011	31 Dec 2011
	£m	£m	£m
M&G
AAA to A- by Standard and Poor's or Aaa rated by Moody's	1,620	1,573	1,547
Other	247	166	287
Total M&G	1,867	1,739	1,834

(v) Group exposure to holdings in asset-backed securities
The Group's exposure to holdings in asset-backed securities, which comprise residential mortgage-backed securities (RMBS), commercial mortgage-backed securities (CMBS), collateralised debt obligations (CDO) funds and other asset-backed securities (ABS), at 30 June 2012 is as follows:

	30 Jun 2012	30 Jun 2011	31 Dec 2011
	£m	£m	£m
Shareholder-backed operations (excluding assets held in unit-linked funds):
UK insurance operations note (a)	1,538	993	1,358
US insurance operations note (b)	4,967	5,598	5,380
Asia insurance operations	172	110	176
Other operations note (d)	622	659	594
	7,299	7,360	7,508
With-profits operations:
UK insurance operations note (a)	5,743	5,602	5,351
Asia insurance operations note (c)	407	263	454
	6,150	5,865	5,805
Total	13,449	13,225	13,313

(a)	UK insurance operations
The UK insurance operations' exposure to asset-backed securities at 30 June 2012 comprises:

	30 Jun 2012	30 Jun 2011	31 Dec 2011
	£m	£m	£m
Shareholder-backed business (2012: 37% AAA, 12% AA)*	1,538	993	1,358
With-profits operations (2012: 61% AAA, 8% AA)**	5,743	5,602	5,351
Total	7,281	6,595	6,709

*	All of the exposure of the shareholder-backed business relates to the UK market and primarily relates to investments held by PRIL.
**
Of the £5,743 million exposure of the with-profits operations at 30 June 2012 (30 June 2011: £5,602 million; 31 December 2011; £5,351 million), £1,683 million (30 June 2011: £1,242 million; 31 December 2011: £1,314 million) relates to exposure to the US markets and with the remaining exposure being primarily to the UK market.

(b)	US insurance operations
US insurance operations' exposure to asset-backed securities at 30 June 2012 comprises:

	30 Jun 2012	30 Jun 2011	31 Dec 2011
	£m	£m	£m
RMBS Sub-prime (2012: 21% AAA, 3% AA)**	213	218	207
Alt-A (2012: 12% AAA, 4% AA)	281	390	310
Prime including agency (2012: 3% AAA, 77% AA)	1,788	1,928	2,074
CMBS (2012: 36% AAA, 10% AA)**	2,129	2,274	2,169
CDO funds (2012: 0% AAA, 1% AA)*, including £nil exposure to sub-prime	37	107	44
Other ABS (2012: 16% AAA, 18% AA), including £6.4 million exposure to sub-prime	519	681	576
Total	4,967	5,598	5,380
* Including the Group's economic interest in Piedmont and other consolidated CDO funds.
** MBS ratings refer to the ratings implicit within NAIC risk-based capital valuation see note C (a).

(c)	Asia insurance operations
The Asia insurance operations' exposure to asset-backed securities is primarily held by the with-profits operations.

The £407 million (30 June 2011: £263 million; 31 December 2011: £454 million) asset-backed securities exposure of the Asia with-profits operations comprises:

	30 Jun 2012	30 Jun 2011	31 Dec 2011
	£m	£m	£m
CMBS	124	88	149
CDO funds and ABS	283	175	305
Total	407	263	454

The £407 million includes £332 million (30 June 2011: £176 million; 31 December 2011: £398 million) held by investment funds consolidated under IFRS in recognition of the control arrangements for those funds and include an amount not owned by the Group with a corresponding liability of £22 million (30 June 2011: £7 million; 31 December 2011: £20 million) on the statement of financial position for net asset value attributable to external unit-holders in respect of these funds, which are non-recourse to the Group. Of the £407 million, 61 per cent (30 June 2011: 52 per cent; 31 December 2011: 75 per cent) are investment graded by Standard and Poor's.

(d)	Other operations
Other operations' exposure to asset-backed securities at 30 June 2012 is held by Prudential Capital and comprises:

	30 Jun 2012	30 Jun 2011	31 Dec 2011
	£m	£m	£m
RMBS: Prime (2012: 92% AAA, 4% AA)	363	340	340
CMBS (2012: 30% AAA, 14% AA)	132	185	146
CDO funds and other ABS - all without sub-prime exposure (2012: 99% AAA)	127	134	108
Total	622	659	594

vi     Group sovereign debt exposure

The exposure of the Group's shareholder and with-profits funds to sovereign debt (including credit default swaps that are referenced to sovereign debt) at 30 June 2012 is as follows:

	30 Jun 2012		31 Dec 2011
	Shareholder sovereign debt	With-profits sovereign debt	Shareholder sovereign debt	With-profits sovereign debt
	£m	£m	£m	£m
Continental Europe
Italy	44	54	43	52
Spain	1	36	1	33
	45	90	44	85
Germany	463	530	598	602
Other Europe (principally Isle of Man and Belgium)	58	47	48	62
	566	667	690	749
United Kingdom	3,323	2,303	3,254	2,801
United States	2,365	3,305	2,448	2,615
Other, predominantly Asia	2,888	341	2,850	332
Total	9,142	6,616	9,242	6,497

Sovereign debt represented 15 per cent or £9.1 billion of the debt portfolio backing shareholder business at 30 June 2012 (31 December 2011: 16 per cent or £9.2 billion). 43 per cent of this was rated AAA and 91 per cent investment grade (31 December 2011: 43 per cent AAA, 94 per cent investment grade). At 30 June 2012, the Group's total holding in continental Europe shareholder sovereign debt fell from £690 million at 31 December 2011 to £566 million, principally due to a reduction in the level of German debt held from £598 million to £463 million. Of the total £566 million debt, 82 per cent was AAA rated (31 December 2011: 87 per cent AAA rated). Shareholder exposure to the Eurozone sovereigns of Portugal, Italy, Ireland, Greece and Spain (PIIGS) is £45 million (31 December 2011: £44 million). The Group does not have any sovereign debt exposure to Greece, Portugal or Ireland.

Exposure to bank debt securities

The Group held the following direct exposures to bank debt securities of shareholder-backed business at 30 June 2012.

	Bank debt securities - shareholder-backed business
	Senior debt			Subordinated debt
	Covered	Senior	Total senior debt	Tier 2	Tier 1	Total subordinated debt	30 Jun 2012 Total
	£m	£m	£m	£m	£m	£m	£m
Portugal	-	26	26	-	-	-	26
Ireland	-	14	14	-	-	-	14
Italy	-	11	11	56	-	56	67
Greece	-	-	-	-	-	-	-
Spain	137	10	147	42	3	45	192
	137	61	198	98	3	101	299
Austria	-	-	-	10	-	10	10
Belgium	-	-	-	-	-	-	-
France	17	34	51	58	30	88	139
Germany	-	31	31	1	-	1	32
Luxembourg	-	-	-	-	-	-	-
Netherlands	-	11	11	89	66	155	166
United Kingdom	457	182	639	618	101	719	1,358
Total Europe	611	319	930	874	200	1,074	2,004
United States	-	1,434	1,434	382	1	383	1,817
Other, predominantly Asia	20	303	323	339	229	568	891
Total	631	2,056	2,687	1,595	430	2,025	4,712

	Bank debt securities - shareholder-backed business
	Senior debt			Subordinated debt
	Covered	Senior	Total senior debt	Tier 2	Tier 1	Total subordinated debt	31 Dec 2011 Total
	£m	£m	£m	£m	£m	£m	£m
Portugal	-	24	24	-	-	-	24
Ireland	-	13	13	-	-	-	13
Italy	-	11	11	56	14	70	81
Greece	-	-	-	-	-	-	-
Spain	107	11	118	90	2	92	210
	107	59	166	146	16	162	328
Austria	-	-	-	9	-	9	9
Belgium	-	-	-	-	-	-	-
France	2	34	36	78	35	113	149
Germany	-	28	28	1	-	1	29
Luxembourg	-	-	-	-	-	-	-
Netherlands	-	7	7	81	64	145	152
United Kingdom	228	145	373	615	95	710	1,083
Total Europe	337	273	610	930	210	1,140	1,750
United States	-	1,362	1,362	352	2	354	1,716
Other, predominantly Asia	-	246	246	562	33	595	841
Total	337	1,881	2,218	1,844	245	2,089	4,307

In addition to the exposures held by the shareholder-backed business, the Group held the following bank debt securities at 30 June 2012 and 31 December 2011within its with-profits funds.

	Bank debt securities - participating funds
	Senior debt			Subordinated debt
	Covered	Senior	Total senior debt	Tier 2	Tier 1	Total subordinated debt	30 Jun 2012 Total
	£m	£m	£m	£m	£m	£m	£m
Portugal	-	7	7	-	-	-	7
Ireland	5	-	5	-	-	-	5
Italy	-	47	47	49	-	49	96
Greece	-	-	-	-	-	-	-
Spain	157	12	169	5	1	6	175
	162	66	228	54	1	55	283
Austria	-	-	-	-	-	-	-
Belgium	-	-	-	-	-	-	-
France	11	69	80	48	5	53	133
Germany	-	6	6	-	-	-	6
Luxembourg	-	-	-	-	-	-	-
Netherlands	-	133	133	-	4	4	137
United Kingdom	704	435	1,139	753	42	795	1,934
Total Europe	877	709	1,586	855	52	907	2,493
United States	-	1,720	1,720	202	36	238	1,958
Other, predominantly Asia	9	437	446	202	130	332	778
Total	886	2,866	3,752	1,259	218	1,477	5,229

	Bank debt securities - participating funds
	Senior debt			Subordinated debt
	Covered	Senior	Total senior debt	Tier 2	Tier 1	Total subordinated debt	31 Dec 2011 Total
	£m	£m	£m	£m	£m	£m	£m
Portugal	-	7	7	-	-	-	7
Ireland	5	-	5	-	-	-	5
Italy	-	45	45	49	2	51	96
Greece	-	-	-	-	-	-	-
Spain	137	-	137	1	-	1	138
	142	52	194	50	2	52	246
Austria	-	-	-	-	-	-	-
Belgium	-	-	-	-	-	-	-
France	-	80	80	47	17	64	144
Germany	-	7	7	-	-	-	7
Luxembourg	-	7	7	-	-	-	7
Netherlands	-	80	80	14	28	42	122
United Kingdom	319	385	704	772	74	846	1,550
Total Europe	461	611	1,072	883	121	1,004	2,076
United States	-	1,378	1,378	396	278	674	2,052
Other, predominantly Asia	1	384	385	341	20	361	746
Total	462	2,373	2,835	1,620	419	2,039	4,874

U Debt securities of US insurance operations: Valuation basis, accounting presentation of gains and losses and securities in an unrealised loss position

i Valuation basis
Under IAS 39, unless categorised as 'held to maturity' or 'loans and receivables' debt securities are required to be fair valued. Where available, quoted market prices are used. However, where securities do not have an externally quoted price based on regular trades or where markets for the securities are no longer active as a result of market conditions, IAS 39 requires that valuation techniques be applied. IFRS 7 requires classification of the fair values applied by the Group into a three level hierarchy. At 30 June 2012, 0.1 per cent of Jackson's debt securities were classified as level 3 (30 June 2011: 0.1 per cent; 31 December 2011: 0.1 per cent) comprising of fair values where there are significant inputs which are not based on observable market data.

ii Accounting presentation of gains and losses
With the exception of debt securities of US insurance operations classified as 'available-for-sale' under IAS 39, unrealised value movements on the Group's investments are booked within the income statement. For with-profits operations, such value movements are reflected in changes to asset share liabilities to policyholders or the liability for unallocated surplus. For shareholder-backed operations, the unrealised value movements form part of the total return for the year booked in the profit before tax attributable to shareholders. Separately, as noted elsewhere and in note C in this report, and as applied previously, the Group provides an analysis of this profit distinguishing operating profit based on longer-term investment returns and short-term fluctuations in investment returns.

However, for debt securities classified as 'available-for-sale', unless impaired, fair value movements are recognised in other comprehensive income. Realised gains and losses, including impairments, recorded in the income statement are as shown in note F of this report. This classification is applied for most of the debt securities of the Group's US insurance operations.

iii Half year 2012 movements in unrealised gains and losses
In half year 2012 there was a movement in the statement of financial position value for debt securities classified as available-for-sale from a net unrealised gain of £2,057 million to a net unrealised gain of £2,522 million. This increase reflects the effects of lower interest rates. The gross unrealised gain in the statement of financial position increased from £2,303 million at 31 December 2011 to £2,679 million at 30 June 2012, while the gross unrealised loss decreased from £246 million at 31 December 2011 to £157 million at 30 June 2012.

These features are included in the table shown below of the movements in the values of available-for-sale securities.

	30 Jun 2012	Changes in Unrealised appreciation**	Foreign exchange translation	31 Dec 2011
		Reflected as part of movement in comprehensive income
	£m	£m	£m	£m
Assets fair valued at below book value
Book value*	1,670			2,455
Unrealised loss(iv)(a), (b)	(157)	87	2	(246)
Fair value (as included in statement of financial position)	1,513			2,209
Assets fair valued at or above book value
Book value*	22,863			22,504
Unrealised gain	2,679	395	(19)	2,303
Fair value (as included in statement of financial position)	25,542			24,807
Total
Book value*	24,533			24,959
Net unrealised gain (loss)	2,522	482	(17)	2,057
Fair value (as included in statement of financial position)†	27,055			27,016
* Book value represents cost/amortised cost of the debt securities.
** Translated at the average rate of $1.5768: £1.
† Debt securities for US operations included in the statement of financial position at 30 June 2012 and as referred to in note T, comprise:

	30 Jun 2012	31 Dec 2011
	£m	£m
Available-for-sale	27,055	27,016
Consolidated investment funds classified as fair value through profit and loss	6	6
	27,061	27,022

Included within the movement in gross unrealised losses for the debt securities of Jackson of £87 million as shown above was a net decrease in value of £12 million relating to sub-prime and Alt-A securities for which the carrying values are shown in the 'Fair value of securities as a percentage of book value' table below.

iv Debt securities classified as available-for-sale in an unrealised loss position
The following tables show some key attributes of those securities that are in an unrealised loss position at 30 June 2012.

(a) Fair value of securities as a percentage of book value
The following table shows the fair value of the debt securities in a gross unrealised loss position for various percentages of book value:

	30 Jun 2012		31 Dec 2011
	Fair value	Unrealised loss	Fair value	Unrealised loss
	£m	£m	£m	£m
Between 90% and 100%	1,160	(27)	1,829	(60)
Between 80% and 90%	190	(31)	172	(28)
Below 80% note (d)	163	(99)	208	(158)
Total	1,513	(157)	2,209	(246)

Included within the table above are amounts relating to sub-prime and Alt-A securities of:

	30 Jun 2012		31 Dec 2011
	Fair value	Unrealised loss	Fair value	Unrealised loss
	£m	£m	£m	£m
Between 90% and 100%	127	(5)	142	(7)
Between 80% and 90%	50	(9)	58	(11)
Below 80% note(d)	62	(25)	69	(35)
Total	239	(39)	269	(53)

(b) Unrealised losses by maturity of security
	30 Jun 2012	31 Dec 2011
	£m	£m
Less than 1 year	-	-
1 year to 5 years	(2)	(7)
5 years to 10 years	(18)	(28)
More than 10 years	(11)	(28)
Mortgage-backed and other debt securities	(126)	(183)
Total	(157)	(246)

(c) Age analysis of unrealised losses for the years indicated
The following table shows the age analysis of all the unrealised losses in the portfolio by reference to the length of time the securities have been in an unrealised loss position:

	30 Jun 2012			31 Dec 2011
	Non investment grade	Investment grade	Total	Non investment grade	Investment grade	Total
	£m	£m	£m	£m	£m	£m
Less than 6 months	(7)	(15)	(22)	(11)	(31)	(42)
6 months to 1 year	(4)	(6)	(10)	(7)	(8)	(15)
1 year to 2 years	(5)	(3)	(8)	(5)	(1)	(6)
2 years to 3 years	(3)	-	(3)	(7)	(10)	(17)
More than 3 years	(52)	(62)	(114)	(61)	(105)	(166)
Total	(71)	(86)	(157)	(91)	(155)	(246)

At 30 June 2012, the gross unrealised losses in the statement of financial position for the sub-prime and Alt-A securities in an unrealised loss position were £39 million (31 December 2011: £53 million), as shown above in note (a). Of these losses £2 million (31 December 2011: £10 million) relate to securities that have been in an unrealised loss position for less than one year and £37 million (31 December 2011: £43 million) to securities that have been in an unrealised loss position for more than one year.

(d)     Securities whose fair value were below 80 per cent of the book value
As shown in the table (a) above, £99 million of the £157 million of gross unrealised losses at 30 June 2012 (31 December 2011: £158 million of the £246 million of gross unrealised losses) related to securities whose fair value was below 80 per cent of the book value. The analysis of the £99 million (31 December 2011: £158 million), by category of debt securities and by age analysis indicating the length of time for which their fair value was below 80 per cent of the book value, is as follows:

	30 Jun 2012		31 Dec 2011
Category analysis	Fair value	Unrealised loss	Fair value	Unrealised loss
	£m	£m	£m	£m
Residential mortgage-backed securities
Prime (including agency)	27	(10)	38	(16)
Alt - A	11	(3)	12	(3)
Sub-prime	51	(22)	58	(32)
	89	(35)	108	(51)
Commercial mortgage-backed securities.	8	(29)	6	(29)
Other asset-backed securities	53	(31)	65	(58)
Total structured securities	150	(95)	179	(138)
Corporates	13	(4)	29	(20)
Total	163	(99)	208	(158)

The following table shows the age analysis as at 30 June 2012, of the securities whose fair value were below 80 per cent of the book value:

	30 Jun 2012		30 Dec 2011
	Fair value	Unrealised loss	Fair value	Unrealised loss
Age analysis	£m	£m	£m	£m
Less than 3 months	32	(10)	15	(5)
3 months to 6 months	-	-	45	(15)
More than 6 months	131	(89)	148	(138)
	163	(99)	208	(158)

V Net core structural borrowings of shareholder-financed operations

	30 Jun 2012	30 Jun 2011	30 Dec 2011
	£m	£m	£m
Core structural borrowings of shareholder-financed operations:note (i)
Perpetual subordinated capital securities (Innovative Tier 1)note (ii)	1,808	1,764	1,823
Subordinated notes (Lower Tier 2) note (ii)	830	1,280	829
Subordinated debt total	2,638	3,044	2,652
Senior debtnote (iii)
2023	300	300	300
2029	249	249	249
Holding company total	3,187	3,593	3,201
PruCap bank loannote (iv)	250	250	250
Jackson surplus notes (Lower Tier 2)note (ii)	159	155	160
Total (per condensed consolidated statement of financial position)	3,596	3,998	3,611
Less: Holding company cash and short-term investments
(recorded within the condensed consolidated statement of financial position)note (v)	(1,222)	(1,476)	(1,200)
Net core structural borrowings of shareholder-financed operations	2,374	2,522	2,411

Notes

(i)     The maturity profile, currencies and interest rates applicable to the core structural borrowings of shareholder-financed operations of the Group are as detailed in note H13 of the Group's consolidated financial statements for the year ended 31 December 2011. There were no changes in half year 2012 affecting these core structural borrowings.

(ii)    These debt classifications are consistent with the treatment of capital for regulatory purposes, as defined in the FSA handbook. In January 2011, the Company issued US$550 million 7.75 per cent Tier 1 subordinated debt, primarily to retail investors. The proceeds, net of costs, were US$539 million (£340 million) and were used to finance the repayments of the €500 million Tier 2 subordinated debt in December 2011.

         The Group has designated US$2.85 billion (30 June and 31 December 2011: US$2.85 billion) of its Tier 1 subordinated debt as a net investment hedge under IAS 39 to hedge the currency risks related to the net investment in
         Jackson.

(iii) The senior debt ranks above subordinated debt in the event of liquidation.

(iv)   The £250 million PruCap bank loan was made in December 2010 in two tranches: £135 million maturing in June 2014, currently drawn at a cost of twelve month £LIBOR plus 1.2 per cent and £115 million maturing in December
         2012, currently drawn at a cost of twelve month £LIBOR plus 0.99 per cent.

(v) Including central finance subsidiaries.

W Other borrowings

	30 Jun 2012	30 Jun 2011	31 Dec 2011
	£m	£m	£m
Operational borrowings attributable to shareholder-financed operationsnote (i)
Borrowings in respect of short-term fixed income securities programmes	2,568	2,633	2,956
Non-recourse borrowings of US operations	20	34	21
Other borrowings note (ii)	216	245	363
Total	2,804	2,912	3,340
Borrowings attributable to with-profits operations
Non-recourse borrowings of consolidated investment funds	742	1,212	747
£100m 8.5% undated subordinated guaranteed bonds of Scottish Amicable Finance plc	100	100	100
Other borrowings (predominantly obligations under finance leases)	113	128	125
Total	955	1,440	972

Notes

(i)      In addition to the debt listed above, £200 million Floating Rate Notes were issued by Prudential plc in April 2012 which mature in October 2012. These Notes have been wholly subscribed to by a Group subsidiary and accordingly have been eliminated on consolidation in the Group financial statements. These Notes were originally issued in October 2008 and have been reissued upon their maturity.

(ii)     Other borrowings mainly include amounts whose repayment to the lender is contingent upon future surpluses emerging from certain contracts specified under the arrangement. If insufficient surplus emerges on those contracts, there is no recourse to other assets of the Group and the liability is not payable to the degree of shortfall. In addition, other borrowings include senior debt issued through the Federal Home Loan Bank of Indianapolis
          (FHLB) and was secured on collateral posted with FHLB by Jackson.

The Group has chosen to designate as a fair value hedge under IAS 39 certain fixed to floating rate swaps which hedge the fair value interest rate exposure movements of these borrowings.

X Defined benefit pension schemes

The Group asset/liability in respect of defined benefit pension schemes is as follows:

Summary Group position

	PSPS	Other schemes	30 Jun 2012	30 Jun 2011	31 Dec 2011
	£m	£m	£m	£m	£m
Underlying economic surplusnote (ii)	1,416	9	1,425	754	1,543
Less: unrecognised surplus and adjustment for obligation for deficit funding note (ii)	(1,249)	-	(1,249)	(893)	(1,607)
Economic surplus (deficit) (including investment in Prudential insurance policies)note (ii)	167	9	176	(139)	(64)
Attributable to:
PAC with-profits fund	116	(18)	98	(74)	(41)
Shareholder-backed operations	51	27	78	(65)	(23)
Consolidation adjustment against policyholder liabilities for investment in Prudential insurance policies	-	(169)	(169)	(222)	(165)
IAS 19 pension asset (liability) on the Group statement of financial position*	167	(160)	7	(361)	(229)

*    At 30 June 2012, the PSPS' pension asset of £167 million and the other schemes' pension liability of £160 million were included within 'Other debtors' and 'Provisions', respectively on the condensed consolidated statement of financial position. The 2011 comparative liabilities of £361 million and £229 million as at 30 June 2011 and 31 December 2011, respectively were included within 'Provisions'.

The Group business operations operate a number of pension schemes. The largest defined benefit scheme is the principal UK scheme, namely the Prudential Staff Pension Scheme (PSPS). In the UK, the Group also operates two smaller defined benefit schemes for employees in respect of Scottish Amicable and M&G. For all three schemes the projected unit method was used for the most recent full actuarial valuations. There is also a small defined benefit pension scheme in Taiwan.

Defined benefit schemes in the UK are generally required to be subject to full actuarial valuation every three years in order to assess the appropriate level of funding for schemes in relation to their commitments. These valuations include assessments of the likely rate of return on the assets held within the separate trustee administered funds. The valuation of PSPS as at 5 April 2011 was finalised in the second quarter of 2012. This valuation demonstrated the scheme to be 111 per cent funded by reference to the Scheme Solvency Target that forms the basis of the scheme's funding objective. As a result of this valuation, future contributions into the scheme have been reduced to the minimum level of contributions required under the scheme rules effective from July 2012. Excluding expenses, the contributions will fall to approximately £6 million per annum from the
£50 million per annum paid previously. The new contributions are only for ongoing service of current employees. No deficit type funding is required. Deficit funding for PSPS, where applicable, is apportioned in the ratio of 70/30 between the PAC with-profits fund and shareholder-backed operations following detailed consideration in 2005 of the sourcing of previous contributions. Employer contributions for ongoing service of current employees are apportioned in the ratio relevant to current activity.

The valuation of the Scottish Amicable Pension Scheme (SAPS) as at 31 March 2008 demonstrated the scheme to be 91 per cent funded. Based on this valuation and subsequent agreement with the Trustees, deficit funding of £13.1 million per annum is currently being paid into the scheme. The valuation of SAPS as at 31 March 2011 is currently being finalised, but it is anticipated the current level of funding to continue, extending the Group's commitment to pay deficit funding.

The valuation of the M&G pension scheme as at 31 December 2008 demonstrated the scheme to be 76 per cent funded. Based on this valuation, deficit funding amounts designed to eliminate the actuarial deficit over a five year period have been made from January 2010 of £14.1 million per annum for the first two years and £9.3 million per annum for the subsequent three years. During 2011, the Group agreed with the Trustees to pay an additional funding of £1.2 million per annum from January 2012, until the conclusion of the next formal valuation as at 31 December 2011 which is currently in progress.

Under the IAS 19 'Employee Benefits' valuation basis, the Group applies IFRIC 14, 'IAS 19 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction'. Under IFRIC 14, a surplus is only recognised to the extent that the Company is able to access the surplus either through an unconditional right of refund to the surplus or through reduced future contributions relating to ongoing service which have been substantively enacted or contractually agreed. Further, the IFRS financial position recorded reflects the higher of any underlying IAS 19 deficit and any obligation for committed deficit funding obligation.

For PSPS, the Group does not have unconditional right of refund to any surplus of the scheme. Accordingly, prior to the finalisation of the 5 April 2011 triennial valuation, the Group had not recognised the underlying surplus of PSPS (30 June 2011: £858 million gross of deferred tax; 31 December 2011: £1,588 million gross of deferred tax) and had recognised a liability for deficit funding (30 June 2011: £35 million gross of deferred tax; 31 December 2011: £19 million gross of deferred tax).

The underlying IAS 19 surplus for PSPS at 30 June 2012 was £1,416 million. The finalisation of the 5 April 2011 triennial valuation was accompanied by an agreement with the Trustees that additional deficit type funding would no longer be necessary and furthermore, the level of contributions for ongoing service of current employees was reduced to the minimum level required by the scheme rules. As a consequence, a portion of the surplus, being £169 million, is now recognised as recoverable. The £169 million represents the present value of the economic benefits available from the reductions to future ongoing contributions to the scheme. Accordingly, including a £2 million residual obligation for deficit funding from the 2008 valuation agreement, a net surplus of £167 million gross of deferred tax was recognised at 30 June 2012. Of this amount, £116 million was allocated to the PAC with-profits fund and £51 million was allocated to the shareholders' fund.

The IAS 19 deficit of the Scottish Amicable Pension Scheme at 30 June 2012 was £35 million (30 June 2011: deficit of £99 million; 31 December 2011: deficit of £55 million) and has been allocated approximately 50 per cent to the PAC with-profits fund and 50 per cent to the shareholders' fund.

The IAS 19 surplus of the M&G pension scheme on an economic basis at 30 June 2012 was £44 million (30 June 2011: deficit of £5 million; 31 December 2011: surplus of £10 million) and is wholly attributable to shareholders. The underlying position on an economic basis reflects the assets (including investments in Prudential insurance policies that are offset against liabilities to policyholders on the Group consolidation) and the liabilities of the schemes. As at 30 June 2012, the M&G pension scheme has invested £169 million in Prudential insurance policies (30 June 2011: £222 million; 31 December 2011: £165 million). After excluding these investments that are offset against liabilities to policyholders, the IAS 19 basis position of the M&G pension scheme is a deficit of £125 million (30 June 2011: deficit of £227 million, 31 December 2011: deficit of £155 million).

i        Assumptions

The actuarial assumptions used in determining benefit obligations and the net periodic benefit costs for the period ended 30 June 2012 were as follows:

	30 Jun 2012%	30 Jun 2011%	31 Dec 2011%

Discount rate *	4.6	5.6	4.7
Rate of increase in salaries	2.6	5.7	2.9
Rate of inflation:†
Retail Price Index (RPI)	2.6	3.7	2.9
Consumer Price Index (CPI)	1.6	2.7	1.9
Rate of increase of pensions in payment for inflation:
Guaranteed (maximum 5%)	2.5	2.7	2.5
Guaranteed (maximum 2.5%) **	2.5	2.5	2.5
Discretionary **	2.5	2.5	2.5
Expected returns on plan assets	3.1	5.1	5.1
* The discount rate has been determined by reference to an 'AA' corporate bond index adjusted, where applicable, to allow for the difference in duration between the index and the pension liabilities.

**  The rates of 2.5 per cent are those for PSPS. Assumed rates of increase of pensions in payments for inflation for all other schemes are 2.6 per cent for 30 June 2012 (30 June 2011: 2.7 per cent; 31 December 2011: 2.9 per cent).

† The rate of inflation reflects the long-term assumption for the UK RPI or CPI depending on the tranche of the schemes.

The calculations are based on current actuarially calculated mortality estimates with a specific allowance made for future improvements in mortality. The specific allowance for half year 2012 and full year 2011 is in line with a custom calibration of the 2009 mortality model from the Continuous Mortality Investigation Bureau of the Institute and Faculty of Actuaries (CMI).

The tables used for PSPS immediate annuities in payment at 30 June 2012, 30 June 2011 and 31 December 2011 were:

Male: 108.6 per cent PNMA 00 with improvements in line with a custom calibration of the CMIs 2009 mortality model, with a long-term mortality improvement rate of 1.75 per cent per annum; and
Female: 103.4 per cent PNFA 00 with improvements in line with a custom calibration of the CMIs 2009 mortality model, with a long-term mortality improvement rate of 1.00 per cent per annum.

ii       Estimated pension scheme deficit - economic basis

Movements on the pension scheme deficit (determined on the economic basis) are as follows, with the effect of the application of IFRIC 14 being shown separately:

	Half year 2012
		(Charge) credit to income statement
	Surplus (deficit) in scheme at 1 January 2012	Operating results (based on longer-term investment returns) note (a)	Actuarial and other gains and losses note (b)	Contributions paid	Surplus (deficit) in scheme at 30 Jun 2012 note (c)
	£m	£m	£m	£m	£m
All schemes
Underlying position (without the effect of IFRIC 14)
Surplus (deficit)	1,543	(137)	(26)	45	1,425
Less: amount attributable to PAC with-profits fund	(1,083)	89	40	(21)	(975)
Shareholders' share:
Gross of tax surplus (deficit)	460	(48)	14	24	450
Related tax	(117)	18	(3)	(6)	(108)
Net of shareholders' tax	343	(30)	11	18	342
Effect of IFRIC 14
Derecognition of surplus and set up of additional funding obligation	(1,607)	119	239	-	(1,249)
Less: amount attributable to PAC with-profits fund	1,124	(81)	(166)	-	877
Shareholders' share:
Gross of tax surplus (deficit)	(483)	38	73	-	(372)
Related tax	123	(16)	(18)	-	89
Net of shareholders' tax	(360)	22	55	-	(283)
With the effect of IFRIC 14
Deficit (surplus)	(64)	(18)	213	45	176
Less: amount attributable to PAC with-profits fund	41	8	(126)	(21)	(98)
Shareholders' share:
Gross of tax surplus (deficit)	(23)	(10)	87	24	78
Related tax	6	2	(21)	(6)	(19)
Net of shareholders' tax	(17)	(8)	66	18	59

Notes
(a) The components of the credit (charge) to operating results (comprising amounts attributable to the PAC with-profits fund and shareholder-backed operations) are as follows:

	Half year 2012	Half year 2011	Full year 2011
	£m	£m	£m
Current service cost	(17)	(19)	(35)
Past service cost:
RPI to CPI inflation measure change in 2011note (i)	-	282	282
Exceptional discretionary pension increase for PSPS in 2012note (i)	(106)	-	-
Finance (expense) income:
Interest on pension scheme liabilities	(132)	(153)	(299)
Expected return on assets	118	156	308
Total (charge) credit without the effect IFRIC 14	(137)	266	256
Effect of IFRIC 14 for pension schemes	119	(220)	(229)
Total (charge) credit after the effect of IFRIC 14 as shown above relating to the Group's operating profit based on longer-term investment returns note (ii)	(18)	46	27

Notes
(i)	Past service cost
      - RPI/CPI inflation measure change in 2011

  During 2011 the Group altered its inflation measure basis for future statutory increases to pension payments for certain tranches of its UK defined benefit pension schemes. This reflected the UK Government's decision to replace the basis of indexation from RPI with CPI.

  The £282 million credit in 2011 shown above comprised £216 million for PSPS and £66 million for other schemes. As noted earlier, the PSPS scheme surplus was not recognised for accounting purposes due to the application of
  IFRIC 14. The £66 million for other schemes (as shown in the table below) was allocated as £24 million to PAC with-profits fund and £42 million to shareholders referred to in note C.

      - Exceptional discretionary pension increase for PSPS in 2012

      During the first half of 2012, the Group awarded an exceptional discretionary increase to pensions in payment of PSPS, which resulted in a past service cost of £106 million. As the PSPS scheme surplus is substantially not recognised for accounting purposes, this past service cost has no impact on the Group's results.

(ii)  The net (charge) credit to operating profit (comprising amounts attributable to the PAC with-profits fund and shareholder-backed operations) of £(18) million (half year 2011: £46 million; full year 2011: £27 million) is made up the following:

	Half year 2012	Half year 2011	Full year 2011
	£m	£m	£m
Underlying IAS 19 charge for other pension schemes	(8)	(9)	(17)
Cash costs for PSPS	(10)	(10)	(20)
Unwind of discount on opening provision for deficit funding for PSPS	-	(1)	(2)
Negative past service cost - RPI to CPI inflation measure change in 2011 (note (i) to table above)	-	66	66
	(18)	46	27

Consistent with the derecognition of a substantial portion of the Company's interest in the underlying IAS 19 surplus of PSPS, the charge to operating profit based on longer-term investment returns for PSPS reflects the cash cost of contributions for ongoing service of active members. In addition, the charge to the operating results also includes a charge for the unwind of discount on the opening provision for deficit funding for PSPS.

(b) The components of the credit (charge) for actuarial and other gains and losses (comprising amounts attributable to the PAC with-profits fund and shareholder-backed operations) are as follows:

	Half year 2012	Half year 2011	Full year 2011
	£m	£m	£m
Actual less expected return on assets	(32)	65	982
Gains (losses) on changes of assumptions for plan liabilities	10	69	(414)
Experience (losses) gains on liabilities	(4)	(5)	314
Total (charge) credit without the effect of IFRIC 14	(26)	129	882
Effect of IFRIC 14 for pension schemes	239	(141)	(846)
Actuarial and other gains and losses after the effect of IFRIC 14	213	(12)	36

The net credit (charge) for actuarial and other gains and losses is recorded within the income statement but, within the segmental analysis of profit, the shareholders' share of actuarial and other gains and losses (i.e. net of allocation of the share to the PAC with-profits funds) is excluded from operating profit based on longer-term investment returns.

The half year 2012 actuarial and other gains of £213 million (comprising amounts attributable to PAC with-profits fund and shareholder-backed operations and before the application of IFRIC 14) primarily reflects the positive impact of inflation rate movements in the period, offset by lower discount rates as interest rate falls, and partial recognition of actuarial surplus in PSPS described below.

Consistent with the derecognition of a substantial portion of the Company's interest in the underlying IAS 19 surplus of PSPS under IFRIC 14, the actuarial gains and losses of PSPS is not included in the £213 million above. Rather, for half year 2012, a £51 million credit was included in the actuarial and other gains for the effect of the partial recognition of PSPS' surplus. This credit arises from altered funding arrangement following the finalisation of the 5 April 2011 triennial valuation.

(c)     On the 'economic basis', after including the underlying assets represented by the investments in Prudential insurance policies as scheme assets, the underlying statements of financial position of the schemes were:

	30 Jun 2012	30 Jun 2011	31 Dec 2011
	£m	£m	£m
Equities	512	513	483
Bonds	5,852	4,491	5,954
Properties	327	345	317
Cash-like investments	485	805	409
Total value of assets	7,176	6,154	7,163
Present value of benefit obligations	(5,751)	(5,400)	(5,620)
	1,425	754	1,543
Effect of the application of IFRIC 14 for pension schemes:
Derecognition of PSPS surplus	(1,247)	(858)	(1,588)
Adjust for additional funding for PSPS	(2)	(35)	(19)
Pre-tax surplus (deficit)	176	(139)	(64)

iii     Sensitivity of the pension scheme liabilities to key variables

The total underlying Group pension scheme liabilities of £5,751 million (30 June 2011: £5,400 million; 31 December 2011: £5,620 million) comprise £5,007 million (30 June 2011: £4,612 million; 31 December 2011: £4,844 million) for PSPS and £744 million (30 June 2011: £788 million; 31 December 2011: £776 million) for the other schemes. The table below shows the sensitivity of the underlying PSPS and the other scheme liabilities at 30 June 2012, 30 June 2011 and 31 December 2011 to changes in discount rate, inflation rates and mortality rates.

30 June 2012
Assumption	Change in assumption	Impact on scheme liabilities on IAS 19 basis
Discount rate	Decrease by 0.2% from 4.6% to 4.4%	Increase in scheme liabilities by:
		PSPS	3.0%
		Other schemes	4.8%
Discount rate	Increase by 0.2% from 4.6% to 4.8%	Decrease in scheme liabilities by:
		PSPS	2.9%
		Other schemes	4.5%
Rate of inflation	RPI: Decrease by 0.2% from 2.6% to 2.4%	Decrease in scheme liabilities by:
	CPI: Decrease by 0.2% from 1.6% to 1.4%	PSPS	1.5%
	with consequent reduction in salary increases	Other schemes	4.3%

Mortality rate	Increase life expectancy by 1 year	Increase in scheme liabilities by:
		PSPS	2.7%
		Other schemes	2.3%

30 June 2011
Assumption	Change in assumption	Impact on scheme liabilities on IAS 19 basis
Discount rate	Decrease by 0.2% from 5.6% to 5.4%	Increase in scheme liabilities by:
		PSPS	3.5%
		Other schemes	5.0%
Discount rate	Increase by 0.2% from 5.6% to 5.8%	Decrease in scheme liabilities by:
		PSPS	3.3%
		Other schemes	4.6%
Rate of inflation	RPI: Decrease by 0.2% from 3.7% to 3.5%	Decrease in scheme liabilities by:
	CPI: Decrease by 0.2% from 2.7% to 2.5%	PSPS	1.1%
	with consequent reduction in salary increases	Other schemes	4.7%

Mortality rate	Increase life expectancy by 1 year	Increase in scheme liabilities by:
		PSPS	2.1%
		Other schemes	2.6%

31 December 2011
Assumption	Change in assumption	Impact on scheme liabilities on IAS 19 basis
Discount rate	Decrease by 0.2% from 4.7% to 4.5%	Increase in scheme liabilities by:
		PSPS	3.3%
		Other schemes	4.8%
Discount rate	Increase by 0.2% from 4.7% to 4.9%	Decrease in scheme liabilities by:
		PSPS	3.1%
		Other schemes	4.5%
Rate of inflation	RPI: Decrease by 0.2% from 2.9% to 2.7%	Decrease in scheme liabilities by:
	CPI: Decrease by 0.2% from 1.9% to 1.7%	PSPS	0.6%
	with consequent reduction in salary increases	Other schemes	4.1%

Mortality rate	Increase life expectancy by 1 year	Increase in scheme liabilities by:
		PSPS	2.7%
		Other schemes	2.4%

The sensitivity of the underlying pension scheme liabilities to changes in discount, inflation and mortality rates as shown above does not directly equate to an impact on the profit or loss attributable to shareholders or shareholders' equity due to the effect of the application of IFRIC 14 on PSPS and the allocation of a share of the interest in financial position of the PSPS and Scottish Amicable schemes to the PAC with-profits fund as described above.

The sensitivity to the changes in the key variables as shown in the table above has no significant impact on the pension costs included in the Group's operating results. This is due to the pension costs charged in each of the periods presented being derived largely from market conditions at the beginning of the period. After applying IFRIC 14 and to the extent attributable to shareholders, any residual impact from the changes to these variables is reflected as actuarial gains and losses on defined benefit pension schemes within the supplementary analysis of profits. The relevance of this is described further below.

For PSPS, a substantial portion of the underlying surplus of the scheme to the amount of £1,355 million (30 June 2011: the whole surplus of £858 million; 31 December 2011: the whole surplus of £1,588 million) has not been recognised under IFRIC 14. Changes to the underlying scheme liabilities as a result of assumption changes are used to reduce this unrecognised surplus before there is an impact on the Group's results and financial position. As such, based on the underlying financial position of PSPS as at 30 June 2012, none of the changes to the underlying scheme liabilities for the changes in the variables shown in the table above have had an impact on the Group's half year 2012 results and financial position.

In the event that a change in the PSPS scheme liabilities results in a deficit position for the scheme which is recognisable, the deficit recognised affects the Group's results and financial position only to the extent of the amounts attributable to shareholder operations. The amounts attributable to the PAC with-profits fund are absorbed by the liability for unallocated surplus and have no direct effect on the profit or loss attributable to shareholders or shareholders' equity.

The deficit of the Scottish Amicable pension scheme has been allocated approximately 50 per cent to the PAC with-profits fund and 50 per cent to the shareholders. Accordingly, half of the changes to its scheme liabilities, which at 30 June 2012 were £516 million (30 June 2011: £540 million; 31 December 2011: £527 million), for the changes in the variables shown in the table above would have had an impact on the Group's shareholder results and financial position.

Y	Policyholder liabilities

Analysis of movement in policyholder liabilities and unallocated surplus of with-profits funds

Group insurance operations

	Insurance operations
	UK	US	Asia	Total
Half year 2012 movements	£m	£m	£m	£m
Comprising:
- Policyholder liabilities	127,024	69,189	30,862	227,075
- Unallocated surplus of with-profits funds	9,165	-	50	9,215
At 1 January 2012	136,189	69,189	30,912	236,290
Premiums	4,062	7,303	2,641	14,006
Surrenders	(2,378)	(2,083)	(1,252)	(5,713)
Maturities/Deaths	(3,819)	(451)	(294)	(4,564)
Net flows	(2,135)	4,769	1,095	3,729
Shareholders' transfers post tax	(110)	-	(15)	(125)
Investment-related items and other movements	4,276	1,906	1,055	7,237
Foreign exchange translation differences	(83)	(600)	(227)	(910)
At 30 June 2012	138,137	75,264	32,820	246,221
Comprising:
- Policyholder liabilities	128,387	75,264	32,768	236,419
- Unallocated surplus of with-profits funds	9,750	-	52	9,802

Half year 2011 movements
Comprising:
- Policyholder liabilities	125,530	60,523	28,674	214,727
- Unallocated surplus of with-profits funds	10,187	-	66	10,253
At 1 January 2011	135,717	60,523	28,740	224,980
Premiums	3,871	6,805	2,395	13,071
Surrenders	(2,301)	(2,153)	(1,119)	(5,573)
Maturities/Deaths	(3,571)	(436)	(341)	(4,348)
Net flows	(2,001)	4,216	935	3,150
Shareholders' transfers post tax	(113)	-	(14)	(127)
Investment-related items and other movements	3,632	1,429	634	5,695
Foreign exchange translation differences	120	(1,461)	(53)	(1,394)
At 30 June 2011	137,355	64,707	30,242	232,304
Comprising:
- Policyholder liabilities	126,544	64,707	30,181	221,432
- Unallocated surplus of with-profits funds	10,811	-	61	10,872
Average policyholder liability balances*
Half year 2012	127,705	72,227	31,815	231,747
Half year 2011	126,037	62,615	29,428	218,080
* Averages have been based on opening and closing balances and exclude the unallocated surplus of the with-profits funds.

The items above represent the amount attributable to changes in policyholder liabilities and unallocated surplus of with-profits funds as a result of each of the components listed.

Premiums, surrenders and maturities/deaths represent the amounts impacting policyholder liabilities and are not intended to represent the total cash paid/received (for example, premiums are net of any deductions to cover acquisition costs and claims represents the policyholder liabilities released).

UK insurance operations
A reconciliation of the total policyholder liabilities and unallocated surplus of with-profits funds of UK insurance operations is as follows:

		Other shareholder-backed funds and subsidiaries
	SAIF and PAC with-profits sub-fund	Unit-linked liabilities	Annuity and other long-term business	Total
Half year 2012 movements	£m	£m	£m	£m
Comprising:
- Policyholder liabilities	80,976	21,281	24,767	127,024
- Unallocated surplus of with-profits funds	9,165	-	-	9,165
At 1 January 2012	90,141	21,281	24,767	136,189
Premiums	2,044	1,064	954	4,062
Surrenders	(1,071)	(1,247)	(60)	(2,378)
Maturities/Deaths	(2,649)	(314)	(856)	(3,819)
Net flows note (a)	(1,676)	(497)	38	(2,135)
Shareholders' transfers post tax	(110)	-	-	(110)
Switches	(131)	131	-	-
Investment-related items and other movements note (b)	2,900	343	1,033	4,276
Foreign exchange translation differences	(83)	-	-	(83)
At 30 June 2012	91,041	21,258	25,838	138,137
Comprising:
- Policyholder liabilities	81,291	21,258	25,838	128,387
- Unallocated surplus of with-profits funds	9,750	-	-	9,750

Half year 2011 movements
Comprising:
- Policyholder liabilities	81,586	21,671	22,273	125,530
- Unallocated surplus of with-profits funds	10,187	-	-	10,187
At 1 January 2011	91,773	21,671	22,273	135,717
Premiums	1,693	1,261	917	3,871
Surrenders	(1,216)	(1,085)	-	(2,301)
Maturities/Deaths	(2,473)	(322)	(776)	(3,571)
Net flows note (a)	(1,996)	(146)	141	(2,001)
Shareholders' transfers post tax	(113)	-	-	(113)
Switches	(113)	113	-	-
Investment-related items and other movements note (b)	2,527	666	439	3,632
Foreign exchange translation differences	120	-	-	120
At 30 June 2011	92,198	22,304	22,853	137,355
Comprising:
- Policyholder liabilities	81,387	22,304	22,853	126,544
- Unallocated surplus of with-profits funds	10,811	-	-	10,811
Average policyholder liability balances*
Half year 2012	81,134	21,269	25,302	127,705
Half year 2011	81,487	21,987	22,563	126,037

*Averages have been based on opening and closing balances and exclude the unallocated surplus of the with-profits funds.

Notes

(a)     Net outflows increased from £2.0 billion in the first half of 2011 to £2.1 billion for the same period in 2012. An improvement in the net outflows of the with-profits business, following increased sales of with-profits bonds in the period, has been more than offset by an increase in outflows in the unit-linked business. The levels of inflows/outflows for unit-linked business is driven by the activity of corporate pension schemes with transfers in or out from only one or two schemes influencing the level of flows in the period. The net flows of negative £497 million in unit-linked business was a result of lower single premiums in and higher transfers out of the All Stocks
          Corporate Bonds fund.

(b)     Investment-related items and other movements of £4.3 billion across fund types reflected the continued strong performance of UK equity markets in 2012, as well as investment gains from debt securities.

US insurance operations

	Variable annuity separate account liabilities	Fixed annuity, GIC and other business	Total
Half year 2012 movements	£m	£m	£m
At 1 January 2012	37,833	31,356	69,189
Premiums	5,060	2,243	7,303
Surrenders	(1,024)	(1,059)	(2,083)
Maturities/Deaths	(194)	(257)	(451)
Net flows note (b)	3,842	927	4,769
Transfers from general to separate account	708	(708)	-
Investment-related items and other movements note (c)	1,557	349	1,906
Foreign exchange translation differences note (a)	(315)	(285)	(600)
At 30 June 2012	43,625	31,639	75,264

Half year 2011 movements
At 1 January 2011	31,203	29,320	60,523
Premiums	5,015	1,790	6,805
Surrenders	(974)	(1,179)	(2,153)
Maturities/Deaths	(148)	(288)	(436)
Net flows note (b)	3,893	323	4,216
Transfers from general to separate account	541	(541)	-
Investment-related items and other movements note (c)	1,103	326	1,429
Foreign exchange translation differences	(735)	(726)	(1,461)
At 30 June 2011	36,005	28,702	64,707
Average policyholder liability balances*
Half year 2012	40,729	31,498	72,227
Half year 2011	33,604	29,011	62,615
*Averages have been based on opening and closing balances.

Notes

(a)     Movements in the period have been translated at an average rate of $1.58/£1.00 (30 June 2011: $1.62/£1.00). The closing balances have been translated at closing rate of $1.57/£1.00 (30 June 2011: $1.61/£1.00). Differences upon retranslation are included in foreign exchange translation differences.

(b)     Net flows have increased by £553 million from £4,216 million in the first half of 2011 to £4,769 million in the first half of 2012. The increase was largely driven by increased new business volumes for fixed annuity and GIC business. The flows in the fixed annuity, GIC and other business column include flows from non-VA business as well as the flows in relation to investments into the general account from the variable annuities where policyholders have selected this basis.

(c)     Positive investment-related items and other movements in variable annuity separate account liabilities of £1.6 billion for the first six months ended 2012 reflects the increase in the US equity market during the period. Fixed annuity, GIC and other business investment and other movements primarily reflects the interest credited to policyholder account in the period.

Asia insurance operations

	With-profits business	Unit-linked liabilities	Other	Total
Half year 2012 movements	£m	£m	£m	£m
Comprising:
- Policyholder liabilities	12,593	12,015	6,254	30,862
- Unallocated surplus of with-profits funds	50	-	-	50
At 1 January 2012	12,643	12,015	6,254	30,912
Premiums
New business	110	638	297	1,045
In-force	593	617	386	1,596
	703	1,255	683	2,641
Surrendersnote (c)	(303)	(819)	(130)	(1,252)
Maturities/Deaths	(196)	(16)	(82)	(294)
Net flows note (b)	204	420	471	1,095
Shareholders' transfers post tax	(15)	-	-	(15)
Investment-related items and other movements note (d)	558	325	172	1,055
Foreign exchange translation differences note (a)	6	(167)	(66)	(227)
At 30 June 2012	13,396	12,593	6,831	32,820
Comprising:
- Policyholder liabilities	13,344	12,593	6,831	32,768
- Unallocated surplus of with-profits funds	52	-	-	52

Half year 2011 movements
Comprising:
- Policyholder liabilities	10,958	12,724	4,992	28,674
- Unallocated surplus of with-profits funds	66	-	-	66
At 1 January 2011	11,024	12,724	4,992	28,740
Premiums
New business	90	553	305	948
In-force	506	578	363	1,447
	596	1,131	668	2,395
Surrendersnote (c)	(215)	(799)	(105)	(1,119)
Maturities/Deaths	(249)	(16)	(76)	(341)
Net flows note (b)	132	316	487	935
Shareholders' transfers post tax	(14)	-	-	(14)
Investment-related items and other movements note (d)	449	110	75	634
Foreign exchange translation differencesnote (a)	(61)	72	(64)	(53)
At 30 June 2011	11,530	13,222	5,490	30,242
Comprising:
- Policyholder liabilities	11,469	13,222	5,490	30,181
- Unallocated surplus of with-profits funds	61	-	-	61
Average policyholder liability balances*
Half year 2012	12,969	12,304	6,542	31,815
Half year 2011	11,214	12,973	5,241	29,428

*    Averages have been based on opening and closing balances and exclude unallocated surplus of the with-profits funds. There were no corporate transactions in both periods that had an impact on the averages.

Notes

(a)     Movements in the period have been translated at the average exchange rate for the six months ended 30 June 2012. The closing balance has been translated at the closing spot rates as at 30 June 2012. Differences upon retranslation are included in foreign exchange translation differences.

(b) Net flows have increased by £160 million from £935 million in 2011 to £1,095 million in 2012 primarily reflecting increased flows from new business and growth in the in-force books.

(c)     The rate of surrenders for shareholder-backed business (expressed as a percentage of opening liabilities) was 5.2 per cent in the first half of 2012 which is broadly in line with 5.1 per cent in the first half of 2011. For with-profits business, surrenders have increased from £215 million in 2011 to £303 million in 2012, primarily as a result of certain products in Hong Kong reaching their five year anniversary, the point at which some product features trigger.

(d)     Positive investment-related items and other movements of £1,055 million in half year 2012 primarily reflects improvements in the Asian equity market, together with positive movements within the with-profits funds including positive returns in Hong Kong and Singapore.

Z Share capital, share premium and own shares

	Number of ordinary shares	Share capital	Share premium
		£m	£m
Issued shares of 5p each fully paid:
At 1 January 2011	2,545,594,506	127	1,856
Shares issued under share option schemes	2,122,869	-	15
At 30 June 2011	2,547,717,375	127	1,871

At 1 January 2011	2,545,594,506	127	1,856
Shares issued under share option schemes	2,444,824	-	17
At 31 December 2011	2,548,039,330	127	1,873

Issued shares of 5p each fully paid:
At 1 January 2012	2,548,039,330	127	1,873
Shares issued under share option schemes	8,209,568	-	14
At 30 June 2012	2,556,248,898	127	1,887

Amounts recorded in share capital represent the nominal value of the shares issued. The difference between the proceeds received on issue of shares, net of issue costs, and the nominal value of shares issued is credited to the share premium account.

At 30 June 2012, there were options outstanding under Save As You Earn schemes to subscribe for shares as follows:

		Share price range
	Number of shares to subscribe for	from	to	Exercisable by year
30 June 2012	8,181,704	288p	572p	2017
30 June 2011	12,027,702	288p	572p	2016
31 December 2011	13,329,709	288p	572p	2017

Transactions by Prudential plc and its subsidiaries in Prudential plc shares
The Group buys and sells Prudential plc (own shares) either in relation to its share schemes or via transactions undertaken by authorised investment funds that the Group is deemed to control. Further information about these transactions is set out below.

The cost of own shares of £101 million as at 30 June 2012 (30 June 2011: £82 million; 31 December 2011: £109 million) is deducted from retained earnings. The Company has established trusts to facilitate the delivery of shares under employee incentive plans and savings-related share option schemes. At 30 June 2012, 6.5 million (30 June 2011: 5.2 million; 31 December 2011: 8.1 million) Prudential plc shares with a market value of £49 million (30 June 2011: £38 million;  31 December 2011: £52 million) were held in such trusts. Of this total, 6.5 million (30 June 2011: 5.1 million; 31 December 2011: 8.0 million) shares were held in trusts under employee incentive plans.

In half year 2012, the Company purchased the following number of shares in respect of employee incentive plans.

	Number of shares purchased*	Cost
	(in millions)	£m
Half year 2012	5.8	44.2
Half year 2011	3.2	15.5
Full year 2011	8.2	54.7

*The maximum number of shares held during half year 2012 was 8.1 million which was at the beginning of the period.

Of the total shares held in trust 0.1 million (30 June 2011: 0.1 million; 31 December 2011: 0.1 million) were held by a qualifying employee share ownership trust. These shares are expected to be fully distributed in the future on maturity of savings-related share option schemes.

The Group has consolidated a number of authorised investment funds where it is deemed to control these funds under IFRS. Some of these funds hold shares in Prudential plc. The total number of shares held by these funds at 30 June 2012 was 8.3 million (30 June 2011: 9.2 million; 31 December 2011: 8.6 million) and the cost of acquiring these shares of £50 million (30 June 2011: £45 million; 31 December 2011: £52 million) is included in the cost of own shares. The market value of these shares as at 30 June 2012 was £56 million (30 June 2011: £66 million; 31 December 2011: £54 million).

During half year 2012 these funds made net disposals of 357,340 Prudential shares (30 June 2011: 554,285; 31 December 2011: 1,171,635) for a net decrease of £2.6 million to book cost (30 June 2011: net decrease of £2 million; 31 December 2011: net increase of £4.8 million).

All share transactions were made on an exchange other than the Stock Exchange of Hong Kong.

Other than set out above the Group did not purchase, sell or redeem any Prudential plc listed securities during half year 2012 or 2011.

AA Acquisition of subsidiaries

Acquisition of Reassure America Life Insurance Company (REALIC)
On 30 May 2012, Jackson National Life Insurance Company (JNLI), an indirect wholly-owned subsidiary of Prudential plc, entered into an agreement to buy SRLC America Holding Corp. (SRLC), a life insurance business, from Swiss Re. The primary operating subsidiary of SRLC is REALIC. Swiss Re will retain a portion of the SRLC business through reinsurance arrangements to be undertaken prior to closing. JNLI will pay US$621 million (£398 million) in cash for the business financed from its own resources. The price is subject to adjustment to reflect the actual value of SRLC according to its balance sheet at closing. This adjustment is not expected to exceed £60 million. The transaction is subject to regulatory approval and is expected to close in the third quarter of 2012. The acquisition-related costs incurred in the period have been expensed in half year 2012.

AB Associates and joint ventures

The Group had two associates at 30 June 2012 (30 June 2011: two; 31 December 2011: one) that were accounted for under the equity method. The Group's associates at 30 June 2012 are a 25 per cent interest in PruHealth Holdings Limited and a 47 per cent interest in PPM South Africa, following the dilution of the Group's holding in the period (see Note G). At 30 June 2011, in addition to PruHealth, the Group had a 30 per cent interest in The Nam Khang, a Vietnamese property developer which was disposed of in the second half of 2011. The Group's share of the profit and loss of these associates during the period was a profit of £6 million (half year 2011: a loss of £1 million; full year 2011: a loss of £3 million). This is reflected in the Group's profit after tax attributable to equity holders during the period.

The Group owns a number of joint ventures. Joint ventures represent activities over which the Group exercises joint control through contractual agreement with one or more parties. The Group's significant joint ventures, which are accounted for using proportionate consolidation, comprise various joint ventures relating to property investments where the Group has a 50 per cent interest as well as the following interests:

Investment	% held	Principal activity	Country
CITIC Prudential Life Insurance Company Limited	50	Life assurance	China
CITIC-Prudential Fund Management Company Limited	49	Asset management	China
ICICI Prudential Asset Management Company Limited	49	Asset management	India
Prudential BSN Takaful Berhad	49	General and life insurance	Malaysia
BOCI-Prudential Asset Management Limited	36	Asset management	China
ICICI Prudential Life Insurance Company Limited	26	Life assurance	India

Joint ventures contributed £51 million (30 June 2011: £20 million; 31 December 2011: £54 million) to profit after tax attributable to equity holders during the period. The period-on-period movements in these joint ventures' contributions reflect primarily the growth in their operating profit based on longer-term investment returns and the increase in short-term fluctuations in investment returns by these joint ventures.

Further, in June 2012, the PAC with-profits fund, via its venture fund holdings and as part of its investment portfolio, entered into a joint venture to acquire control of Veolia Water RegCo, the UK regulated water business of Veolia Environnement S.A. This joint venture investment is carried at fair value through profit and loss in the Group's financial statements, as permitted under IAS 28, 'Investments in associates and joint ventures'.

In addition to the above, the Group has associates that are carried at fair value through profit and loss, as allowed under IAS 28, that comprise investment in Open-Ended Investment Companies (OEICs), unit trusts, funds holding collateralised debt obligations, property unit trusts and venture capital investments of the PAC with-profits funds where the Group has significant influence.

AC Related party transactions

The nature of the related party transactions of the Group has not changed from those described in the Group's consolidated financial statements for the year ended 31 December 2011.

There were no transactions with related parties during the six months ended 30 June 2012 which have had a material effect on the results or financial position of the Group.

AD Contingencies and related obligations

The Group is involved in various litigation and regulatory issues. Whilst the outcome of such matters cannot be predicted with certainty, Prudential believes that the ultimate outcome of such litigation and regulatory issues will not have a material adverse effect on the Group's financial condition, results of operations or cash flows.

There have been no material changes to the Group's contingencies and related obligations in the six month period ended 30 June 2012.

AE Post balance sheet events

The 2012 interim dividend approved by the Board of Directors after 30 June 2012 is as described in note M.

Details of the reduction in the UK corporation tax rate to 23 per cent which became substantively enacted after the balance sheet date on 3 July 2012 and the subsequent proposed phased rate change to 22 per cent are as described in note K. The changes to the rules relating to the taxation of life insurance comprises, which will be effective 1 January 2013 are also outlined in note K.

Statement of directors' responsibilities

The directors are responsible for preparing the Half Year Financial Report in accordance with applicable law and regulations.

Accordingly, the directors confirm that to the best of their knowledge:

- the condensed consolidated financial statements have been prepared in accordance with IAS 34, 'Interim Financial Reporting', as adopted by the European Union;
 -     the Half Year Financial Report includes a fair review of information required by:

(a)  DTR 4.2.7R of the Disclosure and Transparency Rules, being an indication of important events that have occurred during the six months ended 30 June 2012, and their impact on the condensed consolidated financial statements, and a description of the principal risks and uncertainties for the remaining six months of the year; and

(b) DTR 4.2.8R of the Disclosure and Transparency Rules, being related party transactions that have taken place during the six months ended 30 June 2012 and that have materially affected the financial position or the performance of the Group during the period and changes in the related party transactions described in the Group's consolidated financial statements for the year ended 31 December 2011.

The current directors of Prudential plc are as listed in the Group's 2011 Annual Report. Subsequent to the Annual Report, on 28 May 2012, the Group announced the appointment of Paul Manduca as Chairman. Mr Manduca assumed the position on 2 July 2012, succeeding Harvey McGrath who retired from the Board on 2 July 2012.

Independent Review Report to Prudential Plc

Introduction

We have been engaged by the Company to review the International Financial Reporting Standards (IFRS) basis financial information in the Half Year Financial Report for the six months ended 30 June 2012 which comprises the Condensed Consolidated Income Statement, the Condensed Consolidated Statement of Comprehensive Income, the Condensed Consolidated Statement of Changes in Equity, the Condensed Consolidated Statement of Financial Position, the Condensed Consolidated Statement of Cash Flows and the related explanatory notes.

We have also been engaged by the Company to review the European Embedded Value (EEV) basis supplementary financial information for the six months ended 30 June 2012 which comprises the Operating Profit Based on Longer-Term Investment Returns, the Summary Consolidated Income Statement, the Movement in Shareholders' Equity, the Summary Statement of Financial Position and the related explanatory notes and Total Insurance and Investment Products New Business information.

We have read the other information contained in the Half Year Financial Report and considered whether it contains any apparent misstatements or material inconsistencies with the IFRS basis financial information or the EEV basis supplementary financial information.

This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the Disclosure and Transparency Rules ('the DTR') of the United Kingdom's Financial Services Authority ('the UK FSA') and also to provide a review conclusion to the Company on the EEV basis supplementary financial information. Our review of the IFRS basis financial information has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. Our review of the EEV basis supplementary financial information has been undertaken so that we might state to the Company those matters we have been engaged to state in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities

The Half Year Financial Report, including the IFRS basis financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the Half Year Financial Report in accordance with the DTR of the UK FSA. The directors have accepted responsibility for preparing the EEV basis supplementary financial information in accordance with the European Embedded Value Principles issued in May 2004 by the European CFO Forum ('the EEV Principles') and for determining the methodology and assumptions used in the application of those principles.

The annual IFRS basis financial statements of the Group are prepared in accordance with IFRSs as adopted by the European Union ('EU'). The IFRS basis financial information included in this Half Year Financial Report has been prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the EU.

The EEV basis supplementary financial information has been prepared in accordance with the EEV principles using the methodology and assumptions set out in notes 1 and 16 to the EEV basis supplementary financial information. The EEV basis supplementary financial information should be read in conjunction with the IFRS basis financial information.

Our responsibility

Our responsibility is to express to the Company a conclusion on the IFRS basis financial information in the Half Year Financial Report and the EEV basis supplementary financial information based on our reviews, as set out in our engagement letter with you dated 29 July 2011.

Scope of review

We conducted our reviews in accordance with International Standard on Review Engagements (UK and Ireland) 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by the Auditing Practices Board for use in the UK. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the IFRS basis financial information in the Half Year Financial Report for the six months ended 30 June 2012 is not prepared, in all material respects, in accordance with IAS 34 as adopted by the EU and the DTR of the UK FSA.

Based on our review, nothing has come to our attention that causes us to believe that the EEV basis supplementary financial information for the six months ended 30 June 2012 is not prepared, in all material respects, in accordance with the EEV Principles, using the methodology and assumptions set out in notes 1 and 16 to the EEV basis supplementary financial information.

Rees Aronson
For and on behalf of KPMG Audit Plc
Chartered Accountants
London
9 August 2012

Additional Financial Information* (IFRS and New Business)

1 Analysis of long-term insurance business pre-tax IFRS operating profit based on longer-term investment returns by driver

This schedule classifies the Group's pre-tax operating earnings from long-term insurance operations into the underlying drivers of those profits, using the following categories:

i        Spread income represents the difference between net investment income (or premium income in the case of the UK annuities new business) and amounts credited to policyholder accounts. It excludes the longer-term investment return on assets in excess of those covering shareholder-backed policyholder liabilities, which has been separately disclosed as expected return on shareholder assets.

ii Fee income represents profits driven by net investment performance, being asset management fees that vary with the size of the underlying policyholder funds net of investment management expenses.

iii With-profits business represents the shareholders' transfer from the with-profits fund in the period.

iv Insurance margin primarily represents profits derived from the insurance risks of mortality, morbidity and persistency.

v Margin on revenues primarily represents amounts deducted from premiums to cover acquisition costs and administration expenses.

vi      Acquisition costs and administration expenses represent expenses incurred in the period attributable to shareholders. It excludes items such as restructuring costs and Solvency II costs which are not included in the segment profit for insurance as well as items that are more appropriately included in other source of earnings lines (eg investment expenses are netted off investment income as part of spread income or fee income as appropriate).

vii DAC adjustments comprises DAC amortisation for the period, excluding amounts related to short-term fluctuations, net of costs deferred in respect of new business.

Analysis of pre-tax IFRS operating profit by source
	Half year 2012
	Asia	US	UK	Unallocated	Total
	£m	£m	£m	£m	£m
Spread income	55	349	132	-	536
Fee income	66	408	35	-	509
With-profits	18	-	146	-	164
Insurance margin	256	153	11	-	420
Margin on revenues	636	-	68	-	704
Expenses
Acquisition costs	(428)	(480)	(64)	-	(972)
Administration expenses	(250)	(242)	(63)	-	(555)
DAC adjustmentsnote (i)	33	219	(4)	-	248
Expected return on shareholder assets	20	35	75	-	130
Long-term business operating profit	406	442	336	-	1,184
Asset management operating profit	34	17	199	-	250
GI commission	-	-	17	-	17
Other income and expenditure note (iii)	-	-	-	(289)	(289)
Total operating profit based on longer-term investment returns	440	459	552	(289)	1,162

*The additional financial information is not covered by the KPMG independent review opinion.

	Half year 2011 note (ii)
	Asia	US	UK	Unallocated	Total
	£m	£m	£m	£m	£m
Spread income	46	365	122	-	533
Fee income	67	327	29	-	423
With-profits	17	-	154	-	171
Insurance margin	225	113	7	-	345
Margin on revenues	560	-	78	-	638
Expenses
Acquisition costs	(349)	(485)	(66)	-	(900)
Administration expenses	(242)	(195)	(60)	-	(497)
DAC adjustmentsnote (i)	(13)	164	(1)	-	150
Expected return on shareholder assets	11	51	69	-	131
Long-term business operating profit	322	340	332	-	994
Asset management operating profit	43	17	199	-	259
GI commission	-	-	21	-	21
RPI to CPI inflation measure change on defined benefit schemes	-	-	-	42	42
Other income and expenditurenote (iii)	-	-	-	(288)	(288)
Total operating profit based on longer-term investment returns	365	357	552	(246)	1,028

	Full year 2011
	Asia	US	UK	Unallocated	Total
	£m	£m	£m	£m	£m
Spread income	88	730	247	-	1,065
Fee income	131	680	59	-	870
With-profits	38	-	293	-	331
Insurance margin	477	232	27	-	736
Margin on revenues	1,199	-	226	-	1,425
Expenses
Acquisition costs	(766)	(890)	(127)	-	(1,783)
Administration expenses	(503)	(412)	(128)	-	(1,043)
DAC adjustmentsnote (i)	14	228	(5)	-	237
Expected return on shareholder assets	26	83	91	-	200
Long-term business operating profit	704	651	683	-	2,038
Asset management operating profit	80	24	357	-	461
GI commission	-	-	40	-	40
RPI to CPI inflation measure change on defined benefit schemes	-	-	-	42	42
Other income and expenditurenote (iii)	-	-	-	(554)	(554)
Total operating profit based on longer-term investment returns	784	675	1,080	(512)	2,027

Notes
(i) DAC adjustments have been adjusted for the retrospective application of the accounting policy improvement described in note B of the IFRS financial statements.

(ii)     Starting from full year 2011 and following the reduction in 2010 of the Group's interest in the PruHealth and PruProtect businesses from 50 per cent to 25 per cent, the profits of these businesses have been shown as a single line   in the insurance margin line consistent with associate accounting principles. Half year 2011 has been amended in light of this change.

(iii) Including restructuring and Solvency II implementation costs.

Margin	analysis of long-term insurance business

The following analysis expresses certain of the Group's sources of operating profit as a margin of policyholder liabilities or other suitable driver. The margin is on an annualised basis in which half year profits are annualised by multiplying by two. Details of the Group's average policyholder liability balances are given in note Y.

				Total
	Half year 2012			Half year 2011 note (v)			Full year 2011
		Average			Average			Average
	Profit	Liability note (iv)	Margin note (iii)	Profit	Liability note (iv)	Margin note (iii)	Profit	Liability note (iv)	Margin note (iii)
Long-term business	£m	£m	bps	£m	£m	bps	£m	£m	bps

Spread income	536	61,109	175	533	55,687	191	1,065	57,417	185
Fee income	509	74,795	136	423	68,435	124	870	68,298	127
With-profits	164	94,103	35	171	92,701	37	331	93,056	36
Insurance margin	420			345			736
Margin on revenues	704			638			1,425
Expenses
Acquisition costsnote (i)	(972)	2,030	(48)%	(900)	1,824	(49)%	(1,783)	3,681	(48)%
Administration expenses	(555)	135,904	(82)	(497)	124,122	(80)	(1,043)	125,715	(83)
DAC adjustmentsnote (ii)	248			150			237
Expected return on shareholder assets	130			131			200
Operating profit	1,184			994			2,038

Notes
(i) The ratio for acquisition costs is calculated as a percentage of APE including with-profits sales. Acquisition costs include only those relating to shareholders.
(ii) DAC adjustments have adjusted for the retrospective application of the accounting policy improvement described in note B of the IFRS financial statements.

(iii)    Margin represents the operating return earned in the period as a proportion of the relevant class of policyholder liabilities excluding unallocated surplus. The margin is on an annualised basis in which half year profits are annualised by multiplying by two.

(iv)    For UK and Asia, opening and closing policyholder liabilities have been used to derive an average balance for the period, as this is seen as a good proxy for average balances throughout the period. The calculation of average liabilities for Jackson is derived from month-end balances throughout the period as opposed to opening and closing balances only, and liabilities held in the general account for variable annuity living and death guaranteed benefits are excluded from the calculation of the average as no spread income is earned on these balances. These changes were introduced in full year 2011 and half year 2011 has been amended for consistency albeit impacts are minimal.

(v)     Starting from full year 2011 and following the reduction in 2010 of the Group's interest in the PruHealth and PruProtect businesses from 50 per cent to 25 per cent, the profits of these businesses have been shown as a single line in the insurance margin line consistent with associate accounting principles. 2011 has been amended in light of this change.

				Asia
	Half year 2012			Half year 2011			Full year 2011
		Average			Average			Average
	Profit	Liability	Margin	Profit	Liability	Margin	Profit	Liability	Margin
Long-term business	£m	£m	bps	£m	£m	bps	£m	£m	bps

Spread income	55	6,542	168	46	5,241	176	88	5,623	157
Fee income	66	12,304	107	67	12,973	103	131	12,370	106
With-profits	18	12,969	28	17	11,214	30	38	11,775	32
Insurance margin	256			225			477
Margin on revenues	636			560			1,199
Expenses
Acquisition costsnote (i)	(428)	899	(48)%	(349)	743	(47)%	(766)	1,660	(46)%
Administration expenses	(250)	18,846	(265)	(242)	18,214	(266)	(503)	17,993	(280)
DAC adjustmentsnote (ii)	33			(13)			14
Expected return on shareholder assets	20			11			26
Operating profit	406			322			704

Notes
(i) The ratio for acquisition costs is calculated as a percentage of APE including with-profits sales. Acquisition costs include only those relating to shareholders.
(ii) DAC adjustments have been adjusted for the retrospective application of the accounting policy improvement described in note B of the IFRS financial statements.

Analysis of Asian operating profit drivers

•        Spread income has increased by £9 million from £46 million in half year 2011 to £55 million in half year 2012, an increase of 19 per cent that predominantly reflects the growth of the Asian non-linked policyholder liabilities.

•        Fee income has marginally reduced from £67 million in half year 2011 to £66 million in half year 2012, broadly in line with the decrease in movement in average unit-linked liabilities, following the significant market falls in the second half of 2011.

•        Insurance margin has increased by £31 million from £225 million in half year 2011 to £256 million in half year 2012 predominantly reflecting the continued growth of the in-force book, which contains a relatively high proportion of risk-based products. Insurance margin includes non-recurring items of £30 million (half year 2011: £25 million), reflecting assumption changes and other items that are not expected to reoccur in the future.

•        Margin on revenues has increased by £76 million from £560 million in half year 2011 to £636 million in half year 2012 reflecting the on-going growth in the size of the portfolio with increased premium recognised in the period. During the period the new business mix has moved towards those countries that levy higher premium charges. One-off items of negative £13 million are included in margin on revenues in half year 2012.

•        Acquisition costs have increased by 23 per cent from £349 million in half year 2011 to £428 million in half year 2012, compared to the 21 per cent increase in sales, resulting in a marginal increase in the acquisition cost ratio. The analysis above use shareholder acquisition costs as a proportion of total APE. If with-profits sales were excluded from the denominator the acquisition cost ratio would become 63 per cent (half year 2011: 60 per cent and full year 2011: 59 per cent). The small increase being the result of product mix changes, predominately in Hong Kong.

•        Administration expenses have increased marginally from £242 million to £250 million in half year 2012 as the business continues to expand. The administration expense ratio has reduced from 266 bps in half year 2011 to 265 bps in half year 2012.

• Expected return on shareholder assets has increased to £20 million primarily due to higher shareholders assets and lower investment expenses in the period.

				US
	Half year 2012			Half year 2011			Full year 2011
		Average			Average			Average
	Profit	Liability note (iii)	Margin	Profit	Liability note (iii)	Margin	Profit	Liability note (iii)	Margin
Long-term business	£m	£m	bps	£m	£m	bps	£m	£m	bps

Spread income	349	29,265	238	365	27,883	262	730	28,274	258
Fee income	408	41,222	198	327	33,475	195	680	34,452	197
With-profits	-			-			-
Insurance margin	153			113			232
Margin on revenues	-			-			-
Expenses
Acquisition costsnote (i)	(480)	719	(67)%	(485)	672	(72)%	(890)	1,275	(70)%
Administration expenses	(242)	70,487	(69)	(195)	61,358	(64)	(412)	62,726	(66)
DAC adjustmentsnote (ii)	219			164			228
Expected return on shareholder assets	35			51			83
Operating profit	442			340			651

Notes
(i) The ratio for acquisition costs is calculated as a percentage of APE.
(ii) DAC adjustments have been adjusted for the retrospective application of the accounting policy improvement described in note B of the IFRS financial statements.

(iii)    The calculation of average liabilities for Jackson is derived from month-end balances throughout the period as opposed to opening and closing balances only, and liabilities held in the general account for variable annuity living and death guaranteed benefits are excluded from the calculation of the average as no spread income is earned on these balances. These changes were introduced in full year 2011 and half year 2011 has been amended for consistency albeit impacts are minimal.

Analysis of US operating profit drivers:

•        Spread incomebenefited from £75 million in half year 2012 from the effect of transactions entered into during 2011 and 2010 to more closely match the overall asset and liability duration (half year 2011: £53 million and full year
          2011: £113 million). Excluding this effect, the spread margin would have been 187 bps (half year 2011: 224 bps and full year 2011: 218 bps). The reported spread margin decreased as a result of downward pressure on yields caused by the low interest rate environment, the effect of which was only partly mitigated by reductions in crediting rates.

•        Fee incomehas increased by 25 per cent to £408 million in half year 2012, compared to £327 million in half year 2011 as a result of the growth in separate account balances, primarily due to positive net flows from variable annuity business. Fee income margin has increased to 198 bps (half year 2011: 195 bps and full year 2011: 197 bps) reflecting the benefit of pricing action and changes to business mix.

•        Insurance margin represents operating profits from insurance risks, including variable annuity guarantees and other sundry items. Positive net flows into variable annuity business with life contingent and other guarantee fees, coupled with the benefit in the period of repricing actions, have primarily resulted in an improvement in the margin from £113 million in half year 2011 to £153 million in half year 2012.

•        Acquisition costs,which are commissions and general expenses incurred to acquire new business, remained flat during the first half of 2012 compared to the first half of 2011. However, acquisition costs as a percentage of APE have decreased to 67 per cent for the first half of 2012, compared to 72 per cent for the first half of 2011, due to the continued increase in producers selecting asset based commission which is treated as an administrative expense in this analysis, rather than front end commissions.

•        Administration expenses increased to £242 million in half year 2012 compared to £195 million in half year 2011, primarily as a result of higher asset based commission paid on the larger 2012 separate account balance. Asset based commissions are paid upon policy anniversary dates and are treated as an administration expense in this analysis as opposed to a cost of acquisition and are offset by higher fee income. The administration cost was higher at 69 bps (half year 2011: 64 bps and full year 2011: 66 bps). Excluding these trail commission amounts, the resulting administration expense ratio would be 47 bps (half year 2011: 45 bps and full year 2011: 46 bps).

•        DAC adjustments increased to £219 million in the first half of 2012 compared to £164 million in the first half of 2011. 2011 was lowered by £66 million of accelerated DAC amortisation as a result of the reversal of the benefit received in 2008 from the mean reversion formula. Market movements in the period led to a deceleration of DAC amortisation of £25 million which was offset by higher amortisation as a result of higher gross profits in the first half of 2012. Following the adoption of the altered US GAAP principles for deferred acquisition costs, as described in note B of the IFRS financial statements, acquisition costs are no longer fully deferrable resulting in new business strain of £82 million (half year 2011: £80 million and full year 2011: £156 million).

Analysis of pre-tax operating profit before and after acquisition costs and DAC adjustments

	Half year 2012				Half year 2011
		Acquisition costs				Acquisition costs
	Other operating profits	Incurred	Deferred	Total	Other operating profits	Incurred	Deferred	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Total operating profit before acquisition costs and DAC adjustments	703			703	661			661
Less New business strain		(480)	398	(82)		(485)	405	(80)

Other DAC adjustments - amortisation of previously deferred acquisition costs
Normal			(204)	(204)			(175)	(175)
Decelerated (accelerated)			25	25			(66)	(66)
Total	703	(480)	219	442	661	(485)	164	340

	Full year 2011
		Acquisition costs
	Other operating profits	Incurred	Deferred	Total
	£m	£m	£m	£m
Total operating profit before acquisition costs and DAC adjustments	1,313			1,313
Less New business strain		(890)	734	(156)

Other DAC adjustments - amortisation of previously deferred acquisition costs
Normal			(316)	(316)
Accelerated			(190)	(190)
Total	1,313	(890)	228	651

				UK
	Half year 2012			Half year 2011 note (ii)			Full year 2011
		Average			Average			Average
	Profit	Liability	Margin	Profit	Liability	Margin	Profit	Liability	Margin
Long-term business	£m	£m	bps	£m	£m	bps	£m	£m	bps

Spread income	132	25,302	104	122	22,563	108	247	23,520	105
Fee income	35	21,269	33	29	21,987	26	59	21,476	27
With-profits	146	81,134	36	154	81,487	38	293	81,281	36
Insurance margin	11			7			27
Margin on revenues	68			78			226
Expenses
Acquisition costsnote (i)	(64)	412	(16)%	(66)	409	(16)%	(127)	746	(17)%
Administration expenses	(63)	46,571	(27)	(60)	44,550	(27)	(128)	44,996	(28)
DAC adjustments	(4)			(1)			(5)
Expected return on shareholders' assets	75			69			91
Operating profit	336			332			683

Notes
(i) The ratio for acquisition costs is calculated as a percentage of APE including with-profits sales. Acquisition costs include only those relating to shareholders.

(ii)     Starting from full year 2011 and following the reduction in 2010 of the Group's interest in the PruHealth and PruProtect businesses from 50 per cent to 25 per cent, the profits of these businesses have been shown as a single line in the insurance margin line consistent with associate accounting principles. Half year 2011 has been amended in light of this change.

      Spread income has increased from £122 million in half year 2011 to £132 million in half year 2012 principally due to increased new business profits from higher annuity sales. The margin has fallen slightly from 108 bps to 104 bps.
      Both periods benefited from similar levels of bulk annuity sales.

       Fee income margin increased from 26 bps in half year 2011 to 33 bps in half year 2012, with half year 2011 being reduced by 4 bps  or £4m due to an adjustment relating to 2011 and prior years, to reflect compensation paid to policyholders for historic pricing issues.

       Margin on revenues represents premiums charges for expenses and other sundry net income received by the UK. Half year 2012 income was £68 million, lower than the £78 million recorded in half year 2011.

Acquisition costs as a percentage of new business sales are in line with half year 2011 at 16 per cent.

          The ratio above expresses the percentage of shareholder acquisition costs as a percentage of total APE sales. It is therefore impacted by the level of with-profit sales in the year. Acquisition costs as a percentage of shareholder-
          backed new business sales were 33 per cent in half year 2012 (half year 2011: 31 per cent and full year 2011: 33 per cent).

       Administration expenses have increased by £3 million to £63 million primarily as a result of increased project expenditure. The administration expense ratio of 27 bps for 2012 is consistent with that recorded in the prior half year.

Expected return on shareholder has increased from £69 million in half year 2011 to £75 million in half year 2012 principally due to higher IFRS shareholder funds.

2          Asia operations - analysis of IFRS operating profit by territory

Operating profit based on longer-term investment returns for Asia operations are analysed as follows:

	Half year 2012	Half year 2011*	Full year 2011*
	£m	£m	£m
Underlying operating profit
China	8	-	11
Hong Kong	47	31	69
India	28	24	47
Indonesia	123	95	212
Japan	-	-	2
Korea	8	9	17
Malaysia	60	57	104
Philippines	2	1	5
Singapore	93	72	167
Taiwan (bancassurance business)	1	(9)	2
Thailand	2	2	4
Vietnam	18	16	30
Other	2	1	1
Non-recurrent itemsnote (ii)	17	25	38
Total insurance operations note (i)	409	324	709
Development expenses	(3)	(2)	(5)
Total long-term business operating profit	406	322	704
Eastspring Investments	34	43	80
Total Asia operations	440	365	784
* The 2011 comparative results have been adjusted from those previously published for the retrospective application of the improvement in accounting policy described in note B.

Notes
(i) Analysis of operating profit between new and in-force business
   The result for insurance operations comprises amounts in respect of new business and business in force as follows:

	Half year 2012	Half year 2011*	Full year 2011*
	£m	£m	£m
New business strain	(40)	(41)	(70)
Business in force	449	365	779
Total	409	324	709

The IFRS new business strain corresponds to approximately 4 per cent of new business APE premiums for half year 2012 (half year 2011: approximately 6 per cent; full year 2011: approximately 4 per cent).

The strain reflects the aggregate of the pre-tax regulatory basis strain to net worth after IFRS adjustments for deferral of acquisition costs and deferred income where appropriate.

(ii)     Non-recurrent items of £17 million in half year 2012 (half year 2011: £25 million; full year 2011: £38 million), represents a small number of items that are not anticipated to re-occur in subsequent periods.

3 Analysis of asset management operating profit based on longer-term investment returns

	Half year 2012
	M&G	Eastspring Investments	PruCap	US	Total
	£m notes (i)(ii)	£m note (ii)	£m	£m	£m
Operating income before performance-related fees	354	96	59	142	651
Performance-related fees	1	1	-	-	2
Operating income*	355	97	59	142	653
Operating expense	(186)	(63)	(35)	(125)	(409)
Share of associate's results	6	-	-	-	6
Operating profit based on longer-term investment returns	175	34	24	17	250
Average funds under management (FUM), including 47% proportional share of PPM South Africa**	£200.6 bn
Average funds under management (FUM), excluding PPM South Africa**	£196.8 bn	£ 52.1 bn
Margin based on operating income**	36 bps	37 bps
Cost/income ratio†	53%	66%

	Half year 2011
	M&G	Eastspring Investments	PruCap	US	Total
	£m notes (i)(ii)	£m note (ii)	£m	£m	£m
Operating income before performance-related fees	330	98	55	125	608
Performance-related fees	12	3	-	-	15
Operating income*	342	101	55	125	623
Operating expense	(183)	(58)	(28)	(108)	(377)
Share of associate's results	13	-	-	-	13
Operating profit based on longer-term investment returns	172	43	27	17	259
Average funds under management (FUM), including 100% share of PPM South Africa**	£200.5 bn
Average funds under management (FUM), excluding PPM South Africa**	£191.4 bn	£52.2 bn
Margin based on operating income**	34 bps	38 bps
Cost/income ratio†	55%	59%

	Full year 2011
	M&G	Eastspring Investments	PruCap	US	Total
	£m notes (i)(ii)	£m note (ii)	£m	£m	£m
Operating income before performance-related fees	666	196	122	249	1,233
Performance-related fees	13	6	-	-	19
Operating income*	679	202	122	249	1,252
Operating expense	(404)	(122)	(66)	(225)	(817)
Share of associate's results	26	-	-	-	26
Operating profit based on longer-term investment returns	301	80	56	24	461
Average funds under management (FUM), including 100% share of PPM South Africa**	£199.8 bn
Average funds under management (FUM), excluding PPM South Africa**	£191.1 bn	£51.1 bn
Margin based on operating income**	35	38 bps
Cost/income ratio†	61%	62%

Notes

(i)      Following the divestment in the first half of 2012 of M&G's holding in PPM South Africa from 75 per cent to 47 per cent and its treatment from 2012 as an associate, M&G's operating income and expense no longer includes any element from PPM South Africa. In order to avoid period on period distortion, in the table above the 2011 operating income, margin and cost/income ratio reflect the retrospective application of this basis of presentation for half year 2011 and full year 2011 results.

(ii) M&G and Eastspring Investments can be further analysed as follows:

			M&G							Eastspring Invesments
Operating income before performance related fees							Operating income before performance related fees
	Retail	Margin of FUM **§	Institu- tional ‡	Margin of FUM **	Total	Margin of FUM **		Retail	Margin of FUM**§	Institu- tional‡	Margin of FUM**	Total	Margin of FUM**
	£m	bps	£m	bps	£m	bps		£m	bps	£m	bps	£m	bps
30 Jun 2012	218	96	136	18	354	36	30 Jun 2012	56	65	40	23	96	37
30 Jun 2011	198	97	132	18	330	34	30 Jun 2011	61	60	37	23	98	38
31 Dec 2011	396	98	270	18	666	35	31 Dec 2011	120	64	76	23	196	38

* Operating income is net of commissions. M&G's operating income excludes any contribution from M&G's associate, PPM South Africa.

**  Margin represents operating income before performance related fees as a proportion of the related funds under management (FUM), excluding PPM South Africa. Half year figures have been annualised by multiplying by two. For half year 2012, the opening balance of M&G's FUM has been adjusted to remove the proportional share of PPM South Africa divested following the change in treatment to associate at the beginning of the period. Opening and closing internal and external funds managed by the respective entity have been used to derive the average. Any funds held by the Group's insurance operations which are managed by third parties outside of the Prudential Group are excluded from these amounts.

†        Cost/income ratio represents cost as a percentage of operating income before performance related fees. In order to avoid period on period distortion, M&G's operating income and expense excludes any contribution from M&G's associate, PPM South Africa.

‡ Institutional includes internal funds.

§     As noted above, the margins on operating income are based on the average of the opening and closing FUM balances. For Eastspring Investments, if a monthly average FUM had been used in calculating the retail margins for half year 2012 and half year 2011, the retail margins would have been 63 bps for half year 2012 and 61 bps for half year 2011 .

4          IFRS shareholders' funds summary by business unit and net asset value per share

i	Shareholders' funds summary

	30 Jun 2012	30 Jun 2011 *	31 Dec 2011 *
	£m	£m	£m
Asia operations
Insurance operations
Net assets of operation	2,166	1,985	2,071
Acquired goodwill	237	239	235
Total	2,403	2,224	2,306
Eastspring Investments
Net assets of operation	202	212	211
Acquired goodwill	61	61	61
Total	263	273	272
Total	2,666	2,497	2,578
US operations
Jackson (net of surplus note borrowings)	3,919	3,298	3,761
Broker-dealer and asset management operations:
Net assets of operation	108	108	113
Acquired goodwill	16	16	16
Total	124	124	129
Total	4,043	3,422	3,890
UK operations
Insurance operations:
Long-term business operation	2,709	2,294	2,552
Other	13	48	29
Total	2,722	2,342	2,581
M&G
Net assets of operation	348	310	229
Acquired goodwill	1,153	1,153	1,153
Total	1,501	1,463	1,382
Total	4,223	3,805	3,963
Other operations
Holding company net borrowings	(1,965)	(2,117)	(2,001)
Shareholders' share of provision for future deficit funding of the Prudential Staff Pension Scheme (net of tax)	38	(8)	(5)
Other net assets	287	391	139
Total	(1,640)	(1,734)	(1,867)
Total of all operations	9,292	7,990	8,564

ii	Net asset value per share

	30 Jun 2012	30 Jun 2011 *	31 Dec 2011 *
Closing equity shareholders' funds	£9,292m	£7,990m	£8,564m
Net asset value per share attributable to equity shareholdersnote (i)	364p	314p	336p
*	The 2011 comparative results have been adjusted from those previously published for the retrospective application of the improvement in accounting policy described in note B.

Note
(i) Based on the closing issued share capital as at:
• 30 June 2012 of 2,556 million shares;
• 30 June 2011 of 2,548 million shares; and
• 31 December 2011 of 2,548 million shares.

5     Funds under management

i        Summary

	30 Jun 2012	30 Jun 2011	31 Dec 2011
	£bn	£bn	£bn
Business area
Asia operations	35.0	32.2	32.6
US operations	78.1	67.2	71.9
UK operations	147.4	146.4	146.3
Internal funds under management	260.5	245.8	250.8
External funds note (i)	102.7	103.7	99.8
Total funds under management	363.2	349.5	350.6

Note

(i)      External funds shown above for 30 June 2012 of £102.7 billion (30 June 2011: £103.7 billion; 31 December 2011: £99.8 billion) comprise £110.2 billion (30 June 2011: £109.9 billion; 31 December 2011: £107.0 billion) in respect of investment products, as published in the New Business schedules (see schedule 7) plus Asia Money Market Funds for 30 June 2012 of £4.1 billion (30 June 2011: £5.3 billion;

31 December 2011: £4.2 billion) less £11.6 billion (30 June 2011: £11.5 billion; 31 December 2011: £11.4 billion) that are classified within internal funds.

(ii) Internal funds under management - analysis by business area

	Asia operations			US operations			UK operations				Total
	30 Jun 2012	30 Jun 2011	31 Dec 2011	30 Jun 2012	30 Jun 2011	31 Dec 2011	30 Jun 2012	30 Jun 2011	31 Dec 2011	30 Jun 2012	30 Jun 2011	31 Dec 2011
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Investment propertiesnote (i)	-	-	-	0.1	0.1	0.1	11.0	11.5	10.9	11.1	11.6	11.0
Equity securities	12.6	14.2	12.0	43.9	36.2	38.1	34.0	40.6	37.3	90.5	91.0	87.4
Debt securities	19.4	15.4	17.7	27.1	25.3	27.0	81.8	76.5	79.8	128.3	117.2	124.5
Loans	1.2	1.2	1.2	4.1	4.1	4.1	4.7	3.7	4.4	10.0	9.0	9.7
Other investments and deposits	1.8	1.4	1.7	2.9	1.5	2.6	15.9	14.1	13.9	20.6	17.0	18.2
Total	35.0	32.2	32.6	78.1	67.2	71.9	147.4	146.4	146.3	260.5	245.8	250.8

Note

(i)      As included in the investments section of the consolidated statement of financial position at 30 June 2012 except for £0.3 billion (30 June 2011: £0.5 billion; 31 December 2011: £0.2 billion) properties which are held-for-sale or occupied by the Group and, accordingly under IFRS, are included in other statement of financial position captions.

6 Effect of foreign currency rate movements on results

i       Rates of exchange
The income statements of foreign subsidiaries are translated at average exchange rates for the year. Assets and liabilities of foreign subsidiaries are translated at closing exchange rates. Foreign currency borrowings that have been used to provide a hedge against the Group's equity investments in overseas subsidiaries are also translated at closing exchange rates. The impact of these translations is recorded as a component of the movement in shareholders' equity.

The following translation rates have been applied:

	Closing	Average	Closing	Average	Closing	Average
Local currency: £	30 Jun 2012	30 Jun 2012	30 Jun 2011	30 Jun 2011	31 Dec 2011	31 Dec 2011
Hong Kong	12.17	12.24	12.49	12.58	12.07	12.48
Indonesia	14,731.67	14,460.30	13,767.54	14,133.01	14,091.80	14,049.41
Malaysia	4.98	4.87	4.85	4.9	4.93	4.90
Singapore	1.99	1.99	1.97	2.03	2.02	2.02
India	87.57	82.27	71.77	72.74	82.53	74.80
Vietnam	32,788.45	32,937.67	33,048.21	33,110.56	32,688.16	33,139.22
USA	1.57	1.58	1.61	1.62	1.55	1.60

ii     Effect of rate movements on results

		CERnote (i)
	As published	Memorandum*	Memorandum*
	Half year 2012	Half year 2011	Full year 2011
IFRS basis results	£m	£m	£m
Asia operations:
Long-term operations	409	322	704
Development expenses	(3)	(2)	(5)
Total Asia insurance operations after development costs	406	320	699
Eastspring Investments	34	44	80
Total Asia operations	440	364	779
US operations
Jacksonnote (ii)	442	349	662
Broker-dealer, asset management and Curian operations	17	17	24
Total US operations	459	366	686
UK operations
Long-term business	336	332	683
General insurance commission	17	21	40
Total UK insurance operations	353	353	723
M&G	199	199	357
Total UK operations	552	552	1,080
Total segment profit	1,451	1,282	2,545
Other income and expenditure	(255)	(253)	(483)
RPI to CPI inflation measure change on defined benefit pension schemes	-	42	42
Solvency II implementation costs	(27)	(27)	(55)
Restructuring costs	(7)	(8)	(16)
Operating profit from continuing operations based on longer-term investment returns	1,162	1,036	2,033
Shareholders' funds	9,292	7,976	8,546
*	The 2011 comparative results have been adjusted from those previously published for the retrospective application of the improvement in accounting policy described in note B.

		CERnote (i)
	As published Half year 2012	Memorandum Half year 2011	Memorandum Full year 2011
EEV basis results	£m	£m	£m
Asia operations:
New business	547	468	1,074
Business in force	325	310	688
Long-term operations	872	778	1,762
Eastspring Investments	34	44	80
Development expenses	(3)	(2)	(5)
Total Asia operations	903	820	1,837
US operations
New business	442	470	829
Business in force	363	382	626
Jackson	805	852	1,455
Broker-dealer, asset management and Curian operations	17	17	24
Total US operations	822	869	1,479
UK operations
New business	152	146	260
Business in force	338	391	593
Long-term business	490	537	853
General insurance commission	17	21	40
Total insurance	507	558	893
M&G	199	199	357
Total UK operations	706	757	1,250

Other income and expenditure	(285)	(281)	(536)
RPI to CPI inflation measure change on defined benefit pension schemes	-	45	45
Solvency II implementation costs	(29)	(28)	(56)
Restructuring costs	(8)	(9)	(18)
Operating profit from continuing operations based on longer-term investment returns	2,109	2,173	4,001
Shareholders' funds	20,605	18,898	19,521
Note
(i) The 'as published' operating profit for 2012 and 'memorandum' operating profit for 2011 have been calculated by applying average 2012 exchange rates (CER).
   The 'as published' shareholders' funds for 2012 and memorandum' shareholders' funds for 2011 have been calculated by applying closing period end 2012 exchange rates.

7     New Business Schedules

BASIS OF PREPARATION

The new business schedules are provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders. The amounts shown are not, and not intended to be, reflective of premium income recorded in the IFRS income statement.

The format of the schedules is consistent with the distinction between insurance and investment products as applied for previous financial reporting periods. Products categorised as insurance refer to those classified as contracts of long-term insurance business for regulatory reporting purposes, ie falling within one of the classes of insurance specified in part II of Schedule 1 to the Regulated Activities Order under FSA regulations.

The details shown for insurance products include contributions for contracts that are classified under IFRS 4 'Insurance Contracts' as not containing significant insurance risk. These products are described as investment contracts or other financial instruments under IFRS. Contracts included in this category are primarily certain unit-linked and similar contracts written in UK Insurance Operations, and Guaranteed Investment Contracts and similar funding agreements written in US Operations.

New business premiums for regular premium products are shown on an annualised basis. Internal vesting business is classified as new business where the contracts include an open market option. New business premiums reflect those premiums attaching to covered business, including premiums for contracts designed as investment products for IFRS reporting.

Investment products referred to in the tables for funds under management are unit trusts, mutual funds and similar types of retail fund management arrangements. These are unrelated to insurance products that are classified as investment contracts under IFRS 4, as described in the preceding paragraph, although similar IFRS recognition and measurement principles apply to the acquisition costs and fees attaching to this type of business.

New Business Profit has been determined using the European Embedded Value (EEV) methodology and assumptions set out in our 2011 Annual Report.

In determining the EEV basis value of new business written in the period policies incept, premiums are included in projected cash flows on the same basis of distinguishing annual and single premium business as set out for statutory basis reporting.

Notes to Schedules 7(a) - 7(f)

(1a)	Insurance and investment new business for overseas operations has been calculated using average exchange rates. The applicable rate for Jackson for half year 2012 is 1.58.
(1b)	Insurance and investment new business for overseas operations for 2011 has been calculated using constant exchange rates. The applicable rate for Jackson is 1.58.
(2)	New business values are all presented pre-tax.
(3)
        Annual Equivalents, calculated as regular new business contributions plus 10 per cent of single new business contributions, are subject to roundings. PVNBPs are calculated as equalling single premiums plus the present value of expected premiums of new regular premium business. In determining the present value, allowance is made for lapses and other assumptions applied in determining the EEV new business profit.

(4)
        Balance includes segregated and pooled pension funds, private finance assets and other institutional clients. Other movements reflect the net flows arising from the cash component of a tactical asset allocation fund managed by PPM South Africa.

(5)	New business in India is included at Prudential's 26 per cent interest in the India life operation.
(6)	Balance Sheet figures have been calculated at the closing exchange rate.
(7)
        Sales are converted using the year-to-date average exchange rate applicable at the time. The sterling results for individual quarters represent the difference between the year-to-date reported sterling results at successive quarters and will include foreign exchange movements from earlier periods.

(8)	New business in China is included at Prudential's 50 per cent interest in the China life operation.
(9)	Mandatory Provident Fund (MPF) product sales in Hong Kong are included at Prudential's 36 per cent interest in Hong Kong MPF operation.
(10)
      Investment flows for the half year exclude Eastspring Money Market Funds (MMF) gross inflows of £25,355 million (half year 2011: £35,199 million) and net inflows of £103 million (half year 2011 net outflows: £383 million).

(11)
      From 1 January 2012, Prudential Portfolio Managers South Africa (Pty) Limited is no longer a subsidiary of M&G following the restructuring transaction whereby M&G's ownership has been diluted following the equitisation of the staff incentive scheme and reduced further by the sale of an additional 10 per cent equity stake to an empowerment company as encouraged under Broad Based Black Economic Empowerment legislation. Only 47.2 per cent of funds under management and flows from the South African associate company will be included in M&G's results from 2012 onwards whereas 100 per cent has been included up to the end of 2011.

Schedule 7(a) - Reported Exchange Rates
Prudential plc - NEW BUSINESS - Half year 2012
INSURANCE OPERATIONS

	Single			Regular			Annual Equivalents		(3)	PVNBP
	Half year 2012	Half year 2011		Half year 2012	Half year 2011		Half year 2012	Half year 2011		Half year 2012	Half year 2011
	YTD	YTD	+/- (%)	YTD	YTD	+/- (%)	YTD	YTD	+/- (%)	YTD	YTD	+/- (%)
	£m	£m		£m	£m		£m	£m		£m	£m
Group Insurance Operations
Asia (1a) (7)	669	744	(10%)	832	668	25%	899	743	21%	4,725	3,939	20%
US(1a) (7)	7,119	6,615	8%	8	10	(20%)	719	672	7%	7,180	6,689	7%
UK	2,960	2,520	17%	116	157	(26%)	412	409	1%	3,495	3,264	7%
Group Total	10,748	9,879	9%	956	835	14%	2,030	1,824	11%	15,400	13,892	11%

Asia Insurance Operations(1a) (7)
Hong Kong	43	76	(43%)	173	143	21%	177	151	17%	998	883	13%
Indonesia	159	85	87%	190	150	27%	206	158	30%	831	573	45%
Malaysia	46	42	10%	93	87	7%	98	91	8%	609	526	16%
Philippines	89	49	82%	12	9	33%	21	14	50%	123	73	68%
Singapore	164	173	(5%)	125	86	45%	141	103	37%	1,029	778	32%
Thailand	6	5	20%	19	10	90%	19	11	73%	71	42	69%
Vietnam	-	-	N/A	18	19	(5%)	18	19	(5%)	63	65	(3%)
SE Asia Operations inc. Hong Kong	507	430	18%	630	504	25%	680	547	24%	3,724	2,940	27%
China(8)	17	35	(51%)	32	31	3%	33	35	(6%)	156	173	(10%)
Korea	15	44	(66%)	43	51	(16%)	45	55	(18%)	235	292	(20%)
Taiwan	86	127	(32%)	79	46	72%	88	59	49%	380	285	33%
India(5)	44	108	(59%)	48	36	33%	53	47	13%	230	249	(8%)
Total Asia Operations	669	744	(10%)	832	668	25%	899	743	21%	4,725	3,939	20%

US Insurance Operations(1a) (7)
Fixed Annuities	312	229	36%	-	-	N/A	31	23	35%	312	229	36%
Fixed Index Annuities	503	415	21%	-	-	N/A	50	42	19%	503	415	21%
Life	4	6	(33%)	8	10	(20%)	8	11	(27%)	65	80	(19%)
Variable Annuities	6,114	5,892	4%	-	-	N/A	611	589	4%	6,114	5,892	4%
Wholesale	186	73	155%	-	-	N/A	19	7	171%	186	73	155%
Total US Insurance Operations	7,119	6,615	8%	8	10	(20%)	719	672	7%	7,180	6,689	7%

UK & Europe Insurance Operations
Direct and Partnership Annuities	139	184	(24%)	-	-	N/A	14	18	(22%)	139	184	(24%)
Intermediated Annuities	249	117	113%	-	-	N/A	25	12	108%	249	117	113%
Internal Vesting Annuities	657	561	17%	-	-	N/A	66	56	18%	657	561	17%
Total Individual Annuities	1,045	862	21%	-	-	N/A	105	86	22%	1,045	862	21%
Corporate Pensions	134	121	11%	91	135	(33%)	104	147	(29%)	551	750	(27%)
On-shore Bonds	1,060	835	27%	-	-	N/A	106	84	26%	1,060	836	27%
Other Products	449	421	7%	25	22	14%	70	64	9%	567	535	6%
Wholesale	272	281	(3%)	-	-	N/A	27	28	(4%)	272	281	(3%)
Total UK & Europe Insurance Ops	2,960	2,520	17%	116	157	(26%)	412	409	1%	3,495	3,264	7%
Group Total	10,748	9,879	9%	956	835	14%	2,030	1,824	11%	15,400	13,892	11%

Schedule 7(b) - Constant Exchange Rates
Prudential plc - NEW BUSINESS -Half year 2012
INSURANCE OPERATIONS

	Single			Regular			Annual Equivalents(3)			PVNBP
	Half year 2012	Half year 2011		Half year 2012	Half year 2011		Half year 2012	Half year 2011		Half year 2012	Half year 2011
	YTD	YTD	+/- (%)	YTD	YTD	+/- (%)	YTD	YTD	+/- (%)	YTD	YTD	+/- (%)
	£m	£m		£m	£m		£m	£m		£m	£m
Group Insurance Operations
Asia (1b) (7)	669	734	(9%)	832	670	24%	899	743	21%	4,725	3,953	20%
US(1b) (7)	7,119	6,783	5%	8	10	(20%)	719	688	5%	7,180	6,859	5%
UK	2,960	2,520	17%	116	157	(26%)	412	409	1%	3,495	3,264	7%
Group Total	10,748	10,037	7%	956	837	14%	2,030	1,840	10%	15,400	14,076	9%

Asia Insurance Operations(1b) (7)
Hong Kong	43	78	(45%)	173	149	16%	177	155	14%	998	907	10%
Indonesia	159	83	92%	190	146	30%	206	154	34%	831	560	48%
Malaysia	46	42	10%	93	87	7%	98	92	7%	609	530	15%
Philippines	89	51	75%	12	9	33%	21	14	50%	123	76	62%
Singapore	164	177	(7%)	125	88	42%	141	106	33%	1,029	794	30%
Thailand	6	5	20%	19	10	90%	19	11	73%	71	42	69%
Vietnam	-	-	N/A	18	19	(5%)	18	19	(5%)	63	65	(3%)
SE Asia Operations inc. Hong Kong	507	436	16%	630	508	24%	680	551	23%	3,724	2,974	25%
China(8)	17	37	(54%)	32	33	(3%)	33	37	(11%)	156	184	(15%)
Korea	15	42	(64%)	43	51	(16%)	45	55	(18%)	235	288	(18%)
Taiwan	86	124	(31%)	79	46	72%	88	58	52%	380	286	33%
India(5)	44	95	(54%)	48	32	50%	53	42	26%	230	221	4%
Total Asia operations	669	734	(9%)	832	670	24%	899	743	21%	4,725	3,953	20%

US Insurance Operations(1b) (7)
Fixed Annuities	312	235	33%	-	-	N/A	31	24	29%	312	235	33%
Fixed Index Annuities	503	425	18%	-	-	N/A	50	43	16%	503	425	18%
Life	4	6	(33%)	8	10	(20%)	8	10	(20%)	65	82	(21%)
Variable Annuities	6,114	6,042	1%	-	-	N/A	611	604	1%	6,114	6,042	1%
Wholesale	186	75	148%	-	-	N/A	19	7	171%	186	75	148%
Total US Insurance Operations	7,119	6,783	5%	8	10	(20%)	719	688	5%	7,180	6,859	5%

UK & Europe Insurance Operations
Direct and Partnership Annuities	139	184	(24%)	-	-	N/A	14	18	(22%)	139	184	(24%)
Intermediated Annuities	249	117	113%	-	-	N/A	25	12	108%	249	117	113%
Internal Vesting Annuities	657	561	17%	-	-	N/A	66	56	18%	657	561	17%
Total Individual Annuities	1,045	862	21%	-	-	N/A	105	86	22%	1,045	862	21%
Corporate Pensions	134	121	11%	91	135	(33%)	104	147	(29%)	551	750	(27%)
On-shore Bonds	1,060	835	27%	-	-	N/A	106	84	26%	1,060	836	27%
Other Products	449	421	7%	25	22	14%	70	64	9%	567	535	6%
Wholesale	272	281	(3%)	-	-	N/A	27	28	(4%)	272	281	(3%)
Total UK & Europe Insurance Ops	2,960	2,520	17%	116	157	(26%)	412	409	1%	3,495	3,264	7%
Group Total	10,748	10,037	7%	956	837	14%	2,030	1,840	10%	15,400	14,076	9%

Schedule 7(c) - Reported Exchange Rates
Prudential plc - NEW BUSINESS - Half year 2012
TOTAL INSURANCE NEW BUSINESS APE - BY QUARTER

	2011				2012
	Q1	Q2	Q3	Q4	Q1	Q2
	£m	£m	£m	£m	£m	£m
Group Insurance Operations
Asia (1a)(7)	367	376	404	513	443	456
US(1a)(7)	322	350	316	287	332	387
UK	199	210	160	177	189	223
Group Total	888	936	880	977	964	1,066

Asia Insurance Operations(1a)(7)
Hong Kong	77	74	78	102	85	92
Indonesia	74	84	81	124	97	109
Malaysia	44	47	59	73	45	53
Philippines	6	8	8	8	10	11
Singapore	47	56	60	72	72	69
Thailand	5	6	9	7	11	8
Vietnam	8	11	10	13	7	11
SE Asia Operations inc. Hong Kong	261	286	305	399	327	353
China(8)	18	17	11	13	17	16
Korea	28	27	26	20	21	24
Taiwan	29	30	36	53	43	45
India(5)	31	16	26	28	35	18
Total Asia Insurance Operations	367	376	404	513	443	456

US Insurance Operations(1a)(7)
Fixed Annuities	13	10	10	14	16	15
Fixed Index Annuities	20	22	26	25	25	25
Life	5	6	5	4	4	4
Variable Annuities	284	305	262	240	279	332
Wholesale	-	7	13	4	8	11
Total US Insurance Operations	322	350	316	287	332	387

UK & Europe Insurance Operations
Direct and Partnership Annuities	10	8	8	6	7	7
Intermediated Annuities	5	7	6	6	10	15
Internal Vesting annuities	27	29	32	34	31	35
Total Individual Annuities	42	44	47	46	48	57
Corporate Pensions	78	69	43	43	49	55
On-shore Bonds	43	41	43	51	55	51
Other Products	36	28	27	31	37	33
Wholesale	-	28	-	6	-	27
Total UK & Europe Insurance Operations	199	210	160	177	189	223
Group Total	888	936	880	977	964	1,066

Schedule 7(d) - Constant Exchange Rates
Prudential plc - NEW BUSINESS - Half year 2012
TOTAL INSURANCE NEW BUSINESS APE - BY QUARTER

	2011				2012
	Q1	Q2	Q3	Q4	Q1	Q2
	£m	£m	£m	£m	£m	£m
Group Insurance Operations
Asia(1b)(7)	368	375	399	512	443	456
US(1b) (7)	327	361	323	285	332	387
UK	199	210	160	177	189	223
Group Total	894	946	882	974	964	1,066

Asia Insurance Operations(1b)(7)
Hong Kong	79	76	80	102	85	92
Indonesia	73	81	77	122	97	109
Malaysia	44	48	59	74	45	53
Philippines	7	7	8	8	10	11
Singapore	48	58	58	73	72	69
Thailand	5	6	9	6	11	8
Vietnam	8	11	11	13	7	11
SE Asia Operations inc. Hong Kong	264	287	302	398	327	353
China(8)	19	18	12	13	17	16
Korea	28	27	25	20	21	24
Taiwan	29	29	37	54	43	45
India(5)	28	14	23	27	35	18
Total Asia Insurance Operations	368	375	399	512	443	456

US Insurance Operations(1b) (7)
Fixed Annuities	13	11	10	14	16	15
Fixed Index Annuities	21	22	27	25	25	25
Life	5	5	5	5	4	4
Variable Annuities	288	316	267	238	279	332
Wholesale	-	7	14	3	8	11
Total US Insurance Operations	327	361	323	285	332	387

UK & Europe Insurance Operations
Direct and Partnership Annuities	10	8	8	6	7	7
Intermediated Annuities	5	7	6	6	10	15
Internal Vesting annuities	27	29	32	34	31	35
Total Individual Annuities	42	44	47	46	48	57
Corporate Pensions	78	69	43	43	49	55
On-shore Bonds	43	41	43	51	55	51
Other Products	36	28	27	31	37	33
Wholesale	-	28	-	6	-	27
Total UK & Europe Insurance Operations	199	210	160	177	189	223
Group Total	894	946	882	974	964	1,066

Schedule 7(e) - Reported Exchange Rates
Prudential plc - NEW BUSINESS - Half year 2012
INVESTMENT OPERATIONS - BY QUARTER

	2011				2012
	Q1	Q2	Q3	Q4	Q1	Q2
	£m	£m	£m	£m	£m	£m
Group Investment Operations(10,11)
Opening FUM	107,491	108,234	109,901	102,535	106,984	109,507
Net Flows	1,891	1,019	487	1,621	2,116	3,251
- Gross Inflows	9,186	8,482	8,599	7,538	9,183	9,305
- Redemptions	(7,295)	(7,463)	(8,112)	(5,917)	(7,067)	(6,054)
Other Movements	(1,148)	648	(7,853)	2,828	407	(2,554)
Total Group Investment Operations	108,234	109,901	102,535	106,984	109,507	110,204

M&G(11)

Retail
Opening FUM	42,506	44,018	45,603	41,427	44,228	47,972
Net Flows	1,310	1,486	(172)	1,271	2,398	1,876
- Gross Inflows	5,474	4,900	4,322	4,353	6,055	4,995
- Redemptions	(4,164)	(3,414)	(4,494)	(3,082)	(3,657)	(3,119)
Other Movements	202	99	(4,004)	1,530	1,346	(1,496)
Closing FUM	44,018	45,603	41,427	44,228	47,972	48,352

Institutional(4)
Opening FUM	46,820	47,364	47,747	45,921	47,720	45,371
Net Flows	367	(241)	(116)	480	(631)	1,298
- Gross Inflows	1,445	1,571	2,105	1,811	954	2,697
- Redemptions	(1,078)	(1,812)	(2,221)	(1,331)	(1,585)	(1,399)
Other Movements	177	624	(1,710)	1,319	(1,718)	(378)
Closing FUM	47,364	47,747	45,921	47,720	45,371	46,291
Total M&G Investment Operations	91,382	93,350	87,348	91,948	93,343	94,643

Total PPM South Africa included in Total M&G(11)	8,772	8,695	7,396	7,872	3,757	3,584

Eastspring(10)

Equity/Bond/Other(9)
Opening FUM	16,358	14,943	14,565	13,404	13,007	13,970
Net Flows	64	(272)	713	(252)	333	50
- Gross Inflows	2,031	1,911	2,088	1,147	2,120	1,552
- Redemptions	(1,967)	(2,183)	(1,375)	(1,399)	(1,787)	(1,502)
Other Movements	(1,479)	(106)	(1,874)	(145)	630	(597)
Closing FUM(6)	14,943	14,565	13,404	13,007	13,970	13,423

Third Party Institutional Mandates
Opening FUM	1,807	1,909	1,986	1,783	2,029	2,194
Net Flows	150	46	62	122	16	27
- Gross Inflows	236	100	84	227	54	61
- Redemptions	(86)	(54)	(22)	(105)	(38)	(34)
Other Movements	(48)	31	(265)	124	149	(83)
Closing FUM(6)	1,909	1,986	1,783	2,029	2,194	2,138

Total Asia Investment Operations	16,852	16,551	15,187	15,036	16,164	15,561

US
Curian Capital - FUM(6)	3,873	4,268	4,291	4,705	5,118	5,212

Schedule 7(f) - Reported Exchange Rates
Prudential plc - NEW BUSINESS - Half year 2012
TOTAL INSURANCE NEW BUSINESS PROFIT AND MARGIN (% APE AND % PVNBP)

	2011				2012
	Q1	Q2	Q3	Q4	Q1	Q2
	YTD	YTD	YTD	YTD	YTD	YTD
	£m	£m	£m	£m	£m	£m
Annual Equivalent(3)
Total Asia Insurance Operations	367	743	1,147	1,660	443	899
Total US Insurance Operations	322	672	988	1,275	332	719
Total UK & Europe Insurance Operations	199	409	569	746	189	412
Group Total	888	1,824	2,704	3,681	964	2,030

New business profit(2)
Total Asia Insurance Operations	213	465	719	1076	260	547
Total US Insurance Operations	220	458	622	815	214	442
Total UK & Europe Insurance Operations	65	146	194	260	62	152
Group Total	498	1,069	1,535	2,151	536	1,141
New business margin (% of APE)
Total Asia Insurance Operations	58%	63%	63%	65%	59%	61%*
Total US Insurance Operations	68%	68%	63%	64%	64%	61%
Total UK & Europe Insurance Operations	33%	36%	34%	35%	33%	37%
Group Total	56%	59%	57%	58%	56%	56%

PVNBP(3)
Total Asia Insurance Operations	1,935	3,939	6,221	8,910	2,303	4,725
Total US Insurance Operations	3,206	6,689	9,858	12,720	3,307	7,180
Total UK & Europe Insurance Operations	1,551	3,264	4,603	6,111	1,580	3,495
Group Total	6,692	13,892	20,682	27,741	7,190	15,400

New business profit(2)
Total Asia Insurance Operations	213	465	719	1,076	260	547
Total US Insurance Operations	220	458	622	815	214	442
Total UK & Europe Insurance Operations	65	146	194	260	62	152
Group Total	498	1,069	1,535	2,151	536	1,141

New business margin (% of PVNBP)
Total Asia Insurance Operations	11.0%	11.8%	11.6%	12.1%	11.3%	11.6%
Total US Insurance Operations	6.9%	6.8%	6.3%	6.4%	6.5%	6.2%
Total UK & Europe Insurance Operations	4.2%	4.5%	4.2%	4.3%	3.9%	4.3%
Group Total	7.4%	7.7%	7.4%	7.8%	7.5%	7.4%
* The first half 2012 Asia ex-India margin was 63 per cent (first half 2011: 65 per cent).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 10 August 2012

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Clive Burns

Clive Burns
Head of Group Secretariat